   As filed with the Securities and Exchange Commission on June 14, 1999
                                                      Registration No. 333-76019
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                 PRE-EFFECTIVE

                              AMENDMENT NO. 2
                                       to
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ----------------
                               THERMA-WAVE, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                            3823                          94-3000561
 (State or other jurisdiction of     (Primary Standard Industrial           (I.R.S. Employer
  incorporation or organization)     Classification Code Number)          Identification No.)

                  1250 Reliance Way, Fremont, California 94539
                                 (510) 668-2200
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                ----------------
                              DR. ALLAN ROSENCWAIG
                      Chairman and Chief Executive Officer
                               Therma-Wave, Inc.
                  1250 Reliance Way, Fremont, California 94539
                                 (510) 668-2200
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ----------------
    Copies of all communications, including communications sent to agent for service, should be sent to:

             Eva Herbst Davis, Esq.                            David B. Walek, Esq.
                Kirkland & Ellis                                   Ropes & Gray
             300 South Grand Avenue                          One International Place
                   Suite 3000                              Boston, Massachusetts 02110
         Los Angeles, California 90071                            (617) 951-7000
                 (213) 680-8400

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
                                ----------------
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                ----------------
   The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed without + +notice. Therma-Wave may not sell these securities until the registration + +statement filed with the Securities and Exchange Commission is effective. + +This prospectus is not an offer to sell these securities, and Therma-Wave is + +not soliciting offers to buy these securities in any state where the offer or +
+sale of these securities is not permitted.                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
Subject To Completion,

Dated June 14, 1999

                                        Shares

                               [Therma-Wave Logo]

                                  Common Stock

  Therma-Wave, Inc. is offering shares of stock in a firmly underwritten offering. This is Therma-Wave's initial public offering, and no public market currently exists for Therma-Wave's shares. Therma-Wave anticipates that the
initial public offering price for its shares will be between $[   ] and $[   ]
per share. After the offering, the market price for Therma-Wave's shares may be outside of this range.

                                  -----------

  The common stock has been approved for quotation on the Nasdaq National Market under the symbol "TWAV," subject to official notice of issuance.


                                  -----------

  Investing in the common stock involves a high degree of risk. See "Risk Factors" beginning on page 9.

                                  -----------

                                              Per Share Total
                                              --------- -----
   Offering Price                                $       $
   Discounts and Commissions to Underwriters     $       $
   Offering Proceeds to Company                  $       $

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  Therma-Wave has granted the underwriters the right to purchase up to an
additional        shares of common stock to cover over-allotments. The
underwriters can exercise this right at any time within thirty days after the offering.

  Banc of America Securities LLC expects to deliver the shares of common stock
to investors on       , 1999.

Banc of America Securities LLC                                   Lehman Brothers

                                  -----------

                  The date of this prospectus is       , 1999.

       [pictures of an Opti-Probe(R) system and a Therma-Probe(R) system]

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

   Our fiscal year is a 52 to 53 week year ending on the Sunday on or nearest preceding March 31 for periods prior to 1997 and the Sunday on or following March 31 of each year for periods thereafter. Fiscal years 1997, 1998 and 1999 ended on April 6, 1997, April 5, 1998 and April 4, 1999, respectively. Fiscal years are identified in this prospectus according to the calendar year in which they end. For example, the fiscal year ended April 4, 1999 is referred to herein as "fiscal 1999." For convenience, the financial information included in this prospectus has been presented as ending on the last day of the nearest calendar month.

                               TABLE OF CONTENTS

                                                                          Page
Prospectus Summary.......................................................   4
Risk Factors.............................................................   9
Use of Proceeds..........................................................  19
The Reclassification.....................................................  19
Capitalization...........................................................  20
Dividend Policy..........................................................  21
Dilution.................................................................  21
Selected Historical Financial Data.......................................  22
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  24
Business.................................................................  33
Management...............................................................  48
Principal Stockholders...................................................  58
Certain Relationships and Related Transactions...........................  59
Description of Certain Indebtedness......................................  66
Description of Capital Stock.............................................  70
Shares Eligible for Future Sale..........................................  74
Underwriting.............................................................  76
Experts..................................................................  78
Legal Matters............................................................  78
Change in Independent Accountants........................................  78
Where You Can Find More Information......................................  78
Index to Financial Statements............................................ F-1

   Therma-Wave(R), Therma-Probe(R), Opti-Probe(R) and Meta-Probe(R) are registered trademarks of Therma-Wave. Fab Productivity Enhancement(TM), AE(TM), BPE(TM) and BPR(TM) are trademarks of Therma-Wave. This prospectus contains trademarks, service marks and trade names of companies and organizations other than Therma-Wave.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully. This prospectus contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this prospectus. Unless otherwise stated, the information contained in this prospectus: (1) assumes no exercise of the underwriters' over-allotment option and (2) reflects the reclassification of all of our classes of common stock into a single class of common stock.

                               Therma-Wave, Inc.

   We are a worldwide leader in the development, manufacture, marketing and service of process control metrology systems used in the manufacture of semiconductors. Process control metrology is used to monitor process parameters in order to help enable semiconductor manufacturers to reduce the size of the circuit patterns or features imprinted on the semiconductor, increase the size of the raw silicon wafer from which semiconductors are manufactured, increase their equipment productivity and improve the performance of the semiconductor device. Our current product families, the Therma-Probe and Opti-Probe, use proprietary and patented technology to provide precise, non-contact, non-destructive measurement of two of the most critical and pervasive process steps in semiconductor manufacturing:

  . ion implantation--implanting ions, usually boron, phosphorus or arsenic, into selected areas of the silicon wafer to alter its electrical properties; and

  . thin film deposition and removal--depositing and removing layers of conductive or insulating films from the silicon wafer in order to give the semiconductor the desired performance characteristics.

   The demand for semiconductors has continually increased as the use of semiconductors has expanded beyond personal computers and computer systems to a wide array of additional applications, including telecommunications and data communications systems, automotive systems, consumer electronics, medical products and household appliances. Additionally, the Internet has stimulated the need for more high performance semiconductor devices. As a result, semiconductors have become increasingly complex, with smaller feature sizes and shorter product life cycles, resulting in a more costly and complex manufacturing process. Increasingly, process control metrology has been used by semiconductor manufacturers to effectively monitor these complex manufacturing processes. The semiconductor industry experienced downturns in 1998 and 1996, during which industry revenues declined by an estimated 8.4% and 6.4%, respectively, as reported by Dataquest. Dataquest forecasts that sales of semiconductor capital equipment will decrease by approximately 1.7% in calendar 1999 as compared to calendar 1998. Despite periodic downturns as a result of the cyclicality of the semiconductor device industry, from 1992 to 1998, Dataquest reports that sales of process control metrology systems and instruments have increased at a compound annual growth rate of 20.8% and are expected to grow at a compound annual growth rate of 22.9% through 2002.

   Historically, semiconductor manufacturers have achieved an approximate 25% to 30% annual reduction in the cost per chip function through productivity improvements including reduced feature size, increased wafer size and increased equipment productivity. Although increasing wafer size and yields will continue to be sources of productivity gains for semiconductor manufacturers, increasingly, we believe, gains will come from reduced feature size and non-yield related equipment productivity enhancements, including increased equipment uptime, reduced manufacturing space requirements, reduced use of wafers for testing purposes and lower tool maintenance costs. Our strategy, which we refer to as Fab Productivity Enhancement(TM), is to be a leader in providing semiconductor manufacturers with enabling technologies to improve productivity within semi-conductor fabrication facilities. Our current Fab Productivity Enhancement(TM) solutions, the Therma-Probe and Opti-Probe systems, enhance fab productivity by helping to enable semiconductor manufacturers to reduce feature size, increase wafer size and increase equipment productivity by providing non-contact, non-destructive enabling technologies extendable over multiple process generations. Our future Fab Productivity Enhancement(TM) solutions are expected to include:

  .  Combining separate metrology systems into one tool;

  . Implementing in-situ systems to improve the direct control of process equipment and to provide real-time measurement of product wafers; and

  .  Networking these systems together.

   In-situ systems allow us to measure product wafers and monitor process equipment during the semiconductor fabrication process.

   We believe we are a technology leader in process control metrology and one of the first companies to pioneer the usage of non-contact, non-destructive process control metrology technology. We have focused heavily on the development and protection of our proprietary technology as we hold 51 U.S. and foreign patents. In addition, we have filed applications for 22 additional U.S. and foreign patents. We believe we have superior technical resources including a staff of 46 Ph.Ds, which represents over 13% of our employees. We have accomplished a number of significant innovations including the development of patented technologies for:

  . the most widely accepted metrology system for measuring the critical ion implantation process on product wafers;

  . a state-of-the-art metrology system for measuring thin films on product wafers;

  . the successful combination of thin film measurement technologies in one system; and

  . metrology software providing for advanced signal processing and data analysis.

   We believe we can leverage our strong intellectual property position and our core technological expertise in non-contact based process control metrology systems to provide additional Fab Productivity Enhancement(TM) solutions to semiconductor manufacturers.

   We believe we have achieved leading market share positions in our two principal markets. We estimate we have over 95% of the market for the non-destructive measurement of ion implantation on product wafers and over 30% of the thin film measurement market. We sell our products worldwide to leading semiconductor manufacturers including: Advanced Micro Devices, Inc., Chartered Semiconductor, Ltd., Intel Corporation, Lucent Technologies, Samsung America, Inc., Siemens AG, STMicroelectronics N.V., Toshiba Corporation and the UMC Group. International sales represented approximately 52% and 69% of our net revenues in fiscal 1998 and 1999, respectively. We have sold our products to over 70 semiconductor manufacturers located in 14 different countries. We provide our customers with a worldwide network of sales and support personnel. We intend to continue to invest in our sales and support network, as we believe it is an increasingly important competitive factor in today's global semiconductor capital equipment market.

   Therma-Wave was established in 1982 by Dr. Allan Rosencwaig, our current Chairman and CEO and the principal developer of the field of thermal wave physics. In fiscal 1992, Therma-Wave was acquired by Toray Industries, Inc. and Shimadzu Corporation. Through a recapitalization effected in May 1997, Bain Capital, Inc., Sutter Hill Ventures and our senior management team collectively acquired securities representing approximately 87% of our outstanding voting power. Our senior management team currently owns approximately 21% of our outstanding common stock and holds options to acquire an additional 12% of the common stock. Such equity ownership represents a significant economic commitment to, and participation in, the continued success of Therma-Wave.

   Therma-Wave is a Delaware corporation organized in October 1990. Our principal executive offices are located at 1250 Reliance Way, Fremont, California 94539, and our telephone number is (510) 668-2200. We maintain a website on the Internet at www.thermawave.com. Our website, and the information contained therein, is not a part of this prospectus.

                                  The Offering

Common Stock offered by Therma-Wave.............     shares

Common Stock to be outstanding after this
 offering.......................................     shares

Use of proceeds................................. To redeem a portion of our 10 5/8% senior notes. See "Use of Proceeds."

Proposed Nasdaq National Market symbol.......... "TWAV"

   The common stock to be outstanding after this offering is based on shares outstanding as of March 31, 1999 and excludes: (1) 1,778,086 shares of common stock issuable upon the exercise of outstanding options granted under our stock option plans, of which 1,196,403 were then exercisable, at exercise prices
ranging from $6.00 to $15.89 per share; (2)        additional shares of common
stock expected to be reserved for future grants, awards or sale under the 1999 Equity Incentive Plan or sale under the 1999 Employee Stock Purchase Plan; and
(3) 748,739 shares of common stock issuable upon the conversion of our mandatorily redeemable convertible preferred stock. See "Management--Stock Plans."

                       Summary Historical Financial Data
                     (in thousands, except per share data)

                                               Fiscal Year
                                ----------------------------------------------
                                 1995     1996      1997      1998      1999
                                -------  -------  --------  --------  --------
Statement of Operations Data
 (1):
Net revenues..................  $55,675  $79,293  $109,493  $115,459  $ 66,207
Gross margin..................   30,651   44,266    59,698    59,776    29,380
Operating income (loss).......    9,498   13,578    23,369    11,942    (4,677)
Income (loss) before income
 taxes........................    7,487   11,965    22,108      (429)  (18,080)
Net income (loss).............  $ 7,487  $ 7,281  $ 13,101  $ (1,033) $(15,730)
Net income (loss) attributable
 to common stockholders (2)...  $ 7,487  $ 7,281  $ 13,101  $ (1,771) $(16,562)

Net income (loss) per share
 (3):
 Basic........................  $  0.25  $  0.16  $   0.29  $  (0.27) $  (1.86)
 Diluted......................  $  0.24  $  0.16  $   0.29  $  (0.27) $  (1.86)
Weighted average number of
 shares outstanding:
 Basic........................   30,412   45,515    45,515    13,540     9,397
 Diluted......................   31,497   45,515    45,515    13,540     9,397

Pro Forma Statement of
 Operations Data (4):
Pro forma net income (loss)...                              $         $
Pro forma net income (loss)
 per share:
 Basic........................                              $         $
 Diluted......................                              $         $
Pro forma weighted average
 common shares outstanding:
 Basic........................
 Diluted......................

Other Financial Data:
EBITDA (excluding non-
 recurring charges) (5).......  $12,496  $17,185  $ 27,113  $ 19,723  $    974
Cash provided by operating
 activities...................    1,876    5,867    11,860     8,113       745
Cash used in investing
 activities...................   (2,048)  (4,965)   (1,575)   (2,900)   (1,389)
Cash provided by (used in)
 financing activities.........    5,701   (1,541)   (1,234)   (1,532)      467
Capital expenditures..........    1,616    4,361     1,091     2,900       862

                                                    March 31,
                                    -------------------------------------------
                                     1997     1998      1999    As Adjusted (6)
                                    ------- --------  --------  ---------------
Balance Sheet Data:
Cash and cash equivalents.........  $16,741 $ 20,422  $ 20,245     $ 20,245
Working capital...................   38,720   43,348    31,394       32,204
Total assets......................   68,620   89,762    72,352       70,973
Long-term debt....................   23,100  115,000   115,000       95,258
Mandatorily redeemable convertible
 preferred stock (2)..............      --    14,515    15,347       15,347
Stockholders' equity (net capital
 deficiency)......................   20,145  (70,990)  (86,971)     (67,797)

   Our fiscal year refers to the 52/53 week period ending on the Sunday on or nearest preceding March 31 of each year for periods prior to 1997 and the Sunday on or following March 31 of each year for periods thereafter.

                               Footnotes to table appear on following page.

--------

Footnotes to table on previous page.

(1) On May 16, 1997, we effected the recapitalization. We issued $115 million in aggregate principal amount of 10 5/8% senior notes in connection with the recapitalization.

(2) We issued shares of mandatorily redeemable convertible preferred stock as part of the recapitalization. The fair value of the preferred stock at March 31, 1999 of $15,347 represents the liquidation value plus accrued dividends. Dividends on the preferred stock accrue at a rate of 6.0% per annum. The preferred stock has a scheduled redemption date of May 17, 2004 and is otherwise redeemable by us at any time at our sole discretion. See "Description of Capital Stock--Preferred Stock."

(3) For the calculation of net loss per share for the years ended March 31, 1998 and 1999: (a) net loss represents the loss attributable to the weighted average number of shares of Class A common stock, Class B common stock and, prior to the recapitalization, common stock outstanding after giving effect to the 12% yield on Class L common stock and (b) weighted average number of shares outstanding excludes unvested Class B common stock.

(4) The pro forma statement of operations data gives pro forma effect to: (1) the reclassification of our three classes of common stock into a single class and (2) this offering and the application of the net proceeds therefrom as described under "Use of Proceeds," as if each had occurred as of the beginning of the periods presented. The unaudited pro forma statement of operations data does not purport to represent what our results of operations actually would have been if such transactions had actually occurred as of the beginning of the periods presented, or what such results will be for any future periods.

(5) "EBITDA" is defined herein as income (loss) before income taxes, plus depreciation, amortization, interest expense, interest income and other non-operating (income) expenses, net. "EBITDA (excluding non-recurring charges)" in the fiscal years ended March 31, 1998 and 1999 does not include $4,188 and $1,057 in recapitalization and other non-recurring expenses, respectively. Including such non-recurring charges, EBITDA for the period would have been reduced to $15,537 and $(83) for fiscal 1998 and 1999, respectively. We believe EBITDA and EBITDA (excluding non-recurring charges) are widely accepted financial indicators of a company's historical ability to service and/or incur indebtedness. However, EBITDA and EBITDA (excluding non-recurring charges) should not be considered as an alternative to net income as a measure of operating results or to cash flows as a measure of liquidity in accordance with generally accepted accounting principles. Additionally, EBITDA and EBITDA (excluding non-recurring charges) as defined herein may not be comparable to similarly titled measures reported by other companies.

(6) Adjusted to reflect the sale of     shares of common stock and the
    application of the net proceeds as described under "Use of Proceeds."

                                  RISK FACTORS

   You should carefully consider the following factors in addition to the other information set forth in this prospectus in analyzing an investment in the common stock offered hereby. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are immaterial may also adversely impact our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

   This prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those identified below as well as those discussed elsewhere in this prospectus.

We have had significant net losses and we anticipate losses to continue.

   We have not reported net income since the first quarter of fiscal 1998. We reported a net loss for fiscal 1999 of $15.7 million and for fiscal 1998 of $1.0 million. Due to the current downturn in the semiconductor industry and the related downturn in the semiconductor capital equipment industry, weak economic conditions in the Asia Pacific region, including Japan, and other factors, we expect to remain unprofitable at least through the end of calendar 1999. We cannot predict how long we will continue to experience significant net losses or when we will become profitable.

Our performance is affected by the cyclicality of the semiconductor device industry which may, from time to time, lead to decreased demand for our products.

   The current downturn in the semiconductor industry has had a material adverse effect on our recent operating results. Our business depends upon the capital expenditures of semiconductor manufacturers, which, in turn, depend upon the current and anticipated market demand for semiconductors and products utilizing semiconductors. The semiconductor industry is cyclical and has historically experienced periodic downturns, which have often resulted in a decrease in the semiconductor industry's demand for capital equipment, including process control metrology systems. There is typically a six to twelve month lag between changes in the semiconductor industry and the related impact on the level of capital expenditures. In most cases, the resulting decrease in capital expenditures has been more pronounced than the precipitating downturn in semiconductor industry revenues. The semiconductor industry experienced downturns in 1998 and 1996, during which industry revenues declined by an estimated 8.4% and 6.4%, respectively, as reported by Dataquest. Dataquest forecasts that sales of semiconductor capital equipment will decrease by approximately 1.7% in calendar 1999 as compared to calendar 1998. Although there are indications that the semiconductor industry is beginning to recover, there can be no assurance that:

  .  the semiconductor industry will improve;

  . the semiconductor industry will not experience other, possibly more severe and prolonged, downturns in the future; or

  . any such recovery will result in increased demand for capital equipment by the semiconductor industry.

   The continuation of the current downturn or any future downturn in the semiconductor industry will have a material adverse effect on our business, financial condition and results of operations.

Our quarterly operating results have historically and may, in the future, vary significantly. This may result in volatility in the market price for our shares.

   Our quarterly operating results have historically and may, in the future, vary significantly. Some of the factors that may influence our operating results in a given quarter include:

  . customer demand, which is influenced by economic conditions in the semiconductor industry, demand for products that use semiconductors, market acceptance of our products and those of our customers, seasonality, changes in product mix, and the timing, cancellation or delay of customer orders and shipments;

  . competition, such as competitive pressures on prices of our products, the introduction or announcement of new products by us or our competitors and discounts that may be granted to certain customers;

  . fluctuations in the availability and cost of components, subassemblies and production capacity;

  .  expenses incurred in connection with litigation;

  . product development costs, such as increased research, development, engineering and marketing expenses associated with new products or product enhancements, and the effect of transitioning to new or enhanced products; and

  . levels of fixed expenses relative to revenue levels, including research and development costs associated with product development.

   During a given quarter, a significant portion of our revenue may be derived from the sale of a relatively small number of systems. Accordingly, a small change in the number of systems actually shipped may cause significant changes in operating results. In addition, because of the significantly different gross margins attributable to our two product lines, changes in product mix may cause fluctuations in operating results.

Our largest customers have historically accounted for a significant portion of our revenues. Accordingly, our business may be adversely affected by the loss of, or reduced purchases by, one or more of our large customers.

   If, for any reason, any of our key customers were to purchase significantly less of our products in the future, such decreased level of purchases could have a material adverse effect on our business, financial condition and results of operations. During fiscal 1999, sales to Intel Corporation and Advanced Micro Devices, Inc. accounted for approximately 23% and 18% of our net revenues, respectively, and sales to our top five customers in the aggregate accounted for approximately 53% of our net revenues. During fiscal 1998, sales to Intel Corporation accounted for approximately 23% of our net revenues, and sales to our top five customers in the aggregate accounted for approximately 45% of our net revenues. As customers seek to establish closer relationships with their suppliers, we expect that our customer base will continue to become more concentrated with a limited number of customers accounting for a significant portion of our revenues. See "Business--Customers."

We operate in the highly competitive semiconductor capital equipment industry and compete against larger companies.

   We operate in the highly competitive semiconductor capital equipment industry and face competition from a number of competitors, some of which have greater financial, engineering, manufacturing and marketing resources and broader product offerings than Therma-Wave. We cannot assure you that our products will be able to compete successfully with the products of our competitors. Many of our competitors are investing heavily in the development of new products aimed at applications we currently serve. Our competitors in each product area can be expected to continue to improve the design and performance of their products and to introduce new products with competitive prices and performance characteristics. In addition, we believe that our competitors sometimes provide demonstration systems to semiconductor manufacturers at no cost. We could be required to employ similar promotions in order to remain competitive if this practice becomes more pervasive in the industry.

Competitive conditions in our industry may require us to reduce our prices.

   Due to competitive conditions in our industry, we have reduced prices on certain of our products in order to maintain our market share. There can be no assurance that competitive pressures will not necessitate further price reductions. Maintaining technological advantages to mitigate the adverse effect of pricing pressures will require a continued high level of investment by us in research and development and sales and marketing. There can be no assurance that we will have sufficient resources to continue to make such investments or that we will be able to make the technological advances necessary to maintain such competitive advantages. To the extent our products do not provide technological advantages over products offered by our competitors, we are likely to experience increased price competition or loss of market share with respect to such products.

We encounter difficulties in soliciting customers of our competitors because of high switching costs in the markets in which we operate.

   We believe that once a device manufacturer has selected a particular vendor's capital equipment, that manufacturer generally relies upon that vendor's equipment for that specific production line application and, to the extent possible, subsequent generations of that vendor's systems. Accordingly, it may be difficult to achieve significant sales to a particular customer once another vendor's capital equipment has been selected by that customer unless there are compelling reasons to do so, such as significant performance or cost advantages.

Our business may be adversely impacted as a result of our substantial leverage, which requires the use of a substantial portion of our excess cash flow and may limit our access to additional capital.

   We incurred substantial indebtedness in connection with our recapitalization, which occurred on May 16, 1997. We currently are required to make annual cash interest payments totaling $12.2 million relating to our outstanding $115.0 million 10 5/8% senior notes which represented approximately 96% of our operating cash flows during fiscal 1999. Interest payments as a percentage of operating cash flows can be expected to fluctuate in the future depending primarily upon our net income (loss) and outstanding debt balance. At March 31, 1999, on a pro forma basis giving effect to this offering and the application of the net proceeds therefrom, our total indebtedness would have been approximately $95.3 million and our net capital deficiency would have been $67.8 million. In addition, as of March 31, 1999, we had unused borrowing capacity of $17.0 million under our bank credit facility. Furthermore, subject to the restrictions in our senior bank credit facility and the indenture relating to our 10 5/8% senior notes, we may incur additional indebtedness, including secured indebtedness, from time to time to finance acquisitions, capital expenditures and working capital, redeem our Preferred Stock, make certain deferred bonus payments to our executive officers or for other purposes.

   The level of our indebtedness could have important consequences for us. The following summarizes the material consequences:

  . a substantial portion of our cash flow from operations must be dedicated to the repayment of indebtedness and will not be available for other purposes;

  . our future ability to obtain additional debt financing for working capital, capital expenditures, acquisitions or other purposes may be limited; and

  . our level of indebtedness has in the past, and could in the future, limit our flexibility in reacting to changes in the industry, general economic conditions and our ability to withstand a prolonged downturn in the semiconductor and/or semiconductor capital equipment industries.

   Most of our competitors currently operate on a less leveraged basis and have significantly greater operating and financing flexibility than we do.

A breach of any of the restrictive covenants in our senior notes indenture or our bank credit facility could result in a default under our senior note indenture and/or our bank credit facility. If the bank accelerates all amounts owing under the bank credit facility because of a default under the bank credit facility and we are unable to pay such amounts, the bank has the right to foreclose on our assets, including the capital stock pledged as security under our bank credit facility.

   The indenture relating to our senior notes and our bank credit facility contain restrictive covenants. In addition, our bank credit facility requires us to maintain specified financial ratios and satisfy financial condition tests at the end of each fiscal quarter. In June 1998, we amended our bank credit facility to adjust the financial tests requiring us to maintain minimum levels of EBITDA during each six-month period ending on the last day of each fiscal quarter and minimum levels of cumulative EBITDA from April 7, 1996 to the last day of each fiscal quarter. These amendments were effected in light of the impact of the downturn in the semiconductor industry on our operating results. Without these amendments to our bank credit facility, on June 30, 1998, we would have violated the financial test relating to the maintenance of minimum levels of EBITDA for the six-month period ending on such date. These adjustments relate to periods prior to March 31, 2000. For periods after that time, the financial tests and covenants contained in the original agreement will apply. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and there can be no assurance that we will meet those tests. A breach of any of these covenants could result in a default under our bank credit facility and/or the indenture relating to our senior notes. Substantially all of our assets and those of our subsidiaries, together with all of the capital stock of any domestic subsidiary and 65% of the capital stock of each of our first-tier foreign subsidiaries, are pledged as security under our bank credit facility. If the bank accelerates all amounts owing under the bank credit facility because of a default under the bank credit facility and we are unable to pay such amounts, the bank has the right to foreclose on our assets, including the capital stock pledged as security under our bank credit facility. See "Description of Certain Indebtedness."

Our future growth depends on our ability to develop new and enhanced products for the semiconductor industry. We cannot assure you that we will be successful in our product development efforts or that our new products will gain general market acceptance.

   Our future growth will depend, in part, on our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. Our failure to successfully identify new product opportunities or to develop, manufacture, assemble or introduce new products could have a material adverse effect on our growth prospects. For example, we expect our product development efforts to include combining separate metrology systems into one tool, implementing in-situ systems and networking these systems together. In-situ systems allow us to measure product wafers and monitor process equipment during the semiconductor fabrication process. We are also developing the Meta-Probe system, which is a thin film metrology system specifically designed to measure the thickness and material properties of opaque and metallic thin films. We cannot assure you that we will not experience difficulties or delays in our development efforts with respect to these products or that we will be successful in developing these products. In addition, we cannot assure you that these products will gain market acceptance or that we will not experience reliability or quality problems.

Rapid technological changes in our industry will require us to continually develop new and enhanced products.

   Our industry is characterized by rapid technological changes and the need to develop and introduce new products to meet customers' expanding needs and evolving industry standards. There can be no assurance that we will successfully develop and bring new products to market in a timely and cost-effective manner, that any product enhancement or new product developed by us will gain market acceptance, or that products or technologies developed by others will not render our products or technologies obsolete or noncompetitive. A fundamental shift in technology in our product markets could have a material adverse effect on us, particularly in light of the fact that we currently derive substantially all of our revenues from sales of our two product families, the Opti-Probe and Therma-Probe.

Our business could be adversely affected if we are unable to protect our proprietary technology or if we infringe on the proprietary technology of others.

   Our future success and competitive position depend in part upon our ability to obtain and maintain proprietary technology used in our principal product families, and we rely, in part, on patent, trade secret and trademark law to protect that technology. We have obtained a number of patents relating to our two key product families, the Opti-Probe and Therma-Probe, and have filed applications for additional patents. There can be no assurance that any of our pending patent applications will be approved, that we will develop additional proprietary technology that is patentable, that any patents owned by or issued to us will provide us with competitive advantages or that these patents will not be challenged by any third parties. Furthermore, there can be no assurance that third parties will not design around our patents. Any of the foregoing results could have a material adverse effect on our business, financial condition or results of operations.

   In addition to patent protection, we rely upon trade secret protection for our confidential and proprietary information and technology. We routinely enter into confidentiality agreements with our employees. However, there can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that our confidential and proprietary information and technology will not be independently developed by or become otherwise known to third parties.

   Our commercial success will also depend, in part, on our ability to avoid infringing or misappropriating any patents or other proprietary rights owned by third parties. If we are found to infringe or misappropriate a third party's patent or other proprietary rights, we could be required to pay damages to such third party, alter our products or processes, obtain a license from the third party or cease certain activities, including making or selling certain products. If we are required to do any of the foregoing, there can be no assurances that we will be able to do so on commercially favorable terms, if at all. Our inability to do any of the foregoing on commercially favorable terms could have a material adverse impact on our business, financial condition or results of operations.

Protection of our intellectual property rights, or third parties seeking to enforce their own intellectual property rights against us, may result in litigation, the cost of which could be substantial. We are currently involved in litigation regarding our thin-film thickness measuring technology.

   We may be required to initiate litigation in order to enforce any patents issued to or licensed to us or to determine the scope and/or validity of a third party's patent or other proprietary rights. In addition, we may be subject to lawsuits by third parties seeking to enforce their own intellectual property rights. Any such litigation, regardless of outcome, could be expensive and time consuming and, as discussed above in the prior risk factor, could subject us to significant liabilities or require us to cease using certain technology and, consequently, could have a material adverse effect on our business, financial condition or results of operations. We are currently involved in litigation with KLA-Tencor Corporation regarding our thin-film thickness measuring technology. See "Business--Legal Proceedings."

We will need to be able to attract and retain key personnel with knowledge of instruments used in semiconductor manufacturing processes to help support our future growth. Competition for such personnel in our industry is high.

   Our success depends to a significant degree upon the continued contributions of key management, engineering, sales and marketing, customer support, finance and manufacturing personnel. The loss of the services of certain personnel, who would be extremely difficult to replace, could have a material adverse effect on us. There can be no assurance that the services of such personnel will continue to be available to us. We have employment agreements with certain members of our senior management team, including Messrs. Rosencwaig, Schwartz, Christie, Smith, Opsal and Willenborg. In addition, we maintain and are the named beneficiary under key-man life insurance policies for Messrs. Rosencwaig, Willenborg and Opsal in the amounts of $500,000, $100,000 and $250,000, respectively. To support our future growth, we will need to attract and retain additional qualified employees. Competition for such personnel in our industry is high, and we cannot be certain that we will be successful in attracting and retaining such personnel. See "Management--Employment Agreements."

Our operations are characterized by the need for continued investment in research and development and, as a result, our ability to reduce costs is limited.

   Our operations are characterized by the need for continued investment in research and development and extensive ongoing customer service and support capability. As a result, our operating results could be materially adversely affected if our level of revenues are below expectations. In addition, because of our emphasis on research and development and technological innovation, there can be no assurance that our operating costs will not increase in the future. We expect the level of research and development expenses to increase in the near future in both absolute dollar terms and as a percentage of our revenues.

We obtain some of the components and subassemblies included in our systems from a single source or limited group of suppliers, the partial or complete loss of which could have at least a temporary adverse effect on our operations.

   Some of the components and subassemblies included in our systems are obtained from a single source or a limited group of suppliers. From time to time, we have experienced temporary difficulties in receiving orders from some of these suppliers. Although we seek to reduce dependence on these sole and limited source suppliers, the partial or complete loss of these sources could have at least a temporary adverse effect on our results of operations and damage customer relationships. Further, a significant increase in the price of one or more of these components or subassemblies could materially adversely affect our results of operations.

We are subject to risks associated with manufacturing all of our products at a single facility. Any prolonged disruption in the operations of that facility could have a material adverse effect on our business.

   We produce all of our products in our manufacturing facility located in Fremont, California. Our manufacturing processes are highly complex, require sophisticated and costly equipment and a specially designed facility. As a result, any prolonged disruption in the operations of our manufacturing facility, whether due to technical or labor difficulties, destruction of or damage to this facility as a result of an earthquake, fire or any other reason, could have a material adverse effect on our business, financial condition or results of operations.

We rely upon manufacturers' sales representatives for a significant portion of our sales. A disruption in our relationship with any sales representative could have a material adverse effect on our business.

   Approximately 50% of our sales have historically been made through manufacturers' sales representatives. The activities of these representatives are not within our control, and they may sell products manufactured by other manufacturers. In addition, in some locations our manufacturing sales representatives also provide field service to our customers. A reduction in the sales efforts or financial viability of such manufacturers' sales representatives, or a termination of our relationship with such representatives, could have a material adverse effect our sales, financial results and ability to support our customers. Although we believe that we maintain good relations with our sales representatives, there can be no assurance that such relationships will continue.

Our net sales and results of operations can be adversely affected by the instability of Asian economies, from which we derive a significant portion of our revenues.

   Our sales to customers in Asian markets represented approximately 40% and 33% of total net revenues for fiscal 1998 and 1999, respectively. Companies in the Asia Pacific region, including Japan, Korea and Taiwan, each of which accounts for a significant portion of our business in that region, have experienced weaknesses in their currency, banking and equity markets over the last 18 months. These weaknesses began to adversely affect our sales to semiconductor device and capital equipment manufacturers located in these regions in the fourth quarter of calendar 1997 and have continued to adversely affect them in 1998. Although we have recently received an increased level of orders from customers in the Asia Pacific region, we expect that turbulence in the Asian markets could adversely affect our sales at least through the end of calendar 1999.

We are subject to certain operational, financial, political and foreign exchange risks due to our significant level of international sales.

   International sales accounted for approximately 52% and 69% of our total revenues for fiscal 1998 and 1999, respectively. We anticipate that international sales will continue to account for a significant portion of our revenue in the foreseeable future. Due to the significant level of our international sales, we are subject to material risks which include:

  .  unexpected changes in regulatory requirements;

  .  tariffs and other market barriers;

  .  political and economic instability;

  .  potentially adverse tax consequences;

  .  outbreaks of hostilities;

  .  difficulties in accounts receivable collection;

  .  extended payment terms;

  .  difficulties in managing foreign sales representatives; and

  .  difficulties in staffing and managing foreign branch operations.

In addition, the laws of certain countries in which our products are or may be sold may not provide our products and intellectual property rights with the same degree of protection as the laws of the United States.

   A substantial portion of our international sales are denominated in U.S. dollars. As a result, changes in the values of foreign currencies relative to the value of the U.S. dollar can render our products comparatively more expensive. Such conditions could negatively impact our international sales.

Our failure to identify and remediate all material Year 2000 risks could significantly disrupt our business if we are forced to devote substantial resources to Year 2000 remediation efforts, or if Year 2000 problems among our suppliers or customers cause delays in shipping or receiving products.

   We have implemented a multi-phase Year 2000 project consisting of assessment and remediation, and testing following remediation. We cannot, however, be certain that we have identified all of the potential risks. Failure by us to identify and remediate all material Year 2000 risks could adversely affect our business, financial condition and results of operations. We have identified the following risks you should be aware of:

  . we cannot be certain that the entities on whom we rely for certain goods and services that are important for our business will be successful in addressing all of their software and systems problems in order to operate without disruption in the year 2000 and beyond;

  . our customers or potential customers may be affected by Year 2000 issues that may, in part:

     -- cause a reduction, delay or cancellation of customer orders

     -- cause a delay in payments for products shipped

     -- cause customers to expend significant resources on Year 2000 compliance matters, rather than investing in our products; and

  . we have not developed a contingency plan related to a failure of our, or a third-party's, Year 2000 remediation efforts and may not be prepared for such an event.

   Further, while we have made efforts to notify our customers who have purchased potentially non-compliant products, we cannot be sure that such customers will not assert claims against us alleging that such products should have been Year 2000 compliant at the time of purchase, which could result in costly litigation and divert management's attention.

We expect to use all of the net proceeds of this offering to repay indebtedness and, as a result, we may be unable to meet our future capital and liquidity requirements.

   We expect to use all of the net proceeds of this offering to repay indebtedness. As a result, none of the net proceeds will be available to fund future operations. We expect that our principal sources of funds following this offering will be cash generated from operating activities and, if necessary, borrowings under our senior bank credit facility. We believe that these funds will provide us with sufficient liquidity and capital resources for us to meet our current and future financial obligations, as well as to provide funds for our working capital, capital expenditures and other needs for the foreseeable future. No assurance can be given, however, that this will be the case. We may require additional equity or debt financing to meet our working capital requirements or to fund our research and development efforts. There can be no assurance that additional financing will be available when required or, if available, will be on terms satisfactory to us.

One of our stockholders, Bain Capital, Inc., will continue to have significant influence over our business after this offering, and could delay, deter or prevent a change of control or other business combination.

   Upon completion of this offering, investment funds affiliated with Bain Capital, Inc. will hold approximately % of our outstanding common stock. If the underwriters' over-allotment is exercised in full, these funds will hold
approximately   % of our outstanding common stock. In addition, three of the seven directors that will serve on our board following this offering will be representatives of Bain Capital, Inc. By virtue of such stock ownership and board representation, Bain Capital, Inc. will continue to have a significant influence over all matters submitted to our stockholders, including the election of our directors, and to exercise significant control over our business, policies and affairs. Such concentration of voting power could have the effect of delaying, deterring or preventing a change of control of Therma-Wave or other business combination that might otherwise be beneficial to stockholders.

Certain provisions of our charter documents and Delaware law could discourage potential acquisition proposals and could delay, deter or prevent a change in control.

   Certain provisions of our certificate of incorporation and by-laws may inhibit changes in control of Therma-Wave not approved by our board of directors and would limit the circumstances in which a premium may be paid for the common stock in proposed transactions, or a proxy contest for control of the board may be initiated. These provisions provide for:

  .  a classified board of directors;

  .  a prohibition on stockholder action through written consents;

  . a requirement that special meetings of stockholders be called only by our chief executive officer or the board of directors;

  .  advance notice requirements for stockholder proposals and nominations;

  . limitations on the ability of stockholders to amend, alter or repeal the by-laws; and

  . the authority of the board to issue, without stockholder approval, preferred stock with such terms as the board may determine.

   We will also be afforded the protections of Section 203 of the Delaware General Corporation Law, which could have similar effects. See "Description of Capital Stock."

Trading in our shares could be subject to extreme price fluctuations.

   The market for our shares may be subject to extreme price and volume fluctuations. We believe that a number of factors, both within and outside our control, could cause the price of our common stock to fluctuate, perhaps substantially. The material factors that could cause our common stock to fluctuate include:

  . announcements of developments related to our business or our competitors' or customers' businesses;

  .  fluctuations in our financial results;

  . general conditions or developments in the semiconductor and/or semiconductor capital equipment industries;

  . potential sales of our common stock into the marketplace by Therma-Wave or our stockholders;

  . announcements of technological innovations or new or enhanced products by us or our competitors or customers;

  . a shortfall in revenue, gross margin, earnings or other financial results or changes in research analysts' expectations; and

  . the limited number of shares of our common stock traded on a daily basis.

   We cannot be certain that the market price of our common stock will not experience significant fluctuations in the future, including fluctuations that are material, adverse and unrelated to our performance.

You will experience an immediate and significant dilution in the book value of your investment.

   Because the initial public offering price is substantially higher than the book value per share of common stock, purchasers of the common stock in this
offering will be subject to immediate and substantial dilution of $   per
share. See "Dilution."

Future sales by our existing stockholders could adversely affect the market price of our common stock.

   Future sales of the shares of common stock held by existing stockholders could have a material adverse effect on the market price of our common stock. Upon completion of this offering, we expect that:

  .  the     shares of common stock, or    shares if the underwriters' over-
     allotment option is exercised in full, sold in this offering will be freely tradeable without restriction under the Securities Act, except any such shares which may be acquired by an "affiliate" of Therma-Wave; and

  .      shares of common stock held by our existing stockholders will be eligible for sale into the public market, subject to compliance with the resale volume limitations and other restrictions of Rule 144 under the Securities Act, beginning 180 days after the date of this prospectus.

   Beginning 180 days after the completion of this offering, the holders of an
aggregate of approximately    shares of common stock will have certain rights
to require us to register their shares of common stock under the Securities Act at our expense.

The forward-looking statements contained in this prospectus are based on our predictions of future performance. As a result, you should not place undue reliance on these forward-looking statements.

   This prospectus contains certain forward-looking statements, including, without limitation, statements concerning the conditions in the semiconductor and semiconductor capital equipment industries, our operations, economic performance and financial condition, including in particular statements relating to our business and growth strategy and product development efforts. The words "believe," "expect," "anticipate," "intend" and other similar expressions generally identify forward-looking statements. Potential investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based largely on our current expectations and are subject to a number of risks and uncertainties, including, without limitation, those identified under "Risk Factors" and elsewhere in this prospectus and other risks and uncertainties indicated from time to time in our filings with the SEC. Actual results could differ materially from these forward-looking statements. In addition, important factors to consider in evaluating such forward-looking statements include changes in external market factors, changes in our business or growth strategy or an inability to execute our strategy due to changes in our industry or the economy generally, the emergence of new or growing competitors and various other competitive factors. In light of these risks and uncertainties, there can be no assurance that the matters referred to in the forward-looking statements contained in this prospectus will in fact occur.

                                USE OF PROCEEDS

   We estimate that our net proceeds from the sale of    shares of common stock
in this offering will be approximately $22.7 million. If the underwriters' over-allotment option is exercised in full, our net proceeds will be approximately $26.1 million assuming an initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus. We intend to use all of the net proceeds to redeem or repurchase senior notes and to pay the redemption premium, if any, and accrued and unpaid interest thereon.

   Our senior notes mature on May 15, 2004, and bear interest at the rate of 10 5/8% per annum. Under the terms of the indenture relating to the senior notes, we are required to use the net proceeds from this offering, assuming we receive net proceeds equal to or in excess of $25.0 million, to make an offer to redeem up to 35% of the aggregate principal amount of the senior notes outstanding at a price equal to 110.625% of the principal amount thereof plus accrued and unpaid interest thereon. If we are not required to make this redemption offer because we receive less than $25.0 million in net proceeds from this offering, we will repurchase the senior notes either through privately-negotiated transactions, open market purchases or a combination of the foregoing. Market conditions at the time of our voluntary repurchases will dictate the premium that we will pay. The amount of senior notes we redeem or repurchase will be equal to the aggregate amount of net proceeds we receive in the offering divided by the premium associated with such redemption or repurchase. Pending such use, we will invest such proceeds in short-term, interest-bearing, investment-grade securities. See "Description of Certain Indebtedness--Senior Notes."

                              THE RECLASSIFICATION

   We currently have three classes of common stock, designated as Class A common stock, Class B common stock and Class L common stock. The Class A common stock and Class B common stock are identical, except that the Class B common stock is non-voting and is convertible on a share-for-share basis into Class A common stock at any time following this offering. The Class L common stock is identical to the Class A common stock, except that each share of Class L common stock is entitled to a preferential payment upon any distribution by us to holders of our capital stock, whether by dividend, liquidating distribution or otherwise, equal to the original cost of such share ($19.085) plus an amount which accrues on a daily basis at a rate of 12.0% per annum, compounded annually. This preferential amount is referred to herein as the "Preference Amount." As of March 31, 1999, the Preference Amount was $23.65 per share of Class L common stock issued at the time of the recapitalization.

   Immediately prior to the completion of this offering, we will amend our certificate of incorporation in order to reclassify:

  . all of the outstanding shares of Class A common stock and Class B common stock into a single class of common stock on a share-for-share basis and

  . all of the outstanding shares of Class L common stock into one share of common stock plus an additional number of shares of common stock determined by dividing the Preference Amount by the value of a share of common stock based on the initial public offering price.

   The foregoing is referred to in this prospectus as the "Reclassification."

   Assuming an initial public offering price of $   per share, the mid-point of
the range set forth on the cover page of this prospectus, and a closing date of
     , 1999 for this offering, an aggregate of    shares of common stock will
be issued in exchange for the outstanding shares of Class L common stock in connection with the Reclassification. The actual number of shares of common stock that will be issued as a result of the Reclassification is subject to change based on the actual offering price and the closing date of this offering. Fractional shares otherwise issuable as a result of the Reclassification will be rounded to the nearest whole number. See "Description of Capital Stock."

                                 CAPITALIZATION

   The following table sets forth the cash and cash equivalents and the capitalization of Therma-Wave as of March 31, 1999 on an actual basis and on an as adjusted basis to reflect: (1) the Reclassification and (2) the sale by us
of     shares of common stock pursuant to this offering, assuming an offering
price of $    per share, the midpoint of the range set forth on the cover page of this prospectus, and the application of the net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the "Selected Historical Financial Data" included elsewhere in this prospectus.

                                                             March 31, 1999
                                                          ----------------------
                                                           Actual    As Adjusted
                                                          ---------  -----------
                                                             (in thousands)
Cash and cash equivalents...............................  $  20,245   $ 20,245
                                                          =========   ========
Long-term obligations:
  Bank Credit Facility..................................  $     --    $    --
  Senior Notes (1)......................................    115,000     95,258
  Other long-term obligations...........................      2,817      2,817
                                                          ---------   --------
    Total long-term obligations.........................    117,817     98,075
Mandatorily redeemable convertible preferred stock (2)..     15,347     15,347
Stockholders' equity (net capital deficiency):
  Preferred stock, $0.01 par value, 5,000,000 shares
   authorized; no shares issued on an actual and as
   adjusted basis.......................................        --         --
  Common stock, $0.01 par value, 35,000,000 shares
   authorized; no shares issued on an actual basis;
   shares issued and outstanding on an as adjusted
   basis (3)............................................        --         --
  Class A common stock, $0.01 par value, 20,000,000
   shares authorized; 9,073,532 shares issued and
   outstanding on an actual basis and no shares
   authorized, issued and outstanding on an as adjusted
   basis................................................         91        --
  Class B common stock, $0.01 par value, 4,000,000
   shares authorized; 1,118,092 shares issued and
   outstanding on an actual basis and no shares
   authorized, issued and outstanding on an as adjusted
   basis................................................         11        --
  Class L common stock, $0.01 par value, 2,000,000
   shares authorized; 1,008,170 shares issued and
   outstanding on an actual basis and no shares
   authorized, issued and outstanding on an as adjusted
   basis................................................         10        --
  Additional paid-in capital (3)........................     19,754     42,516
  Accumulated deficit (4)...............................   (105,416)  (108,892)
  Other.................................................     (1,421)    (1,421)
                                                          ---------   --------
    Total stockholders' equity (net capital
     deficiency)........................................    (86,971)   (67,797)
                                                          ---------   --------
    Total capitalization................................  $  46,193   $ 45,625
                                                          =========   ========

--------
(1) Assumes all net proceeds are used to redeem senior notes at a redemption price of 110.625% of the aggregate principal amount thereof.

(2) We issued shares of preferred stock as part of the recapitalization. The fair value of the preferred stock at March 31, 1999 of $15,347 represents the liquidation value plus accrued dividends. Dividends on the preferred stock accrue at a rate of 6.0% per annum. The preferred stock has a scheduled redemption date of May 17, 2004 and is otherwise redeemable by us at any time at our sole discretion. See "Description of Capital Stock-- Preferred Stock."

(3) Par value of common stock on an as adjusted basis has not been presented as the number of shares to be sold in this offering has not yet been determined. Consequently, the value which would have otherwise been ascribed to the common stock on an as adjusted basis has been included in additional paid-in capital.

(4) The As Adjusted, Accumulated deficit balance at March 31, 1999 includes an extraordinary charge of $3,476 relating to the redemption of a portion of our senior notes (assuming a redemption premium of 110.625%) and the pro rata portion of deferred financing costs.

                                DIVIDEND POLICY

   We have not in the past paid, and do not expect for the foreseeable future to pay, dividends on our common stock. Instead, we anticipate that all of our earnings in the foreseeable future will be used for working capital purposes and to reduce indebtedness. The payment of dividends by us to holders of our common stock is prohibited by our bank credit facility and is restricted by our indenture relating to the senior notes. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

                                    DILUTION

   Our pro forma net tangible book value as of March 31, 1999 was $    million,
or $    per share of common stock. Pro forma net tangible book value
(deficiency) per share is determined by dividing our tangible net capital deficiency by the aggregate number of shares of common stock outstanding, assuming the Reclassification had taken place on March 31, 1999. For purposes of the foregoing, we calculated our net capital deficiency by subtracting our intangible assets and total liabilities from our total assets. After giving effect to the sale of the shares of common stock offered hereby, at an assumed offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt and application of the net proceeds therefrom, pro forma net tangible book value as of March 31, 1999
would have been approximately $    million, or $    per share. This represents
an immediate increase in pro forma net tangible book value of $    per share to
the current stockholders and an immediate dilution in pro forma net tangible
book value of $    per share to purchasers of common stock in the offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share......................      $
  Pro forma net tangible book value (deficiency) per share at March
   31, 1999.......................................................... $
  Increase per share attributable to new investors...................
                                                                      ----
Pro forma net tangible book value per share after this offering......
                                                                           ----
Net tangible book value dilution per share to new investors (1)......      $
                                                                           ====

--------
(1) Dilution is determined by subtracting pro forma net tangible book value per share after the offering from the offering price per share.

   The following table summarizes, on a pro forma basis, as of March 31, 1999, the number of shares purchased, the total consideration paid (or to be paid) and the average price per share paid (or to be paid) by the existing stockholders and the purchasers of common stock in the offering, at an assumed
offering price of $   per share, the midpoint of the range set forth on the
cover page of this prospectus, before deducting the estimated offering expenses and underwriting discounts and commissions:

                                         Shares         Total      Average Price
                                       Purchased    Consideration    Per Share
                                     -------------- -------------- -------------
                                     Number Percent Amount Percent
                                     ------ ------- ------ -------
Existing stockholders...............              %  $           %     $
New investors.......................                                   $
                                      ---    -----   ----   -----
  Total.............................         100.0%  $      100.0%
                                      ===    =====   ====   =====

   As of March 31, 1999, there were an aggregate of: (1) 1,778,086 shares of common stock issuable upon the exercise of outstanding options granted under our stock plans, of which 1,196,403 were then exercisable, at exercise prices
ranging from $6.00 to $15.89 per share; (2)    additional shares of common
stock expected to be reserved for grants, awards or sale under the 1999 Equity Incentive Plan or sale under the 1999 Employee Stock Purchase Plan; and (3) 748,739 shares of common stock issuable upon the conversion of our preferred stock. See "Management--Stock Plans."

                       SELECTED HISTORICAL FINANCIAL DATA
                     (in thousands, except per share data)

   The following selected historical financial data as of March 31, 1998 and 1999, and for the fiscal years ended March 31, 1997, 1998 and 1999 have been derived from our audited consolidated financial statements and notes thereto, which are included elsewhere in this prospectus. The selected historical financial data as of March 31, 1995, 1996 and 1997 and for the fiscal years ended March 31, 1995 and 1996 were derived from our audited consolidated financial statements, which do not appear elsewhere in this prospectus. Our fiscal year refers to the 52/53 week period ending on the Sunday on or nearest preceding March 31 of each year for periods prior to 1997 and the Sunday on or following March 31 of each year for periods thereafter. The selected historical financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and accompanying notes thereto included elsewhere in this prospectus.

                                               Fiscal Year
                                ----------------------------------------------
                                 1995     1996      1997      1998      1999
                                -------  -------  --------  --------  --------
Statement of Operations Data
 (1):
Net revenues..................  $55,675  $79,293  $109,493  $115,459  $ 66,207
Cost of revenues..............   25,024   35,027    49,795    55,683    36,827
                                -------  -------  --------  --------  --------
Gross margin..................   30,651   44,266    59,698    59,776    29,380
Operating expenses:
 Research and development.....    5,942   10,072    13,050    19,057    15,130
 Selling, general and
  administrative..............   13,299   18,704    22,004    24,589    17,870
 Amortization of goodwill and
  purchased intangibles.......    1,912    1,912     1,275       --        --
 Recapitalization and other
  non-recurring expenses......      --       --        --      4,188       --
 Expenses relating to
  operating cost
  improvements................      --       --        --        --      1,057
                                -------  -------  --------  --------  --------
  Total operating expenses....   21,153   30,688    36,329    47,834    34,057
                                -------  -------  --------  --------  --------
Operating income (loss).......    9,498   13,578    23,369    11,942    (4,677)
Interest expense..............    1,998    1,722     1,621    12,930    14,060
Interest income...............     (102)    (247)     (346)     (753)     (651)
Other (income) expense, net...      115      138       (14)      194        (6)
                                -------  -------  --------  --------  --------
Income (loss) before provision
 for income taxes.............    7,487   11,965    22,108      (429)  (18,080)
Provision (benefit) for income
 taxes........................      --     4,684     9,007       604    (2,350)
                                -------  -------  --------  --------  --------
Net income (loss).............  $ 7,487  $ 7,281  $ 13,101  $ (1,033) $(15,730)
                                =======  =======  ========  ========  ========
Net income (loss) attributable
 to common stockholders (2)...  $ 7,487  $ 7,281  $ 13,101  $ (1,771) $(16,562)
                                =======  =======  ========  ========  ========
Net income (loss) per
 share (3):
 Basic........................  $  0.25  $  0.16  $   0.29  $  (0.27) $  (1.86)
 Diluted......................  $  0.24  $  0.16  $   0.29  $  (0.27) $  (1.86)
Weighted average common shares
 outstanding:
 Basic........................   30,412   45,515    45,515    13,540     9,397
 Diluted......................   31,497   45,515    45,515    13,540     9,397

Pro Forma Statement of
 Operations Data (4):
Pro forma net income..........
Pro forma net income per
 share:
 Basic........................
 Diluted......................
Pro forma weighted average
 common shares outstanding:
 Basic........................
 Diluted......................

Other Financial Data:
EBITDA (excluding non-
 recurring charges) (5).......  $12,496  $17,185  $ 27,113  $ 19,723  $    974
Cash provided by (used in)
 operating activities.........    1,876    5,867    11,860     8,113       745
Cash used in investing
 activities...................   (2,048)  (4,965)   (1,575)   (2,900)   (1,389)
Cash provided by (used in)
 financing activities.........    5,701   (1,541)   (1,234)   (1,532)      467
Capital expenditures..........    1,616    4,361     1,091     2,900       862

                                               March 31,
                         ---------------------------------------------------------
                                                                           As
                          1995     1996    1997     1998      1999    Adjusted (6)
                         -------  ------- ------- --------  --------  ------------
Balance Sheet Data:
Cash and cash
 equivalents............ $ 8,329  $ 7,690 $16,741 $ 20,422  $ 20,245    $ 20,245
Working capital.........  17,240   23,740  38,720   43,348    31,394      32,204
Total assets............  45,081   53,056  68,620   89,762    72,352      70,973
Long-term debt..........  23,100   23,100  23,100  115,000   115,000      95,258
Mandatorily redeemable
 convertible preferred
 stock (2)..............     --       --      --    14,515    15,347      15,347
Stockholders' equity
 (net capital
 deficiency)............    (379)   6,903  20,145  (70,990)  (86,971)    (67,797)

--------

(1) On May 16, 1997, we effected the recapitalization. We issued $115 million in aggregate principal amount of 10 5/8% senior notes in connection with the recapitalization.

(2) We issued shares of preferred stock as part of the recapitalization. The fair value of the preferred stock at March 31, 1999 of $15,347 represents the liquidation value plus accrued dividends. Dividends on the preferred stock accrue at a rate of 6.0% per annum. The preferred stock has a scheduled redemption date of May 17, 2004 and is otherwise redeemable by us at any time at our sole discretion. See "Description of Capital Stock-- Preferred Stock."

(3) For the calculation of net loss per share for the years ended March 31, 1998 and 1999: (a) net loss represents the loss attributable to the weighted average number of shares of Class A common stock, Class B common stock and, prior to the recapitalization, common stock outstanding after giving effect to the 12% yield on Class L common stock and (b) weighted average number of shares outstanding excludes unvested Class B common stock.

(4) The pro forma statement of operations data give pro forma effect to: (1) the reclassification of our three classes of common stock into a single class and (2) this offering and the application of the net proceeds therefrom as described under "Use of Proceeds," as if each had occurred as of the beginning of the periods presented. The unaudited pro forma statement of operations data does not purport to represent what our results of operations actually would have been if such transactions had actually occurred as of the beginning of the periods presented or what such results will be for any future periods.

(5) "EBITDA" is defined herein as income before income taxes, plus depreciation, amortization, interest expense, interest income and other non-operating (income) expenses, net. "EBITDA (excluding non-recurring charges)" in the fiscal year ended March 31, 1998 and 1999 does not include $4,188 and $1,057 in recapitalization and other non-recurring expenses, respectively. Including such non-recurring charges, EBITDA would have been reduced to $15,537 and $(83) for fiscal 1998 and 1999, respectively. We believe EBITDA and EBITDA (excluding non-recurring charges) are widely accepted financial indicators of a company's historical ability to service and/or incur indebtedness. However, EBITDA and EBITDA (excluding non-recurring charges) should not be considered as an alternative to net income as a measure of operating results or to cash flows as a measure of liquidity in accordance with generally accepted accounting principles. Additionally, EBITDA and EBITDA (excluding non-recurring charges) as defined herein may not be comparable to similarly titled measures reported by other companies.

(6) Adjusted to reflect the sale of     shares of common stock and the
    application of the net proceeds as described under "Use of Proceeds."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

   We are a worldwide leader in the development, manufacture, marketing and service of process control metrology systems for use in the manufacture of semiconductors. Process control metrology is used to monitor process parameters in order to enable semiconductor manufacturers to reduce feature size, increase wafer size, increase equipment productivity and improve device performance. Our current process control metrology systems are principally used to measure ion implantation and thin film deposition and removal. We have developed two product families of process control metrology systems: Therma-Probe systems and Opti-Probe systems.

   Therma-Probe Product Family. Therma-Probe systems utilize our proprietary thermal wave technology and are the predominant non-destructive process control metrology systems used to measure the critical ion implantation process on product wafers in the fabrication of semiconductors.

   Opti-Probe Product Family. Opti-Probe systems significantly improve upon existing thin film metrology systems by successfully integrating different measurement technologies and utilizing our proprietary optical technologies.

   We derive our revenues from system sales, sales of replacement and spare parts, and service contracts. During the year ended March 31, 1999, we derived approximately 78% of our revenues from system sales, 12% from sales of replacement and spare parts, including associated labor, and 10% from service contracts. In fiscal 1998, we derived approximately 89% of our revenues from system sales, 6% from sales of replacement and spare parts, including associated labor, and 5% from service contracts. Revenue from system sales, replacement and spare parts is generally recognized at the time of shipment. Revenue on service contracts is deferred and recognized on a straight-line basis over the period of the contract. During fiscal 1998 and 1999, our two largest customers were U.S. based companies. These companies contributed to system, replacement and spare parts, and service contract revenues.

   International sales accounted for approximately 52% and 69% of our total revenues for fiscal 1998 and 1999, respectively. We anticipate that international sales will continue to account for a significant portion of our revenue in the foreseeable future. A substantial portion of our international sales are denominated in U.S. dollars. As a result, changes in the values of foreign currencies relative to the value of the U.S. dollar can render our products comparatively more expensive. Although we have not been negatively impacted in the past by foreign currency changes in Japan, Korea, Taiwan and Europe, such conditions could negatively impact our international sales in future periods.

   We were acquired by Toray and Shimadzu in fiscal 1992. As a result, we incurred substantial interest expense and amortization expense from goodwill and purchased intangibles in periods prior to the recapitalization. In May 1997, we effected the recapitalization. We incurred significant indebtedness in connection with the recapitalization.

   On June 22 and September 24, 1998, we announced and implemented an operating cost improvement program aimed at bringing operating expenses in line with our current operating environment. These efforts were in response to the continued cutbacks in capital equipment investment by semiconductor manufacturers. As a result of the implementation of this program, we recorded a charge of $1.1 million in fiscal 1999, which consisted principally of severance and other related charges.

   If this offering is completed with net proceeds resulting therefrom of approximately $22.7 million, we may incur in the first quarter of fiscal 2000 a non-recurring extraordinary charge for early debt extinguishment of a maximum of $3.5 million, net of tax, relating primarily to the redemption premium on our senior notes.

Results of Operations

   The following table summarizes our historical results of operations as a percentage of net revenues for the periods indicated. The historical financial data for fiscal 1997, 1998 and 1999 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The information contained in this table should be read in conjunction with "Selected Historical Financial Data," and the Consolidated Financial Statements and accompanying notes thereto included elsewhere in this prospectus.

                                                            Fiscal Year
                                                         ---------------------
                                                         1997    1998    1999
                                                         -----   -----   -----
Statement of Operations Data (1):
Net revenues............................................ 100.0%  100.0%  100.0%
Cost of revenues........................................  45.5    48.2    55.6
                                                         -----   -----   -----
Gross margin............................................  54.5    51.8    44.4
Operating expenses:
  Research and development expenses.....................  11.9    16.5    22.9
  Selling, general and administrative expenses..........  20.1    21.3    27.0
  Amortization of goodwill and purchased intangibles....   1.2     --      --
  Recapitalization and other non-recurring expenses.....   --      3.6     --
  Expenses relating to operating cost improvements......   --      --      1.6
                                                         -----   -----   -----
    Total operating expenses............................  33.2    41.4    51.5
                                                         -----   -----   -----
Operating income (loss).................................  21.3    10.4    (7.1)
Interest expense........................................   1.5    11.2    21.2
Interest income.........................................  (0.4)   (0.6)   (1.0)
Other expense, net......................................   --      0.2     --
                                                         -----   -----   -----
Income (loss) before provision for income taxes.........  20.2    (0.4)  (27.3)
Provision (benefit) for income taxes....................   8.2     0.5    (3.5)
                                                         -----   -----   -----
Net income (loss).......................................  12.0%   (0.9%) (23.8%)
                                                         =====   =====   =====
Other Financial Data:
EBITDA (excluding non-recurring charges) (2)............  24.8%   17.1%   (1.5%)
Cash provided by operating activities...................  10.8%    7.0%    1.1%
Cash used in investing activities.......................  (1.4%)  (2.5%)  (2.1%)
Cash provided by (used in) financing activities.........  (1.1%)  (1.3%)   0.7%
Capital expenditures....................................   1.0%    2.5%    1.3%

--------

(1) On May 16, 1997, we effected the recapitalization. We issued $115 million in aggregate principal amount of 10 5/8% senior notes in connection with the recapitalization.

(2) "EBITDA" is defined herein as income before taxes, plus depreciation, amortization, interest expense, interest income and other (income) expenses, net. "EBITDA (excluding non-recurring charges)" as a percent of sales for the fiscal year ended March 31, 1998 and 1999 does not include recapitalization and other non-recurring expenses. Including such non-recurring charges, EBITDA as a percent of sales would have been 13.5% and (0.1%) for fiscal 1998 and 1999, respectively.

Fiscal Year Ended March 31, 1999 Compared to Fiscal Year Ended March 31, 1998

   Net Revenues. Net revenues for the fiscal year ended March 31, 1999 and 1998 were $66.2 million and $115.5 million, respectively. Compared to the corresponding period of fiscal 1998, net revenues decreased $49.3 million or 42.7%. The decline in revenues is attributable to the current downturn in the global semiconductor industry due primarily to excess dynamic random access memory ("DRAM") capacity and a slowdown in product demand as a result of lower than expected sales of high-end personal computers and the economic conditions in the Asia Pacific region. This slowdown has caused the semiconductor industry to reduce or delay both purchases of semiconductor manufacturing equipment and construction of new fabrication facilities. As a result of these industry factors, both the Therma-Probe and Opti-Probe products experienced lower unit sales and average selling prices attributing to a decline in system sales from fiscal 1998 to 1999. The decline in system sales is primarily attributable to decreased Opti-Probe sales as a result of these industry factors. Therma-Probe sales decreased at a lesser rate as such systems sales began decreasing during fiscal 1998 from the decrease in the number of new semiconductor manufacturing facilities being constructed. Revenue from spare parts and service contracts increased slightly as our customer base continued to expand and require servicing.

   Net revenues attributable to international sales for the fiscal years ended March 31, 1998 and 1999 accounted for 52% and 69% of our total revenues for such periods, respectively. Revenue from the U.S. decreased approximately 60% from fiscal 1998 to 1999. This decrease was primarily caused by the slowdown in the personal computer market and increased capital investments in European fab facilities, thereby resulting in an increase in our European revenues. Revenue from Asia decreased approximately 53% from fiscal 1998 to 1999 as a result of the economic conditions in the Asia Pacific region. Our sales to customers in Asian markets represented approximately 40% and 33% of total net revenues for fiscal 1998 and 1999, respectively. No single customer in Asia accounted for more than 10% of our total net revenues in fiscal 1998 or 1999.

   Historically, we have experienced volatility from Asian markets. Over the last 18 months, countries in the Asia Pacific region, including Japan, Korea and Taiwan, have experienced weaknesses in their currency, banking and equity markets. These weaknesses began to adversely affect our sales to semiconductor device and capital equipment manufacturers located in these regions in the fourth quarter of calendar 1997 and have continued to adversely affect them in calendar 1999. Although we have recently received an increased level of orders from customers in the Asia Pacific region, turbulence in the Asian markets could adversely affect our sales at least through the end of calendar 1999.

   Gross Margin. Gross margin decreased 50.8% from $59.8 million in fiscal 1998 to $29.4 million in fiscal 1999. As a percentage of net revenues, gross margin decreased from 51.8% in fiscal 1998 to 44.4% in fiscal 1999. The decrease in gross margin was primarily attributable to the decline in revenues. System gross margins were reduced as a result of lower average selling prices and relatively fixed manufacturing overhead costs. Replacement and spare parts and service contract gross margins were reduced as a result of our expanded service organization. The results of our operating cost improvement program did not wholly offset the decline in revenues we experienced.

   Research and Development ("R&D") Expenses. R&D expenses were $19.1 million and $15.1 million for fiscal 1998 and 1999, respectively. Compared to the corresponding period of fiscal 1998, R&D expenses decreased $4.0 million, or 20.6% for fiscal 1999. R&D expenses as a percentage of net revenues for fiscal 1999 increased to 22.9% from 16.5% for fiscal 1998. R&D expenses relating to the new Opti-Probe 5000 series and 300 millimeter products have decreased from prior periods as these projects near completion. Although we are currently in a downturn, we believe that technical leadership is essential to our success and expect to continue to commit significant resources to R&D projects. In the near term, we expect our R&D expenses to increase in both absolute dollar terms and as a percentage of our net revenues.

   Selling, General and Administrative ("SG&A") Expenses. SG&A expenses were $24.6 million and $17.9 million for fiscal 1998 and 1999, respectively. Compared to the corresponding period of fiscal 1998, SG&A expenses decreased $6.7 million, or 27.3%. SG&A expenses as a percentage of net revenues increased to 27.0% in fiscal 1999 from 21.3% in fiscal 1998 primarily due to lower revenue levels. The decrease in SG&A expenses was due primarily to the decrease in sales commissions as a result of lower revenues and the decrease in headcount because of the operating cost improvement program. During fiscal 1999, the decline in overall revenues exceeded the benefits generated from the operating cost improvement program.

   Recapitalization and Other Non-Recurring Expenses. Recapitalization and other non-recurring expenses were $4.2 million, which consisted mainly of non-cash charges related to the arrangements for our executive officers in connection with the recapitalization.

   Expenses Relating to Operating Cost Improvements. On June 22 and September 24, 1998, we announced and implemented an operating cost improvement program aimed at bringing operating expenses in line with our current operating environment. All terminated employees were notified at the time the program was announced. Certain leased facilities and fixed assets were consolidated. Total cash outlays for fiscal 1999 were $832,000. Non-cash charges of $100,000 were primarily for asset write-offs. The balance of $125,000 at March 31, 1999 primarily represents cash payments and will be utilized in fiscal 2000.

   Interest Expense. Interest expense for fiscal 1998 and 1999 were $12.9 million and $14.1 million, respectively. As a percentage of net revenues, interest expense increased from 11.2% in fiscal 1998 to 21.2% in fiscal 1999. The increased interest expense from the prior fiscal year is attributable to the additional debt incurred as part of the recapitalization.

   Provision for Income Taxes. For fiscal 1998 and 1999, we recorded a provision for income taxes of $0.6 million and a benefit for income taxes of $2.4 million, respectively. Our tax benefit for fiscal 1999 reflects a tax benefit rate of 13% based upon our loss carryback potential.

   Net Loss. Net loss for fiscal 1998 and 1999 were $1.0 million and $15.7 million, respectively, for the reasons described above.

Fiscal Year Ended March 31, 1998 Compared to Fiscal Year Ended March 31, 1997

   Net Revenues. Net revenues for the fiscal year ended March 31, 1998 increased by $6.0 million, or 5.4%, to $115.5 million from $109.5 million for the fiscal year ended March 31, 1997. This is primarily attributed to higher Opti-Probe sales and increased service revenues, partially offset by a decrease in Therma-Probe sales. Therma-Probe sales decreased as a result of the decrease in the number of new semiconductor manufacturing facilities being constructed. International sales, primarily export sales from the United States to foreign countries, accounted for approximately 52.3% and 59.7% of our total revenues for fiscal 1998 and 1997, respectively.

   Gross Margin. Gross margin for the fiscal year ended March 31, 1998 increased by $0.1 million to $59.8 million from $59.7 million for the fiscal year ended March 31, 1997. As a percentage of net revenues, gross margin for the fiscal year ended March 31, 1998 decreased to 51.8% from 54.5% for the comparable period ended March 31, 1997. This decrease is primarily attributable to increased investment in our service organization. As our customer base expanded, our service organization grew to support a rapid increase in the number of systems in the field in order to maintain a high level of customer service. This directly affected replacement and spare part, and service contract gross margins. Gross margins in product sales remained relatively constant from year to year.

   Research and Development Expenses. R&D expenses were $19.1 million and $13.1 million for the fiscal years ended March 31, 1998 and 1997, respectively. Compared to fiscal year 1997, R&D expenses increased $6.0 million, or 46.0%. R&D expenses as a percentage of net revenues for the fiscal year ended March 31, 1998 increased to 16.5% from 11.9% for the comparable period ended March 31, 1997. The increase in R&D expenses is due to the increased headcount and increases in project expense related to new product development. We believe that technical leadership is essential to our success and expect to continue to commit significant resources to research and development projects.

   Selling, General and Administrative Expenses. SG&A expenses were $24.6 million and $22.0 million and, as a percentage of net revenues, were 21.3% and 20.1% for the fiscal years ended March 31, 1998 and 1997, respectively. The increase is a result of increased spending in marketing and related expenses for new products, slightly offset by a decrease in sales commissions.

   Amortization of Goodwill and Purchased Intangibles. Amortization of goodwill and purchased intangibles decreased $1.3 million from the prior year as such intangibles related to the acquisition of Therma-Wave by Toray and Shimadzu in December 1991 were fully amortized in fiscal year 1997.

   Recapitalization and Other Non-Recurring Expenses. Recapitalization and other non-recurring expenses for the year ended March 31, 1998 was $4.2 million. Such charges were primarily non-cash charges related to the arrangements for our executive officers in connection with the recapitalization.

   Operating Income. Operating income for the fiscal year ended March 31, 1998 decreased by $11.5 million, or 48.9%, to $11.9 million from $23.4 million for the fiscal year ended March 31, 1997. As a percentage of net revenues, operating income for the fiscal year ended March 31, 1998 decreased to 10.4% from 21.3% for the comparable period ended March 31, 1997.

   Interest Expense. Interest expense for the fiscal year ended March 31, 1998 increased by $11.3 million to $12.9 million from $1.6 million for the year ended March 31, 1997. As a percentage of net revenues, interest expense for the fiscal year ended March 31, 1998 was 11.2% as compared to 1.5% for the year ended March 31, 1997. The increased interest expense is attributed to the additional debt incurred as part of the recapitalization.

   Provisions for Income Taxes. Income taxes for the fiscal year ended March 31, 1998 decreased by $8.4 million, or 93.3%, to $0.6 million from $9.0 million for the year ended March 31, 1997. The effective tax rate increased to 140.8% from 40.7%, primarily due to the increase in the valuation allowance and other items, offset by the benefit from our foreign sales corporation.

   Net (Loss) Income. For the reasons stated above, earnings for the fiscal year ended March 31, 1998 decreased to a net loss of $1.0 million from $13.1 million of net income for the fiscal year ended March 31, 1997.

Quarterly Results of Operations

   We have experienced, and expect to continue to experience, significant fluctuations in our quarterly results. Our expense levels are based, in part, on expectations of future revenues. If revenue levels in a particular quarter do not meet expectations, operating results are adversely affected. A variety of factors could have an influence on the level of our revenues in a particular quarter. These factors include:

  .  product and customer mix,
  . mix of domestic and international sales, . specific economic conditions in the semiconductor and/or semiconductor capital equipment industries,
  . the timing of the receipt of orders from major customers, . customer cancellations or postponement of shipments, . specific feature requests by customers, . production delays or manufacturing inefficiencies, . exchange rate fluctuations,
  . management decisions to commence or discontinue product lines, . our ability to design, introduce and manufacture new products on a cost effective and timely basis,
  . the introduction of new products by us or our competitors, . the timing of research and development expenditures, . acquisitions, strategic alliances and the future development of marketing and service capabilities, and
  .  increased price competition.

   The following table sets forth our unaudited operating results for our last eight quarters. The information for each of the quarters is unaudited but includes all adjustments, consisting only of normal recurring adjustments, which management considers necessary for the basic presentation thereof.

                                Fiscal Year 1998                    Fiscal Year 1999
                         ----------------------------------  ----------------------------------
                           Q1       Q2       Q3       Q4       Q1       Q2       Q3       Q4
                         -------  -------  -------  -------  -------  -------  -------  -------
                                                 (in thousands)
Statement of Operations Data:
Net revenues............ $28,205  $28,286  $29,664  $29,304  $15,246  $15,196  $17,161  $18,604
Gross margin............  14,942   15,148   15,091   14,595    6,267    6,313    8,204    8,596
Operating income
 (loss).................   2,540    2,313    3,168    3,921   (3,546)  (2,586)     608      847
Net income (loss).......     311     (671)    (186)    (487)  (6,090)  (5,010)  (2,281)  (2,349)

Other Financial Data:
EBITDA (excluding non-
 recurring charges)
 (1).................... $ 6,257  $ 4,149  $ 4,385  $ 4,936  $(1,876) $  (992) $ 1,823  $ 2,019
Cash provided by (used
 in):
 Operating activities...    (969)   4,817     (506)   4,771   (3,533)    (370)  (3,752)   8,400
 Investing activities...  (1,939)    (936)    (818)     793     (250)    (222)    (279)    (638)
 Financing activities...     184     (284)     404   (1,836)     (30)      69      593     (165)

--------
(1) EBITDA (excluding non-recurring charges) in the first, second and third quarters of fiscal 1998 does not include $2,888, $1,000 and $300, respectively, in recapitalization and other non-recurring expenses. Including such non-recurring charges, EBITDA for such periods would have been reduced to $3,369, $3,149 and $4,085, respectively. EBITDA (excluding non-recurring charges) in the first and second quarters of fiscal 1999 do not include $582 and $475, respectively, in expenses relating to operating cost improvements. Including such non-recurring charges, EBITDA for such periods would have been reduced to $(2,458) and $(1,467), respectively.

Backlog

   At March 31, 1999, our backlog was $16.0 million compared to $36.5 million at March 31, 1999. Our backlog consists of product orders for which a customer purchase order has been received and accepted and which is scheduled for shipment within six months. Orders that are scheduled for shipment beyond the six-month window are not included in backlog until they fall within the six-month window. Orders are subject to rescheduling or cancellation by the customer, usually without penalty. Backlog also consists of recurring fees payable under support contracts with our customers and orders for spare parts and billable service. Because of possible changes in product delivery schedules and cancellation of product orders and because our sales will sometimes reflect orders shipped in the same quarter that they are received, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.

Liquidity and Capital Resources

   Our principal liquidity requirements are for working capital, consisting primarily of accounts receivable, inventories, capital expenditures and debt service. Since the recapitalization, we have funded our operating activities principally from funds generated from operations.

   Cash flow provided by operating activities was $11.9 million, $8.1 million and $0.7 million for the years ended March 31, 1997, 1998 and 1999, respectively. The decrease in cash flow provided by operating activities from fiscal 1997 to 1999 is mainly due to the increased R&D expenses and decreased gross margins. This decrease was partially offset by a lower investment in working capital and by the increase in non-cash recapitalization and other non-recurring expenses.

   Purchases of property and equipment were $1.1 million, $2.9 million and $0.9 million for the years ended March 31, 1997, 1998 and 1999, respectively. Capital expenditures for fiscal 2000 are expected to be approximately $1.2 million.

   In May 1997, we issued $115.0 million in aggregate principal amount of senior notes that, together with a $20.1 million equity contribution, was used to finance the recapitalization. In the recapitalization, we used $26.9 million to repay outstanding borrowings, $96.9 million to redeem a portion of our common stock, $11.0 million to pay related fees and expenses and $0.3 million for general working capital purposes.

   In conjunction with the recapitalization, we entered into a senior credit facility with various lending institutions, and Bankers Trust Company, as agent. The bank credit facility bears interest, at our option, at (1) the base rate plus 1.75% or (2) the eurodollar rate plus 3.00%. Our borrowings under the bank credit facility are secured by substantially all of our assets, a pledge of all of the capital stock of any domestic subsidiaries and a pledge of 65% of the capital stock of our first-tier foreign subsidiaries. The bank credit facility matures on May 16, 2002.

   During the quarter ended June 30, 1998, we amended the bank credit facility to have our borrowing availability subject to a borrowing base formula, which provides a maximum revolving credit facility of $30.0 million, and to adjust the financial covenants requiring us to maintain minimum levels of EBITDA during each six-month period ending on the last day of each fiscal quarter and minimum levels of cumulative EBITDA from April 7, 1996 to the last day of each fiscal quarter. The adjustments to the financial tests and covenants relate to periods prior to March 31, 2000. For periods after that time, the financial tests and covenants contained in the original agreement will apply. These amendments were effected in light of the impact of the downturn in the semiconductor industry on our operating results. Without these amendments to our bank credit facility, on June 30, 1998, we would have violated the financial test relating to the maintenance of minimum levels of EBITDA for the six-month period ending on such date. We may borrow amounts under the amended bank credit facility to finance our working capital requirements and other general corporate purposes. The amended bank credit facility requires us to meet certain financial tests and contains covenants customary for this type of financing. At March 31, 1999, there was $3.5 million outstanding under a letter of credit and $17.0 million of unused borrowing capacity under the amended bank credit facility.

   Our principal sources of funds following the offering are anticipated to be cash on hand ($20.2 million as of March 31, 1999), cash flows from operating activities and, if necessary, borrowings under the bank credit facility. In addition, we expect to receive a significant tax refund of $7.4 million in the early part of fiscal 2000. We believe that these funds will provide us with sufficient liquidity and capital resources for us to meet our current and future financial obligations, as well as to provide funds for our working capital, capital expenditures and other needs for at least the next 12 months and, assuming continued improvement in the semiconductor industry, through the next 24 months. No assurance can be given, however, that this will be the case. We may require additional equity or debt financing to meet our working capital requirements or to fund our research and development activities. There can be no assurance that additional financing will be available when required or, if available, will be on terms satisfactory to us.

Disclosure Relating to Market Risks

 Interest Rate Risk

   As of March 31, 1999, our cash included money market securities. Due to the short duration of our investment portfolio, an immediate 10% change in interest rates would not have a material effect on the fair market value of our portfolio, therefore, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on its securities portfolio.

   The fair market value of long-term fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The interest rate changes affect the fair market value but do not impact earnings or cash flows. The estimated fair value of our long-term debt at March 31, 1999 was $69.2 million. The effect of an immediate 10% change in interest rates would not have a material impact on our future operating results or cash flows. Fair values were determined from quoted market prices.

 Foreign Currency Exchange Risk

   A substantial portion of our sales are denominated in U.S. dollars and as a result, we have relatively little exposure to foreign currency exchange risk with respect to sales made. We do not use forward exchange contracts to hedge exposures denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes. The effect of an immediate 10% change in exchange rates would not have a material impact on our future operating results or cash flows.

Year 2000

   Many computer systems used by us and our suppliers may not properly recognize a date using "00" as the year 2000. This could result in system/program failure or logic errors that could disrupt normal business activities. We have established a formal project with a project office and project team to address this issue and achieve year 2000 readiness.

   The project is focused on four key readiness areas:

  . Internal Infrastructure Readiness, addressing internal hardware, software and non-information technology systems;

  . Supplier Readiness, addressing the preparedness of those suppliers providing material incorporated into our products;

  .  Product Readiness, addressing product functionality; and

  . Customer Readiness, addressing customer support and transactional activity.

   For each readiness area, we are systematically performing a global risk assessment, conducting testing and remediation (renovation and implementation), developing contingency plans to mitigate unknown risk, and communication with employees, suppliers and customers to raise awareness of the Year 2000 problem.

   Internal Infrastructure Readiness Program. We are conducting an assessment of internal applications and computer hardware. Some software applications have been made Year 2000 compliant, and resources have been assigned to address other applications based on their criticality and the time required to make them Year 2000 compliant. All software remediation is scheduled to be completed no later than September 30, 1999. The Year 2000 compliance evaluation of hardware, including network fabric, telecommunications equipment, workstations and other items is nearing completion.

   In addition to applications and information technology hardware, we are testing and developing remediation plans for facilities and other operations.

   Supplier Readiness Program. This program focuses on minimizing the risks associated with suppliers in two areas: (1) a supplier's business capability to continue providing products and services; and (2) a supplier's product integrity. We have identified and contacted key suppliers based on their relative risks in these two areas. To date, we have received responses from more than 95% of our key suppliers, most of which indicate that they are in the process of developing and implementing remediation plans. Based on our assessment of each supplier's progress to adequately address the Year 2000 issue, we have developed a supplier action list and contingency plans. We will revisit key suppliers during the third calendar quarter of 1999 to ensure that supplier commitments have been met. Alternate sources are being investigated for those few vendors that we have identified as high risk, and such alternative sources are expected to be in place by November 1, 1999. We have identified certain key components of our products and will increase our inventory level of these items during the fourth calendar quarter of this year. We anticipate all of these items to be usable in our products, and therefore we do not expect such additional inventory purchases to have a material adverse effect on our financial condition.

   Product Readiness Program. This program focuses on identifying and resolving Year 2000 issues existing in our products. The program encompasses a number of activities including testing, evaluation, engineering and manufacturing implementation. Sematech is a consortium of integrated circuit manufacturers that provides guidelines to equipment suppliers to the semiconductor industry. We have adopted the Sematech guidelines known as Year 2000 readiness testing scenarios as the baseline for our product testing. We believe that the use of these scenarios should enable our products to meet standards that we believe are generally accepted across the computer industry for Year 2000 readiness. The testing, and subsequent remediation, of our products to meet the Sematech guidelines has not had a material adverse impact on our operations. As of the fourth calendar quarter of 1998, we believe that all of our products then in production met the Sematech guidelines for Year 2000 readiness.

   Our customers were notified of known risks and remediation plans in the third calendar quarter of 1998. All customer equipment that is covered by warranty or contract will be retrofitted by the third calendar quarter of 1999.

   Customer Readiness Program. This program is focused on customer support, including the coordination of retrofit activity, and developing contingency plans where appropriate, as well as the ability of our customers to continue to conduct business with us. We are actively working with our customers in this effort and anticipate completing this program in the third calendar quarter of 1999.

   In addition to the above programs, we have identified "worst case" scenarios and developed appropriate contingency plans. The most reasonably likely worst case scenario is a breakdown of general infrastructure, such as widespread power failures. We have investigated most of our exposure in this area and do not consider the foregoing a high risk. However, we have prepared for short-term public service interruptions as part of our existing disaster recovery plan. The plan consists of utilizing emergency power supplies, employing remote storage facilities for copies of our vital records and using off-site backup computer systems provided by an independent service supplier. To aid our customers, emergency response teams are being formed within our organization to respond to any unexpected product issues that may arise as a result of our or any third party's failure to be Year 2000 compliant. We are selecting people for these teams who were trained in troubleshooting all aspects of our products. We expect these teams to be formed by November 1, 1999.

   We estimate that total Year 2000 incremental costs will be approximately $200,000. Through March 31, 1999, we have spent approximately $110,000 to address the Year 2000 issue. We are continuing our assessments and developing alternatives that will necessitate refinement of this estimate over time. There can be no assurance, however, that there will not be a delay in, or increased costs associated with, the programs described in this section.

   Since the programs described in this section are ongoing, all potential Year 2000 complications may not have yet been identified. Therefore, the potential impact of these complications on our financial condition and results of operations cannot be determined at this time. If computer systems used by us or our suppliers, products provided to us by our suppliers, or the software applications of hardware used in systems manufactured or sold by us, fail or experience significant difficulties related to the Year 2000 issue, our results of operations and financial condition could be materially adversely affected. We could incur delays in producing and delivering products to our customers, which could result in order cancellations and lost revenue and profits. We believe the likelihood of losing revenue and profits from difficulties resulting from Year 2000 issues is low.

Inflation

   The impact of inflation on our business has not been material for the fiscal years ended March 31, 1997, 1998 and 1999.

Recently Issued Accounting Pronouncements

   In June 1998, the FASB issued Statement on Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing accounting standards. SFAS No. 133 requires that all derivatives be recognized in the balance sheet at their fair market value, and the corresponding derivative gains or losses be either reported in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect to such derivative. We currently do not hold any derivative instruments that will be affected by the adoption of SFAS No. 133.

                                    BUSINESS

   Market data used throughout this prospectus were obtained from internal surveys and from industry publications, including a report generated by Dataquest. This industry publication generally indicates that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified such market data. This publication was not commissioned by, or prepared at the request of, us or any of our affiliates. Similarly, internal surveys, while believed to be reliable, have not been verified by any independent source. Our belief as to our share of both the ion implantation market generally and the non-destructive implantation market specifically derives from internal estimates of the size of such market and internal records as to our sales in such market. Our belief as to our share of the thin film measurement market is derived from industry data as to the size of such market and internal records as to our sales in such market.

Overview

   We are a worldwide leader in the development, manufacture, marketing and service of process control metrology systems used in the manufacture of semiconductors. Process control metrology is used to monitor process parameters in order to help enable semiconductor manufacturers to reduce the size of the circuit patterns or features imprinted on the semiconductor, increase the size of the raw silicon wafer from which semiconductors are manufactured, increase their equipment productivity and improve the performance of the semiconductor device. Our current product families, the Therma-Probe and Opti-Probe, use proprietary and patented technology to provide precise, non-contact, non-destructive measurement of two of the most critical and pervasive process steps in semiconductor manufacturing:

  . ion implantation--implanting ions, usually boron, phosphorus or arsenic, into selected areas of the silicon wafer to alter its electrical properties; and

  . thin film deposition and removal--depositing and removing layers of conductive or insulating films from the silicon wafer in order to give the semiconductor the desired performance characteristics.

Industry Background

   The demand for semiconductors has continually increased as the use of semiconductors has expanded beyond personal computers and computer systems to a wide array of additional applications, including telecommunications and data communications systems, automotive systems, consumer electronics, medical products and household appliances. Additionally, the Internet has stimulated the need for more high performance semiconductor devices. As a result, semiconductors have become more complex, requiring:

  . decreases in feature line width, for example, from .25 microns to .18 microns;

  .  as many as 500 process steps; and

  .  an increase in the number of metal layers.

Additionally, the life cycle for these devices has compressed from four years in the early 1990s to approximately two years today. The increase in device complexity and reduction in product life cycles have led to a more costly and complex manufacturing process. At the same time, semiconductor manufacturers have continued to face significant price pressure due to competitive conditions in the industry. These factors have led semiconductor manufacturers to intensify efforts to improve fab productivity, including the increased use of process control metrology. Despite periodic downturns as a result of the cyclicality of the semiconductor device industry, from 1992 to 1998, Dataquest reports that sales of process control metrology systems and instruments have increased at a compound annual growth rate of 20.8% to approximately $1.8 billion in 1998 and are expected to increase at a compound annual growth rate of 22.9% to approximately $4.1 billion in 2002.

   Process control metrology is used to monitor process parameters in order to enable semiconductor manufacturers to reduce costs and improve device performance. Historically, semiconductor manufacturers have achieved an approximate 25% to 30% annual reduction in cost per chip function through productivity improvements including reduced feature size, increased wafer size and increased equipment productivity. Although increasing wafer size and yields will continue to be sources of productivity gains by semiconductor manufacturers, increasingly, we believe, gains will come from reduced feature size and non-yield manufacturing productivity enhancements, including increased equipment uptime, reduced manufacturing space requirements, reduced use of wafers for testing purposes and lower tool maintenance costs. According to Sematech, a consortium of integrated circuit manufacturers that provides research, analysis and guidelines to equipment suppliers to the semiconductor industry, as summarized in the following table, the greatest potential for future productivity gains are expected to come primarily from gains in equipment productivity and continuing reduction of feature sizes:

                        Key Drivers of Fab Productivity*

     Factor                                                1980  Present Future
     ------                                               ------ ------- -------
     Reduced feature sizes...............................    12% 12-14%   12-14%

     Increased wafer sizes...............................     8%     4%      <2%

     Improved yields.....................................     5%     2%      <1%

     Other gains in equipment productivity...............     3%  7-10%  >10-13%

    --------
    * Percentages reflect the annual reduction in the cost per chip function.
    Source: Sematech

   To continue to improve fab productivity, semiconductor manufacturers must increase equipment and overall fab productivity. The following diagram sets forth the principal areas on which we will focus to enhance semiconductor manufacturer productivity. Those items in bold correspond to our existing Fab Productivity Enhancement(TM) solutions. We believe planned new additions to our Fab Productivity Enhancement(TM) solutions (italics) will significantly enhance the productivity gains provided by our existing Fab Productivity Enhancement(TM) solutions (bold) and, in addition, will provide new areas of productivity gains for semiconductor manufacturers.

                             [GRAPHIC APPEARS HERE]

The Therma-Wave Solution

   We are a worldwide leader in the development, manufacture, marketing and service of process control metrology systems used in the manufacture of semiconductors. Our patented solutions help enable semiconductor manufacturers to reduce feature size, increase wafer size, increase equipment productivity and improve device performance by providing non-contact, non-destructive, enabling technologies extendable over multiple process generations. We believe that our technological capabilities, proven track record in process control metrology systems and our Fab Productivity Enhancement(TM) initiatives will allow us to continue to provide industry-leading fab productivity solutions for semiconductor manufacturers.

 Current Industry Leading Metrology Solutions

   We have successfully developed Fab Productivity Enhancement(TM) metrology solutions for two critical and pervasive process steps in semiconductor manufacturing: ion implantation and thin film deposition and removal.

 Ion Implant Metrology

   A key process step in the fabrication of semiconductor devices is the implantation of ions, usually boron, phosphorous or arsenic, into selective areas of the silicon wafer to alter its electrical properties. Control of the accuracy and uniformity of the ion implant dose is critical to device performance and yield. Ion implantation is generally performed several times during the early phases of the fabrication cycle. As a result, there is typically a time lag of several weeks between these implant steps and the first electrical measurements that indicate whether the ion implantation process was properly executed. Failure to identify improper ion implantation can be extremely costly to a semiconductor manufacturer if the fabrication cycle is permitted to continue. To test on a more timely basis whether the ion implantation was properly executed, semiconductor manufacturers historically used a four-point probe to perform test wafer monitoring (i.e., testing a non-production blank wafer that has no devices on it), which measured electrical resistance and required physical contact between the probe and the silicon wafer surface. As a result of the high probability of contamination of the silicon wafer from contact with the probe, this procedure was only used on a limited number of test wafers. As compared to test wafer monitoring, product wafer monitoring using our Therma-Probe systems decreases manufacturing costs by reducing the need for test wafers and shortening the cycle time between the implant and monitoring steps. In addition, our systems detect implant processing problems inherent in product wafers that are often missed when utilizing test wafer monitoring alone.

   Therma-Probe Product Family. Therma-Probe systems are the predominant non-destructive process control metrology system used to measure the critical ion implantation process in the fabrication of semiconductors. The Therma-Probe systems employ proprietary thermal wave technology which uses highly focused but low power laser beams to generate and detect thermal wave signals in the silicon wafer. Proprietary software correlates the signals to the ion implant dose. Unlike previous ion implant metrology systems, the Therma-Probe systems utilize a totally non-contact, non-damaging technology and thus can be used to monitor product wafers immediately after the ion implantation process. These features have been integrated into an easy-to-use and reliable package with automated wafer handling and statistical data processing. Since their introduction, we believe the Therma-Probe systems have captured over 50% of the market for ion implant measurement in general and over 95% of the market for non-destructive ion implantation measurement of product wafers.

 Thin Film Measurement

   The majority of the 100 to 500 process steps required to fabricate semiconductors on a silicon wafer involve the deposition and removal of a variety of insulating and conducting thin films. Thin film metrology measures the thickness and material properties of these thin films and, because it is used to measure a large number of process steps, is one of the most important metrology systems utilized at semiconductor fabrication facilities. The most widely used technologies to measure the thickness and properties of thin films have historically been reflection spectrometry and ellipsometry. Reflection spectrometers obtain an optical spectrum as a function of wavelength for light reflected from the surface of a wafer. This spectrum is then analyzed with appropriate algorithms to obtain film thickness and, in some cases, other properties of the film. In ellipsometry, the change of polarization of the reflected light is measured. The polarization change is analyzed with appropriate algorithms to obtain film thickness, and, in some cases, other properties of the film.

   Increasingly, these systems have been unable to meet the process control metrology demands of the semiconductor industry. For example, the industry is rapidly moving toward measuring product wafers rather than test wafers, both because of the inability to adequately control the manufacturing process using test wafers alone, and the costs associated with the processing of non-productive test wafers. Measurements on product wafers, however, must be performed in small areas, and both spectrometers and ellipsometers generally require fairly large measurement areas. Additionally, increasing demands for improved precision and repeatability require the ability to measure thicknesses that range from extremely thin films, which generally measure below 20 angstroms, to films that are hundreds of thousands times thicker. An angstrom is equal to one hundred millionth of a centimeter. Reflection spectrometers are most suitable for measuring thicker films, whereas ellipsometers are most suitable for measuring very thin films. Thus, neither system alone is capable of accurate and reliable measurements over the full range of film thicknesses. Further, the industry is now using film stacks composed of several layers of different films and many films whose optical properties are functions of the actual deposition conditions. Generally, spectrometers and ellipsometers alone generate insufficient data to simultaneously determine the thicknesses and properties of these film stacks and new films with the precision that semiconductor manufacturers require. Reflection spectrometers and most ellipsometers have very limited capabilities for such simultaneous measurements of both thickness and optical parameters.

   Opti-Probe Product Family. Opti-Probe systems significantly improve upon existing thin film metrology systems by successfully integrating up to five distinct film measurement technologies, three of which are patented by Therma-Wave. By combining the measured data from these multiple technologies and correlating it by using our proprietary software, Opti-Probe systems provide increased measurement capability, speed and productivity on both test and product wafers. These techniques of combining optical measurement technologies and correlating the results have also been patented by Therma-Wave. We believe Opti-Probe systems have captured over 30% of the thin film measurement market.

 New Initiatives to Further Fab Productivity Enhancement(TM)

   We believe our process control metrology tools have already significantly improved fab productivity. We believe our technological capabilities will enable semiconductor manufacturers to address a broader range of issues that impact fab productivity. We expect new product developments to come from combining separate metrology systems into one tool, implementing in-situ systems to improve the direct control of process equipment and to provide real-time measurement of product wafers, and networking these systems together.

   In light of the industry's drive to reduce costs and improve productivity, we believe combination products will be of considerable benefit to semiconductor manufacturers. We believe that combination metrology tools will significantly reduce capital expenditure requirements, floorplan footprint, wafer handling and tool maintenance costs. Additionally, semiconductor manufacturers use in-situ systems to provide real-time measurement of product wafers and monitoring of process equipment. Although this market is in its infancy, the industry's need to improve process tool productivity through increased uptime and higher equipment utilization is expected to bring rapid growth to this industry sector. We believe we can leverage our core competencies of strong intellectual property and technological expertise to develop a wide range of in-situ systems. In addition, by linking together our metrology tools, both stand-alone and combination, and in-situ monitoring systems, we believe we can offer a significant competitive advantage by allowing manufacturers to address overall fab productivity in addition to the productivity of individual tools.

   We are also developing the Meta-Probe system, which is a thin film metrology system specifically designed to measure the thickness and material properties of opaque and metallic thin films. These materials are increasingly being used by semiconductor manufacturers as the industry moves to 0.25 micron and 0.18 micron feature sizes with an increase in the number and complexity of the metal layers. In addition, the accelerated drive towards the use of copper rather than aluminum layers produces a need for better metal metrology products. We believe that existing metal film metrology systems are unable to perform the required measurements with the required precision and repeatability.

Competitive Strengths

  . Technologically Advanced Capabilities and Products. We have focused heavily on the development and protection of our proprietary technology and currently hold 51 U.S. and foreign patents. In addition, we have filed applications for 22 additional U.S. and foreign patents. We believe we have superior technical resources, including a staff of 46 Ph.Ds, which represents over 13% of our employees. We believe that our expertise in engineering, research and development enables us to offer process control metrology systems with more advanced technical capabilities and features than those offered by our competitors. Our systems provide superior measurement capabilities, including resolution, accuracy, repeatability and reliability. The Therma-Probe product family employs a patented optically-based thermal wave technology to provide the industry's only non-contact, non-contaminating ion implant measurement capability on product wafers. We believe a combination of measurement technologies is critical to perform advanced thin film metrology. We are a pioneer in providing products that possess combination film measurement technologies. We believe we will continue to be the industry leader as the need for combinations of technologies grows. Our Opti-Probe systems combine up to five distinct measurement technologies, three of which we have patented. Additionally, we hold patents on the use of many of the combinations of these thin film measurement technologies.

  . Leading Market Share. We are one of the world's leading manufacturers of process control metrology equipment and systems. We believe we are the largest provider of non-destructive ion implant process control metrology systems worldwide with over 95% of the market. Our Therma-Probe systems have become the industry standard for ion implant process control metrology and are installed in virtually every major semiconductor fabrication facility. We are also a leading supplier of thin film measurement metrology systems worldwide. We believe that our Opti-Probe systems have captured over 30% of the market as a result of technological superiority and lower cost of ownership to our customers.

  . Strong and Diverse Customer Base. We market and sell our products worldwide to virtually all of the major semiconductor manufacturers, including: Advanced Micro Devices, Inc., Chartered Semiconductor, Ltd., Intel Corporation, Lucent Technologies, Samsung America, Inc., Siemens AG, STMicroelectronics N.V., Toshiba Corporation and the UMC Group. We believe our top customers are among the fastest growing manufacturers in the semiconductor industry. In addition, we have a diverse customer base in terms of both geographic location and the types of semiconductor devices manufactured. In the aggregate, we serve more than 70 customers located in 14 different countries.

  . Worldwide Distribution and Strong Customer Support Capabilities. We have expended considerable resources to create a high-quality worldwide distribution network with highly trained sales and support personnel. International sales represented approximately 52%, and 69% of our net revenues in fiscal 1998 and 1999, respectively. We provide our customers with comprehensive support before, during and after delivery of our systems. Our engineers have extensive experience and provide valuable assistance to our customers, thereby strengthening our relationships with them. We anticipate we will continue to strengthen and expand our distribution and customer support organizations worldwide, particularly in Asia.

  . Experienced and Successful Management Team. We are led by an experienced senior management team whose members average more than 10 years in the semiconductor capital equipment manufacturing industry. Dr. Allan Rosencwaig has over 17 years of experience in the industry. Our senior management team currently owns approximately 21% of the outstanding common stock and holds options to acquire an additional 12% of such common stock. Such equity ownership represents a significant economic commitment to and participation in our continued success.

Business and Growth Strategy

   Our objective is to be a leader in providing Fab Productivity
Enhancement(TM) solutions to semiconductor manufacturers. Our business and growth strategy includes the following key initiatives:

  . Focus on Fab Productivity Enhancement(TM). We plan to continue to develop products which enable semiconductor manufacturers to reduce feature size, increase wafer size and increase equipment productivity. Although increasing wafer size and yields will continue to be sources of fab productivity gains by semiconductor manufacturers, increasingly, we believe, gains will come from reduced feature size and non-yield related equipment productivity enhancements, including increased equipment uptime, reduced fab floor footprint requirements, reduced use of test wafers and lower tool maintenance costs. We believe our technological capabilities will enable semiconductor manufacturers to address a broader range of issues that impact fab productivity. We expect our new product development efforts to include combining separate metrology systems into one tool, implementing in-situ systems to improve the direct control of process equipment and provide real-time measurement of product wafers, and networking these systems together.

  . Continue to Focus on Technological Innovation. We intend to continue to emphasize engineering and research and development in our effort to anticipate and address technological advances in semiconductor manufacturing. We currently have a staff of 46 Ph.Ds, which represents more than 13% of our employees. Our current product development efforts include combining separate metrology systems into one tool, implementing in-situ systems and networking all of these systems together. Additionally, we are developing Meta-Probe, a thin film metrology system specifically designed to measure the thickness and material properties of opaque and metallic films. The Meta-Probe system, as a non-contact, non-destructive metrology system, will reduce the quantity of test wafers, thereby decreasing the costs of the semiconductor manufacturing process. We believe that continued product innovation and investment in research and development will help us strengthen our leadership position.

  . Maintain and Leverage Strong Customer Relationships. We expect to continue to strengthen our existing customer relationships and foster working partnerships by providing technologically superior systems and high levels of customer support. We believe we are the dominant supplier of ion implant metrology systems to virtually all major semiconductor manufacturers and have become the primary supplier of thin film metrology systems to many of our customers. Furthermore, we intend to continue to capitalize on our strong customer relationships, which have enabled us to develop new products and applications through close collaboration with customers. Such collaboration has often resulted in products and applications which have a broader market appeal.

  . Leverage Existing Infrastructure. To support our worldwide growth, we have expended considerable resources in establishing our infrastructure, including a worldwide customer support organization and a state-of-the-art manufacturing facility. We believe we have the opportunity to improve our operating margins by leveraging our existing infrastructure through increased sales.

Products and Technology

   Our Fab Productivity Enhancement(TM) solutions currently consist of two major product families of in-line process control metrology systems. Our Therma-Probe product family was introduced in 1985 as our initial product line, and our Opti-Probe product family was introduced in 1992. Both product families feature our proprietary and patented measurement technologies and offer robotic wafer handling, advanced vision processing, sophisticated but user-friendly software and high throughput and reliability. The modular design of the hardware and software enables continuous product enhancement as new advances are made.

 Therma-Probe Product Family

   Our Therma-Probe systems are the predominant non-contact, non-contaminating ion implant metrology systems capable of measuring ion implant dose and its uniformity across the wafer with a high degree of precision and repeatability. In addition, Therma-Probe systems have unparalleled sensitivity for the most critical implants. By the end of March 1999, 389 Therma-Probe systems had been installed in virtually every major semiconductor fab worldwide. A typical semiconductor fab uses Therma-Probe systems to monitor and control critical ion implant steps. In addition, all major manufacturers of ion implant equipment utilize Therma-Probe systems to help develop and qualify their ion implanters. We believe Therma-Probe systems have captured over 50% of the market for ion implant measurement in general and over 95% of the market for non-destructive measurement of ion implantation of product wafers. The selling prices for Therma-Probe systems range from approximately $650,000 to $900,000.

   We believe that our Therma-Probe systems offer technological advantages and features that distinguish them from the ion implant metrology systems offered by our competitors:

   Proprietary Technology. To provide non-contact, non-contaminating ion implant measurements on product wafers, our Therma-Probe systems employ proprietary thermal wave technology, which uses highly focused but low power laser beams to generate and detect thermal wave signals in the silicon wafer that can be correlated to the ion implant dose. The thermal wave technology used to measure the ion implant dose in the silicon wafer is a highly proprietary and extensively patented technology of ours. We believe that these patents help to maintain our competitive position.

   Ease of Use and Reliability. We believe we have integrated our thermal wave technology into easy-to-use and reliable process control metrology systems. These systems are configured specifically for use by semiconductor device manufacturers and feature automated wafer handling, automated data collection, statistical data processing and data management.

   Installed Base. Virtually all major semiconductor manufacturers use Therma-Probe systems to monitor and control their ion implant processes. In addition, virtually all major manufacturers of ion implant equipment utilize Therma-Probe systems to help develop and qualify their implanters. Additionally, our engineers have extensive experience in addressing many different types of ion implant applications and provide valuable assistance to our customers, thereby strengthening our relationships with them. We believe our significant installed base of Therma-Probe systems acts as a barrier to entry for current and potential competitors in the ion implant measurement market.

   Continuous Improvement. We continue to develop, manufacture and market new and improved Therma-Probe systems to enhance system capability and to lower the cost of ownership to the customer. For example, we recently introduced the TP-630, which possesses state of the art ion implant measurement technology for wafer sizes up to 300 millimeters.

   The following table summarizes our improvements to the Therma-Probe product family:

           Year
 System Introduced               Description of Innovation/Advancement
 ------ ----------               -------------------------------------
 TP-200    1985    Introduced first non-destructive process control metrology system to measure ion implantation.
 TP-300    1987    Added cassette-to-cassette wafer handling and automation software to the capability of the TP-200.
 TP-400    1992    Significantly improved repeatability and added second cassette station for tool calibration.
 TP-500    1996    Built on the same platform as the OP-2600, added pattern
                   recognition and improved reliability and throughput.
 TP-630    1998    Expanded wafer measurement capability to 300 millimeters.

 Opti-Probe Product Family

   Our Opti-Probe systems were developed to address the limitations of conventional thin film metrology systems. Opti-Probe systems combine the thin film metrology capabilities of spectrometers, reflectometers and ellipsometers into a single integrated system. We believe a combination of measurement technologies is critical to perform advanced thin film processes. We are a pioneer in providing products that possess combination film measurement technologies. We believe we will continue to be the industry leader as the need for combinations of technologies grows. By March 31, 1999, 642 Opti-Probe systems have been installed in major semiconductor fabrication facilities worldwide. By March 31, 1999, we believe Opti-Probe systems had captured over 30% of the thin film measurement market. The selling prices for Opti-Probe systems range from approximately $450,000 to $900,000.

   We believe our Opti-Probe systems offer technological advantages and features that distinguish them from thin film metrology systems offered by our competitors:

   Proprietary Technology. Conventional spectrometers and ellipsometers are unable to meet the current and future requirements of semiconductor fabrication facilities. These requirements include the ability to measure in very small areas on product wafers, high precision and repeatability for very thin as well as thick films, and the ability to simultaneously determine thickness and optical parameters on one or more films. Our Opti-Probe systems combine up to five distinct measurement technologies, three of which we have patented. Additionally, we hold patents on the use of many of the combinations of these thin film measurement technologies. Because of the wealth of data that can be obtained from these combined optical technologies, it is possible to determine the thickness and optical parameters of one or more films simultaneously. In addition, since our proprietary technologies employ a highly focused laser beam, Opti-Probe systems can perform measurements with a spot size that is the smallest in the industry. Although our competitors have now introduced systems that contain both spectrometers and ellipsometers in one tool, we have patented the technique of combining the measurement data from these technologies. We believe our patented technologies, and the patented combinations thereof, result in a superior product.

   Ease of Use and Reliability. We believe our Opti-Probe systems are regarded as easy-to-use and highly reliable. These systems are configured specifically for semiconductor device manufacturers and feature automated wafer handling, advanced image processing, automated data collection, statistical data processing and data management.

   Proprietary Software. We believe our proprietary software incorporated into Opti-Probe systems is superior to that of the competition. During the fabrication of semiconductors, many different films and film stacks, consisting of several layers of different films, are deposited and selectively removed from the silicon wafer. This, in turn, means that hundreds of film measurement data analysis algorithms, or recipes, must be developed and stored in the computer of a thin film metrology system. Thus, the full benefit of a thin film metrology system to the customer is a result of a combination of superior measurement capability and superior recipe development. We have a staff of over fifty experienced applications scientists and engineers stationed worldwide near all major customers that provides full applications support to develop new recipes as device manufacturing processes change.

   Continuous Improvement. While we have achieved rapid market share growth in the thin film metrology market with our current Opti-Probe systems, we continue to develop, manufacture and market new and improved systems. We believe we provide the semiconductor industry with thin film metrology systems that operate with greater reliability in the deep ultra-violet region of the optical spectrum. This is of paramount importance since device manufacturers are now developing patterning technology utilizing optical radiation in this ultra-violet region.

   In 1998, we introduced the Opti-Probe 5000 series, which integrates up to two additional measurement technologies into the Opti-Probe product family. As a result, the Opti-Probe 5000 series has up to five independent, yet fully integrated measurement technologies. We believe current competitive products include no more than two independent measurement technologies. The two additional technologies that have been integrated into the 5000 series are spectroscopic ellipsometry and absolute laser ellipsometry, each of which has expanded the Opti-Probe's measurement capabilities and improved measurement integrity.

   Spectroscopic ellipsometry has long been recognized as a powerful thin film characterization technology. However, we believe that spectroscopic ellipsometry, by itself, still suffers from slow measurement time and poor measurement integrity. The poor measurement integrity arises from high sensitivity to small process changes due to the difficulties in measuring thickness and material parameters simultaneously with only wavelength dependent technologies. The Opti-Probe 5000 series has been designed to overcome these limitations by integrating spectroscopic ellipsometry with up to four other independent measurement technologies to accelerate the ability to determine the correct thin film solution. Furthermore, by integrating spectroscopic ellipsometry, a wavelength dependent measurement, with our proprietary beam profile reflectometry, or BPR(TM), an angle dependent measurement, we believe the Opti-Probe 5000 series will overcome the excessive sensitivity to small process changes.

   The addition of absolute laser ellipsometry, or AE(TM), to Opti-Probe systems enable stable, reference-free absolute measurements on ultra-thin films with high precision and repeatability. Integrating absolute laser ellipsometry with our proprietary beam profile ellipsometry, or BPE(TM), provides fast, precise and small spot size film measurements. We believe the successful market transition to the Opti-Probe 5000 series will further strengthen our technological capabilities in the thin film measurement market. We sold our first Opti-Probe 5000 series system in April 1998 and, as of March 31, 1999, have sold 18 Opti-Probe 5000 series systems.

   The following table summarizes our improvements to the Opti-Probe product family:

                   Year
  System        Introduced                       Description of Innovation/Advancement
  ------        ----------                       -------------------------------------
 OP-1000           1992      Introduced a new patented optical technology, BPR(TM), to measure thin film deposition and removal.

 OP-2000           1993      Integrated BPR(TM) with a new patented optical technology, BPE(TM), to enhance measurement capabilities.

 OP-2600           1994      Integrated BPR(TM), BPE(TM) and Spectrometry to further enhance measurement capabilities.

 OP-2600 DUV       1996      Integrated deep ultra-violet reflectance with the existing system to expand measurement range.

 OP-3260           1996      Increased throughput of Opti-Probe.

 OP-3260 DUV       1996      Integrated OP-3260 system with deep ultra-violet reflectance.

 OP-5200 Series    1998      Integrated up to five measurement technologies (BPR(TM), BPE(TM) and deep ultra-violet reflectance with Spectroscopic Ellipsometry and AE(TM)).

 OP-5300 Series    1998      Expanded OP-5200 series wafer measurement capability to 300 millimeters.

 New Product Initiatives

   We are currently pursuing several new Fab Productivity Enhancement(TM) product initiatives. We are combining separate metrology systems into one tool. In addition, we are developing in-situ systems to improve the direct control of process equipment. Semiconductor manufacturers use in-situ metrology systems in their process equipment to improve the direct control of process equipment and to provide real-time measurement of product wafers. Although this market is in its infancy, the industry's need to improve process tool productivity through increased uptime and higher equipment utilization is expected to bring rapid growth to this industry sector. We are also developing solutions to network these systems.

Additionally, we are developing the Meta-Probe system, a thin film metrology system specifically designed to measure the thickness and material properties of opaque and metallic films. These materials are increasingly being used by semiconductor manufacturers as the industry moves to 0.25 micron and 0.18 micron feature sizes with an increase in the number and complexity of the metal layers. In addition, the accelerated drive towards the use of copper rather than aluminum layers produces a need for better metal metrology products. The Meta-Probe system, as a non-contact, non-destructive metrology system, will reduce the quantity of test wafers thereby decreasing the cost of the semiconductor manufacturing process. Most existing metal film metrology systems cannot perform tests on product wafers, and thus, we believe, our Meta-Probe system will be even more cost effective for the next generation 300 millimeter wafer size.

Customers

   Therma-Wave sells its products to leading semiconductor and semiconductor equipment manufacturers throughout the world. Certain of our top customers are listed below:

   Advanced Micro Devices, Inc. (AMD)     Siemens AG
   Chartered Semiconductor Ltd.           STMicroelectronics N.V.
   Intel Corporation                      Taiwan Semiconductor Manufacturing Corp. (TSMC)
   Lucent Technologies                    Toshiba Corporation
   Samsung America, Inc.                  UMC Group

   Sales to Intel and AMD represented approximately 23% and 18% of our net revenues for fiscal 1999. Sales to Intel represented approximately 23% of our net revenues for fiscal 1998. Sales to Samsung and Intel represented approximately 10% and 13%, respectively, for fiscal 1997. Our top five customers accounted for approximately 41%, 45% and 53% of our net revenues in fiscal 1997, 1998 and 1999.

Sales and Marketing

   We maintain sales offices and regional sales representatives throughout the world. In the United States, we maintain sales offices in California, Florida and Texas. We also utilize manufacturers' sales representatives to cover those regions of the United States with too few customers to support a direct sales effort. In Asia, we maintain sales offices in Japan, Korea, Singapore and Taiwan. The Japan, Singapore and Taiwan offices work with manufacturers' sales representatives to sell our products to customers in Japan and Taiwan, while the Korean office sells to customers directly. We also work with manufacturers' sales representatives in Singapore, Malaysia, Thailand and China. In Europe, we maintain a sales office in the United Kingdom and work with manufacturers' sales representatives throughout the rest of Europe.

   In addition, we provide direct customer support in most parts of the world. In some locations, field service is still provided by the same manufacturers' sales representative that handles the sales function, but applications support is provided by our employees in that territory. In the United States, we have field service and applications engineers located in Arizona, California, Florida, Massachusetts, New Mexico, Oregon and Texas. Certain customers, such as Intel, contract dedicated site-specific field service and applications engineers. In Asia, we provide customer support in Japan, Taiwan, Korea and Singapore. In Europe, we maintain a customer support office in the United Kingdom to support customers there and to assist the field service engineers of our European manufacturers, sales representatives in the rest of Europe. Applications personnel supporting continental Europe are located in France, Germany and Italy.

   We provide our customers with comprehensive support before, during and after delivery of our systems. Prior to shipment, our support personnel typically assist the customer in site preparation and inspection and typically provide customers with training at our facilities or at the customer's location. Our customer training programs include instructions in the maintenance of our systems and in system hardware and software tools for optimizing the performance of our systems. Our field support personnel work with the customers' employees to install the system and demonstrate system readiness. In addition, we maintain a group of highly skilled applications scientists to respond to customers' process needs worldwide when a higher level of technical expertise is required.

   We generally warrant our products for a period of up to 12 months from system acceptance. Installation and initial training are customarily included in the price of the system. After the warranty period, customers may enter into support agreements covering both field service and field applications support. Our field service engineers may also provide customers with repair and maintenance services on a fee basis. Our applications engineers and scientists are also available to work with the customers on recipe development. Additionally, for a fee, we train customers to perform routine maintenance on their purchased systems. We also provide a 24-hour telephone help-line.

   See Note 11 to Notes to Consolidated Financial Statements for a summary of our operations in certain geographic areas.

Research and Development and Engineering

   The process control metrology market is characterized by continuous technological development and product innovations. We believe that continued and timely development of new products and enhancements to existing products is necessary to maintain our competitive position. Accordingly, we devote a significant portion of our personnel and financial resources to engineering and research and development programs. As of March 31, 1999, our research, development and engineering staff was comprised of 69 persons. We seek to maintain our close relationships with customers to make improvements in our products which respond to customers' needs. For example, several of the improvements relating to the Opti-Probe product family were developed in cooperation with some of our major customers to address the need for more capable thin film measurement systems.

   Software development accounts for a significant portion of our research and development efforts. We are currently transitioning all of our software applications from DOS to the Microsoft NT operating system in order to better serve our customers.

   Our ongoing engineering and research and development efforts can be classified into three categories: new products; feature enhancements, such as features to improve precision, speed and automation; and customer-driven product enhancements, such as new measurement recipes or algorithms. We have research and development and engineering staffs which work both on developing new products and features and on responding to the particular needs of customers.

   Engineering and research and development expenses were $15.1 million in fiscal 1999, $19.1 million in fiscal 1998, and $13.1 million in fiscal 1997, or 23%, 17%, and 12% of net revenues for those periods, respectively. We expect engineering and research and development expenditures will continue to represent a substantial percentage of our revenues for the foreseeable future.

Manufacturing

   Our manufacturing strategy is to produce high quality, cost effective assemblies and systems. We currently perform the majority of our system assembly activities in-house. In order to lower production costs in the future, we intend to perform only those manufacturing activities that add significant value or that require unique technology or specialized knowledge. As a result, we expect to rely increasingly on subcontractors and turnkey suppliers to fabricate components, build assemblies and perform other activities in a cost effective manner.

   Our principal manufacturing activities include assembly and test work, both of which are conducted at our facility in Fremont, California. Assembly activities include inspection, subassembly and final assembly. Test activities include modular testing, system integration and final test. Components and subassemblies, such as lasers, robots and stages, are acquired from third party vendors and integrated into our finished systems. These components and subassemblies are obtained from a limited group of suppliers, and occasionally from a single source supplier. While we use standard components and subassemblies wherever possible, most mechanical parts, metal fabrications and critical components are engineered and manufactured to our specifications. We have not entered into any formal agreements with such limited source suppliers, other than long-term purchase orders and, in some cases, volume pricing agreements. Those parts coming from a limited group of suppliers are monitored by management to ensure that adequate supplies are available to maintain manufacturing schedules and to reduce our dependence on these suppliers should supply lines become interrupted. The partial or complete loss of such suppliers could increase our manufacturing costs or delay product shipments while we qualify new suppliers. Additionally, any such loss could require us to redesign products, thereby having a material adverse effect on our business or customer relationships. Furthermore, a significant increase in the price of one or more of these components could adversely affect our financial condition or results of operations.

   We schedule production based upon firm customer commitments and anticipated orders. We have structured our production process and facility to be driven by both orders and forecasts and have adopted a modular system architecture to increase assembly efficiency and test flexibility. Cycle times for our products are currently two to four months. We believe these cycle times will improve as we continue to emphasize manufacturability in our new product designs.

   We conduct the assembly of certain optical components and final testing of our systems in clean-room environments. This procedure is intended to (1) reduce the amount of particulates and other contaminants in the final assembled system; and (2) test our products against our customers' acceptance criteria prior to shipment. Following the final test, the completed system is packaged within triple vacuum sealed bags to maintain a high level of cleanliness during shipment and installation. As part of our ongoing quality program, all systems are monitored during the installation process.

Competition

   The market for semiconductor capital equipment is highly competitive. We face substantial competition from established companies in each of the markets that we serve. Some of our competitors have greater financial, engineering, manufacturing and marketing resources and broader product offerings than Therma-Wave. Significant competitive factors in the market for metrology systems include system performance, ease of use, reliability, cost of ownership to the customer, technical support and customer relationships. We believe we compete favorably on the basis of these factors in each of our served markets. We compete with both larger and smaller United States and Japanese companies in the markets we serve. European companies are generally not significant competitors in markets we serve.

   Our Therma-Probe systems compete primarily with other metrology systems designed to measure ion implant dose, such as contact and destructive four-point probe measurement systems, including those manufactured by KLA-Tencor Corporation, Kokusai Electric Ltd. and Bio-Rad Semiconductor Systems. Our Therma-Probe systems are the semiconductor industry's predominant non-contact, non-destructive ion implant metrology systems for product wafers. Several years ago, Jenoptik GmbH introduced a competitive product to our Therma-Probe systems, which utilized thermal wave technology. In November 1997, we received a favorable verdict for patent infringement by Jenoptik in the United States. As a result of the settlement of this litigation, Jenoptik has agreed not to sell any of such products in the United States and to pay us a royalty fee for systems sold in Japan. To date, the sale of these products by Jenoptik has not had a material impact on our market position. Our Opti-Probe systems primarily compete with thin film metrology systems manufactured by KLA-Tencor, Rudolph Technologies, Nanometrics and Dai Nippon Screen.

   In recent years, there has been significant merger and acquisition activity among our competitors and potential competitors. Acquisitions by our competitors and potential competitors could allow them to expand their product offerings, which could afford such competitors and potential competitors an advantage in meeting customers' demands. The greater resources, including financial, marketing and support resources, of competitors engaged in these acquisitions could permit them to accelerate the development and commercialization of new products and the marketing of existing products to their larger installed bases. Accordingly, such business combinations and acquisitions could have a detrimental impact on both our market share and the pricing of our products, which could result in a material adverse effect on our business and results of operations.

Patents and Proprietary Rights

   We believe the success of our business depends as much on the technical competence, creativity and marketing abilities of our employees as on the protection derived from our patents and other proprietary rights. Nevertheless, our success will depend, at least in part, on our ability to obtain and maintain patents and proprietary rights to protect our technology.

   We have a policy of seeking patents where appropriate on inventions concerning new products and improvements as part of our ongoing engineering and research and development activities. We have acquired a number of patents relating to our two key product families, the Opti-Probe and Therma-Probe systems. As of March 31, 1999, we owned 26 U.S. patents with expiration dates ranging from 2004 to 2017 and had filed applications for eleven additional U.S. patents. In addition, we owned 25 foreign patents with expiration dates ranging from 2004 to 2017 and had filed applications for eleven additional foreign patents.

   There can be no assurance that any of our pending patent applications will be approved, that we will develop additional proprietary technology that is patentable, that any patents owned by or issued to us will provide us with competitive advantages or that these patents will not be challenged by any third parties. Furthermore, there can be no assurance that third parties will not design around our patents. Any of the foregoing results could have a material adverse effect on our business, financial condition or results of operations.

   In addition to patent protection, we rely upon trade secret protection for our confidential and proprietary information and technology. We routinely enter into confidentiality agreements with our employees. However, there can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that our confidential and proprietary information and technology will not be independently developed by, or become otherwise known, to third parties.

   As of March 31, 1999, we owned five registered trademarks in the U.S. and one in Japan and had filed 11 trademark registration applications in the U.S. and one in Japan.

Facilities

   Our executive offices and manufacturing, engineering, research and development operations are located in a 102,000 square foot building in Fremont, California with approximately 800 square feet of Class 100 clean rooms for customer demonstrations and approximately 10,000 square feet of Class 1000 clean rooms for manufacturing. This facility is occupied under a lease expiring in 2006 at an aggregate annual rental expense of approximately $1.0 million. We have the option of extending this lease for another 15 years after 2006. We own substantially all of the equipment used in our facilities. We believe that our existing facilities and capital equipment are adequate to meet our current requirements and that suitable additional or substitute space is readily available if needed.

   We also lease sales and customer support offices in California, Florida, Texas, Japan, Korea, Taiwan and the United Kingdom.

Employees

   As of March 31, 1999, we employed 338 persons, including 69 in engineering, research and development, 83 in manufacturing, 138 in customer support, 21 in sales and marketing and 27 in executive and administrative functions. Many of our employees are highly trained and hold advanced post-graduate degrees in science and engineering. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our employee relations to be good. We believe we have low employee turnover relative to our industry and have been able to attract and retain a highly talented group of managers, designers and engineers which enables us to continually improve our products and customer support.

Legal Proceedings

   On July 19, 1994, we filed a patent infringement suit against Jenoptik in the United States District Court for the Northern District of California. We alleged that the manufacture and sale by Jenoptik of its TWIN and TWIN SC systems infringed six of our United States patents that are related to our Therma-Probe ion implant metrology systems. Jenoptik denied infringement and claimed that our patents were invalid and unenforceable.

   On February 1, 1996, we filed a patent infringement suit against Jenoptik in the Patent Court in Dusseldorf, Germany. We alleged that the manufacture and sale by Jenoptik of its TWIN and TWIN SC systems infringed our German counterpart to one of our United States patents being asserted against Jenoptik in the United States lawsuit. This German counterpart patent was found to be invalid by a patent court in Munich, Germany.

   On November 26, 1997, we received a favorable jury verdict in our United States patent infringement suit against Jenoptik. The jury found all six of our patents valid and concluded that Jenoptik infringed all thirty-one claims at issue from these patents. As a result of the settlement of this litigation, Jenoptik has agreed not to sell any of such products in the United States and to pay us a royalty fee for systems sold in Japan. To date, the sale of these products by Jenoptik has not had a material impact on our market position. This settlement resolved all outstanding legal claims and pending appeals relating to these matters.

   On June 5, 1998, at our request, the United States Patent Office initiated an interference proceeding between Therma-Wave and Rudolph Technologies. The subject matter of the interference relates to ellipsometer technology which Rudolph employs in its commercial devices. We believe we developed and patented this technology prior to Rudolph. The interference proceedings will determine ownership of the technology. A successful outcome of the interference proceeding may result in Rudolph being required to pay us licensing fees. Since we have not commercialized this technology, an unsuccessful outcome in the interference proceeding would not have a material adverse effect on us.

   On September 3, 1998, we were named in a patent infringement suit filed by KLA-Tencor. KLA-Tencor alleged that it patented an aspect of the thin film thickness measuring technology that we use in our Opti-Probe product family. KLA-Tencor is seeking damages and an injunction to stop the sale of the equipment they allege uses this aspect. We believe none of our products infringe any of the claims of KLA-Tencor's patent and that their infringement allegations are unfounded. We intend to vigorously defend our position, and we expect to prevail.

   On January 14, 1999, we commenced an action against KLA-Tencor for patent infringement with respect to one of our fundamental thin film technology combination patents. The suit seeks damages for patent infringement and a permanent injunction against any future activities undertaken by KLA-Tencor or any third party working in conjunction with them, which infringe on our patent. The suit was filed as a counterclaim in the infringement action initiated by KLA-Tencor and also seeks a declaratory judgment that KLA-Tencor's patent, which we were alleged of infringing, is invalid and not infringed by any of our systems.

   There can be no assurances, however, that we will prevail in any ongoing patent litigation described above. We believe, however, the litigation described above will not have a material adverse effect on our business, financial condition or results of operations.

   We are also involved in various legal proceedings from time to time arising in the ordinary course of business, none of which are expected to have a material adverse effect on our business or financial condition.

Environmental Matters

   Therma-Wave, like all manufacturing companies, is subject to various federal, state and local environmental statutory requirements. We believe we are in material compliance with existing applicable environmental laws and regulations and possess all permits and licenses necessary to conduct our business.

                                   MANAGEMENT

Executive Officers, Directors and Key Employees

   Executive officers, directors and certain key employees of Therma-Wave are as follows:

           Name             Age                       Position
           ----             ---                       --------
   Allan Rosencwaig........ 57  Chairman of the Board and Chief Executive Officer

   Martin M. Schwartz...... 54  President, Chief Operating Officer and Director

   L. Ray Christie......... 55  Vice President, Chief Financial Officer and Secretary

   David Mak............... 41  Vice President, Factory Operations

   Jon L. Opsal............ 57  Vice President, Research and Development

   Raymond Osofsky......... 48  Vice President, Engineering

   W. Lee Smith............ 49  Vice President, Strategic Marketing

   David Willenborg........ 48  Vice President, Marketing/Software Projects

   G. Leonard Baker, Jr ... 55  Director

   David Dominik........... 41  Director

   Adam W. Kirsch.......... 37  Director

   We anticipate that two additional directors will be appointed to the board of directors following the completion of this offering.

   Allan Rosencwaig co-founded Therma-Wave in January 1982 and has served as its Chairman and Chief Executive Officer since that time. In addition, Dr. Rosencwaig served as President from January 1982 to April 1998 and from May 1994 to August 1998. Prior to founding Therma-Wave, Dr. Rosencwaig was a Group Leader at the Lawrence Livermore National Laboratory from 1977 to 1982 and a Member of Technical Staff at AT&T Bell Laboratories from 1969 to 1977. Dr. Rosencwaig holds Bachelor of Science, Master of Science and Ph.D. degrees in physics from the University of Toronto.

   Martin M. Schwartz joined Therma-Wave in August 1998 as its President, Chief Operating Officer and Director. Mr. Schwartz served as a director, President and Chief Executive Officer of Southwall Technologies Inc. from May 1994 to March 1998. From April 1988 to May 1994, he served as Vice President, Operations of Southwall. From July 1974 to April 1988, Mr. Schwartz served in various positions at Raychem Corporation, including Director of Operations. From 1967 to 1974, he served in various positions at Standard Oil of California. Mr. Schwartz holds a Bachelor of Science in engineering and a Master of Science in chemical engineering from Cornell University and a Masters of Business Administration degree in management and finance from California State University, San Francisco.

   L. Ray Christie joined Therma-Wave in August 1998 as its Vice President, Chief Financial Officer and Secretary. From April 1996 to July 1998, Mr. Christie has served as the Vice President, Chief Financial Officer and Secretary of Southwall, and from February 1990 to November 1993, as controller for Southwall. From November 1993 to March 1996, he served in various positions with a subsidiary of California Microwave, Inc., including Vice President Finance and Administration. From June 1981 to January 1990, he served as controller of the Farinon Division of Harris Corporation. From May 1969 to June 1981, he served in various positions of Potlatch Corporation, including controller of their Packaging Division.

   David Mak joined Therma-Wave in October 1992 and has served as its Vice President, Factory Operations since November 1996. Mr. Mak has also served as the Manufacturing Manager and Director of Manufacturing. Prior to joining Therma-Wave, Mr. Mak served in a variety of positions at Tencor Instruments, including Manufacturing Engineering Manager, Mechanical Design Engineering Manager, and Project Manager. Mr. Mak also served as Senior Mechanical Engineer for Priam Corp., Advisory Engineer for Optimem, and Product Engineer for Memorex Corp. Mr. Mak holds a Bachelor of Science degree in mechanical engineering from the Polytechnic Institute of New York.

   Jon L. Opsal joined Therma-Wave in September 1982 and has served as its Vice President, Research and Development since June 1994. Mr. Opsal has served in several research and management positions since that time, including Senior Scientist, Manager of Analytical Software, Manager of the Physics Department, Manager of Research and Development Director of Research and Development. Prior to joining Therma-Wave, Dr. Opsal was a physicist at the Lawrence Livermore National Laboratory from 1978 to 1982 and a Research Associate and Assistant Professor at Michigan State University from 1974 to 1978. Dr. Opsal holds a Bachelor of Arts degree in physics and mathematics from Eastern Washington University and Master of Science and Ph.D. degrees in physics from Michigan State University.

   Ray Osofsky joined Therma-Wave in 1993 and has served as Vice President, Engineering since November 1998. Mr. Osofsky has also served as the Director of Engineering, Director of Opti-Probe Engineering and Opti-Probe Manager. From 1985 to 1993, Mr. Osofsky was employed by KLA Instruments Corp., most recently as Director of Engineering. Mr. Osofsky holds a Bachelor of Science in electrical engineering from the University of California at Davis and a Master of Science in computer engineering from Santa Clara University.

   W. Lee Smith joined Therma-Wave in March 1983 and has served as its Vice President, Strategic Marketing since June 1995. Mr. Smith has also served as its Research Group Leader, Applications Manager, Director of Applications, Vice President, Product Development and Vice President, Marketing. From 1976 to 1983, Dr. Smith was a physicist and Nonlinear Optics Group Leader at the Lawrence Livermore National Laboratory. Dr. Smith holds a Bachelor of Science degree in physics from North Carolina State University and a Ph.D. in physics from Harvard University.

   David Willenborg co-founded Therma-Wave with Dr. Rosencwaig in January 1982 and has served as its Vice President, Marketing/Software Projects since October 1998. Mr. Willenborg has also served as Director of Engineering, Vice President, Engineering, Vice President, Technology and Vice President, Marketing. Prior to founding Therma-Wave, Mr. Willenborg was an engineer at the Lawrence Livermore National Laboratory from 1975 to 1982 and at McDonnell-Douglas Aerospace from 1972 to 1973. Mr. Willenborg holds Bachelor of Science and Master of Science degrees in electrical engineering from the University of Illinois.

   G. Leonard Baker, Jr. has served as a Director of Therma-Wave since May 1997. Mr. Baker has been a Managing Director of the General Partner of Sutter Hill Ventures since 1974. Mr. Baker joined Sutter Hill Ventures in 1973, and, prior to that time, was Manager of Product Planning for Europe, Africa and India at Cummins Engine Company, where he also held various manufacturing positions. He serves on the board of several companies primarily in the high-technology area.

   David Dominik has served as a Director of Therma-Wave since May 1997. Mr. Dominik has been a General Partner of Information Partners, L.P. since January 1990 and Managing Director of Information Partners, Inc. since June 1993. In addition, Mr. Dominik has been a Managing Director of Bain Capital, Inc. ("Bain Capital") since May 1993. Mr. Dominik also serves as a director of Oasis Healthcare Inc., Dynamic Details, Incorporated, Integrated Circuit Systems, Inc., OneSource Information Services, Inc. and several privately held companies.

   Adam W. Kirsch has served as a Director of Therma-Wave since May 1997. Mr. Kirsch has been a Managing Director of Bain Capital since May 1993 and a general partner of Bain Venture Capital since 1990. Mr. Kirsch joined Bain Venture Capital in 1985 as an associate and, prior to joining Bain Venture Capital, Mr. Kirsch was a consultant at Bain & Company where he worked in mergers and acquisitions. He serves on the board of several companies including Brookstone, Inc., Dade Behring Inc. and Wesley Jessen VisionCare, Inc.

   At present, all directors are elected and serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. All members of the board of directors set forth herein were elected pursuant to a stockholders agreement that was entered into in connection with the recapitalization. See "Certain Relationships and Related Transactions." There are no family relationships between any of our directors or executive officers. Our executive officers are elected by, and serve at the discretion of, the board of directors.

   Prior to the completion of this offering, our board will be divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of stockholders. The two additional directors anticipated to be appointed by the board will be in the class of directors whose term expires at the 2000 annual meeting of our stockholders. Messrs. Schwartz and Dominik will be in the class of directors whose term expires at the 2001 annual meeting of our stockholders. Messrs. Rosencwaig, Kirsch and Baker will be in the class of directors whose term expires at the 2002 annual meeting of our stockholders. At each annual meeting of our stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms or until their respective successors are elected and qualified.

Compensation of Executive Officers

   The following table sets forth information concerning the compensation for fiscal 1999, 1998 and 1997 for our chief executive officer and our four other most highly compensated executive officers at the end of our last fiscal year. For ease of reference, we collectively refer to these executive officers throughout this section as our "named executive officers."

                           Summary Compensation Table

                                                                    Long-Term
                                      Annual                       Compensation
                                   Compensation                       Awards
                                 -----------------                 ------------
                                                      Other Annual  Securities
                          Fiscal           Bonus      Compensation  Underlying     All Other
Name and Position          Year   Salary    ($)         ($) (1)     Options #   Compensation ($)
-----------------         ------ -------- --------    ------------ ------------ ----------------
Allan Rosencwaig........   1999  $429,236 $    --         --             --         $63,245(2)
 Chairman and              1998   417,508  318,623(3)     --         671,875         54,679(2)
 Chief Executive Officer   1997   332,846  243,989(4)     --             --           1,898(5)

Martin M. Schwartz (6)..   1999  $161,042      --         --         200,000            --
 President and
 Chief Operating Officer

Jon L. Opsal............   1999  $192,532 $    --         --             --         $ 1,262(7)
 Vice President,           1998   186,482   68,247(3)     --         127,656          1,107(7)
 Research and              1997   168,184   56,637(4)     --             --             --
  Development

David Willenborg........   1999  $164,592 $    --         --             --         $ 6,910(7)
 Vice President,           1998   160,368   52,930(3)     --         100,781          6,063(7)
 Marketing                 1997   154,479   50,778(4)     --             --             --

David Mak...............   1999  $164,739 $    --         --             --             --
 Vice President,           1998   154,830   58,767(3)     --          38,650            --
 Factory Operations        1997   143,453   47,523(3)     --             --             --

--------
(1) None of the perquisites and other benefits paid to each named executive officer exceeded the lesser of $50,000 or 10% of the total annual salary and bonus received by each named executive officer. Does not include amounts received by the named executive officers during fiscal 1998 from our prior owner. See "Certain Relationships and Related Transactions-- Payments to Executive Officers."
(2) Includes insurance premiums paid by us on behalf of Dr. Rosencwaig of $9,669 and $7,671 for fiscal 1998 and fiscal 1999, respectively. The balance represents imputed interest on outstanding borrowings from Therma-Wave.
(3) Reflects bonuses paid to Messrs. Rosencwaig, Opsal, Willenborg and Mak in fiscal 1998 as a result of Therma-Wave achieving certain performance targets in fiscal 1998.
(4) Reflects bonuses paid to Messrs. Rosencwaig, Opsal, Willenborg and Mak in fiscal 1997 as a result of Therma-Wave achieving certain performance targets in fiscal 1997.
(5) Reflects insurance premiums paid by us on behalf of Dr. Rosencwaig.
(6) Mr. Schwartz joined Therma-Wave in August 1998.
(7) Reflects imputed interest on outstanding borrowings from Therma-Wave.

Option Grants in Last Fiscal Year

   The following table sets forth information regarding stock options granted by us to the named executive officers during our last fiscal year. Stock options are generally granted at 100% of the fair value of Therma-Wave's common stock as determined by the board of directors on the date of grant. In reaching the determination of fair value at the time of each grant, the board of directors considers a range of factors, including Therma-Wave's current financial position, its recent revenues, results of operations and cash flows, its assessment of Therma-Wave's competitive position in its markets and prospects for the future, the status of Therma-Wave's product development and marketing efforts, current valuations for comparable companies and the illiquidity of an investment in Therma-Wave's common stock.

                          Number of
                          Securities % of Total                                   Potential Realizable
                          Underlying  Options                Market                 Value at Assumed
                           Options   Granted in Exercise or Price on              Annual Rate of Stock
                           Granted     Fiscal   Base Price   Date of  Expiration Price Appreciation for
          Name               (a)        Year     ($/Share)  Grant (b)  Date (c)      Option Term (d)
          ----            ---------- ---------- ----------- --------- ---------- -----------------------
                                                                                   5%($)       10%($)
                                                                                 ---------- ------------
Allan Rosencwaig........       --        --          --         --         --           --           --
Martin M. Schwartz (e)..   200,000      62.5%      $4.00      $4.00     8/3/08     $504,000   $1,275,000
Jon L. Opsal............       --        --          --         --         --           --           --
David Willenborg........       --        --          --         --         --           --           --
David Mak...............       --        --          --         --         --           --           --

--------
(a) All options listed in the table vest in five equal installments beginning on the first anniversary of their grant date.
(b) Market price on the date of grant was determined by our board of directors based upon a good faith estimate.
(c) Options will expire on the earlier of 90 days after the date of termination of employment or the date indicated above.
(d) Amounts reflect certain assumed rates of appreciation set forth in the executive compensation disclosure rules of the SEC. Actual gains, if any, on stock option exercises depend on future performance of our stock and overall market conditions. At an annual rate of appreciation of 5% per year for the option term, the price of the Class B common stock would be approximately $6.52 per share. At an annual rate of appreciation of 10% per year for the option term, the price of the Class B common stock would be approximately $10.37 per share.
(e) Mr. Schwartz joined Therma-Wave in August 1998.

Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

   The following table sets forth information for the named executives officers concerning stock option exercises during our last fiscal year and options outstanding at the end of the last fiscal year:

                                                             Number of        Value of Unexercised
                                                       Securities Underlying      In-the-Money
                                                        Unexercised Options        Options at
                                                        at Fiscal Year End   Fiscal Year End ($) (a)
                                                       --------------------- -----------------------
                          Shares Acquired    Value        Unexercisable/         Unexercisable/
       Name                 on Exercise   Realized ($)      Exercisable            Exercisable
       ----               --------------- ------------ --------------------- -----------------------
Allan Rosencwaig........        --            --             0/671,875                    0/0
Martin M. Schwartz (b)..        --            --             200,000/0             $600,000/0
Jon L. Opsal............        --            --             0/127,656                    0/0
David Willenborg........        --            --             0/100,781                    0/0
David Mak...............        --            --              0/38,650                    0/0

--------
(a) Based on an estimated fair market value of the Class B common stock at March 31, 1999.
(b) Mr. Schwartz joined Therma-Wave in August 1998.

Compensation Committee Interlocks and Insider Participation

   We currently do not have a compensation committee. The compensation arrangements for each of our executive officers was established pursuant to the terms of the respective employment agreements between us and each executive officer. The terms of the employment agreements were established pursuant to arms-length negotiations between representatives of Bain Capital and each executive officer, except those agreements relating to Messrs. Schwartz and Christie, which were negotiated with Therma-Wave and approved by the board of directors. On a going forward basis, any changes in the compensation arrangements of our executive officers will be determined by the board of directors.

Committees of the Board of Directors

   Prior to this offering, our board of directors had one committee, the audit committee. Immediately prior to the completion of this offering, the board of directors will establish an additional committee, the compensation committee.

   The audit committee makes recommendations to the board of directors regarding the independent auditors to be nominated for election by the stockholders and reviews the independence of such auditors, approves the scope of the annual audit activities of the independent auditors, approves the audit fee payable to the independent auditors and reviews such audit results with the independent auditors. The audit committee is currently comprised of Messrs. Dominik and Baker and, following this offering, will be comprised of a majority of directors not otherwise affiliated with us or any of our principal stockholders. PricewaterhouseCoopers LLP presently serves as our independent auditors.

   The duties of the compensation committee will be to provide a general review of our compensation and benefit plans to ensure that they meet corporate objectives. In addition, the compensation committee will review the chief executive officer's recommendations on (1) compensation of all of our officers and (2) adopting and changing major compensation policies and practices, and report its recommendations to the whole board of directors for approval and authorization. The compensation committee will administer our stock plans and is expected to be comprised of at least two non-employee directors (as defined in Rule 16b-3 under the Exchange Act). The board may also establish other committees to assist in the discharge of its responsibilities.

Employment Agreements

   In connection with the recapitalization, we entered into an employment agreement with Dr. Allan Rosencwaig. The employment agreement provides that Dr. Rosencwaig will serve as the Chairman of the Board, President and Chief Executive Officer for a period that will end on the fifth anniversary of the consummation of the recapitalization. In August 1998, however, the board and Dr. Rosencwaig agreed that Mr. Schwartz would be appointed to the position of President. The employment period established under the employment agreement will automatically terminate upon Dr. Rosencwaig's resignation, death or disability or termination for good reason, or upon termination by us, with or without cause. Under the employment agreement, Dr. Rosencwaig will receive:

  . an annual base salary of at least $400,000, subject to annual review by the board and certain annual increases beginning in 1998;

  . an annual bonus based upon our achievement of certain operating targets and the attainment of certain individual goals by Dr. Rosencwaig, each to be determined by the board on an annual basis; and

  .  certain fringe benefits.

   In addition, Dr. Rosencwaig is also entitled to receive a deferred payment in the event we achieve certain operating results. See "Certain Relationships and Related Transactions--Management Equity Purchases."

   If the employment period is terminated by us without cause, by Dr. Rosencwaig for good reason or as a result of his disability, Dr. Rosencwaig will be entitled to receive his then current base salary, a bonus equal to 50% of his base salary and fringe benefits for 30 months following such termination. This 30-month period is referred to herein as the "severance period." If the employment period is terminated by us for cause or if Dr. Rosencwaig resigns without good reason, Dr. Rosencwaig will be entitled to receive his then current base salary through the date of termination. Under the employment agreement, Dr. Rosencwaig has agreed not to:

  .  compete with us during the period in which he is employed by us;

  . disclose any confidential information during the period in which he is employed by us and for five years thereafter;

  . solicit any customer, supplier, licensee, licensor, franchisee or other business relation of ours while he is employed by us, during the severance period and for a period of 30 months thereafter; and

  . solicit or hire any of our management employees for a period of 30 months following the date of termination.

   In addition, Dr. Rosencwaig has agreed to disclose to us any and all inventions, as defined in such employment agreement, relating to our business conceived or learned by him during his employment and acknowledge that such inventions will be our property.

   We also entered into substantially similar employment agreements with Messrs. Willenborg, Smith, Opsal and Lin at the time of the recapitalization and with Messrs. Schwartz and Christie in August 1998. Mr. Lin's employment agreement was terminated in July 1998 in connection with his voluntary resignation. Each of the employment agreements provide that such executive will serve with Therma-Wave in his current position for a period that will end on the fifth anniversary of the consummation of the recapitalization or, in the case of Messrs. Schwartz and Christie, August 2003; provided, however, that each executive's employment period will automatically terminate upon such executive's resignation, death or disability or termination for good reason (as defined therein), or upon termination by Therma-Wave, with or without cause (as defined therein). Under their respective employment agreement, Messrs. Schwartz, Christie, Willenborg, Smith and Opsal will receive:

  . an annual base salary of at least the following, subject to review by the board and our president or chief executive officer:

       Name                                                  Annual Base Salary
       ----                                                  ------------------
       Martin M. Schwartz...................................      $265,000
       L. Ray Christie......................................      $155,000
       David Willenborg.....................................      $168,480
       W. Lee Smith.........................................      $143,859
       Jon L. Opsal.........................................      $197,077

  . an annual bonus based upon our achievement of certain operating targets and the attainment of certain individual goals by such executive, each to be determined by the board and our president or chief executive officer on an annual basis; and

  .  certain fringe benefits.

   In addition, each executive other than Messrs. Schwartz and Christie is also entitled to receive a deferred payment in the event we achieve certain operating results. See "Certain Relationships and Related Transactions-- Management Equity Purchases."

   If the executive's employment is terminated by us without cause, by such executive for good reason or as a result of his disability, the executive will be entitled to receive his then current base salary, a bonus equal to 30% to 37.5% of base salary and fringe benefits for 15 months or, in the case of Mr. Christie, 6 months following such termination and, in the case of Mr. Schwartz, 15 months if he is terminated after August 3, 2000 and 12 months if he is terminated before such time. Such 6-month, 15-month and 12-month periods are each referred to herein as an "executive severance period." If the executive's employment is terminated by us for cause or if such executive resigns without good reason, such executive will be entitled to receive his then current base salary through the date of termination. Under these employment agreements, each executive has agreed not to:

  .  compete with us during the period in which he is employed by us;

  . disclose any confidential information during the period in which he is employed by us and for all times thereafter;

  . solicit any customer, supplier, licensee, licensor, franchisee or other business relation of ours while he is employed by us, during the applicable executive severance period and for two years thereafter; and

  . solicit or hire any of our employees for a period of five years following the date of termination.

   In addition, each executive has agreed to disclose to us any and all inventions, as defined in such employment agreement, relating to our business conceived or learned by him during his employment with us and acknowledge that such inventions will be our property.

Compensation of Directors

   Directors serving on the board of directors are currently not entitled to receive any compensation for serving on the board. Directors are reimbursed for their out-of-pocket expenses incurred in connection with such services. Following this offering, directors who are not employees of Therma-Wave or who are not otherwise affiliated with our principal stockholders will receive an
annual fee of $   .

Stock Plans

 1997 Stock Purchase and Option Plan

   In connection with the recapitalization, our board of directors adopted the Therma-Wave, Inc. 1997 Stock Purchase and Option Plan, or the "1997 Stock Plan," which authorizes the granting of stock options and the sale of Class A common stock or Class B common stock to current or future employees, directors, consultants or advisors of Therma-Wave or its subsidiaries. Under the 1997 Stock Plan, the board is authorized to sell or otherwise issue any class or classes of common stock at any time prior to the termination of the 1997 Stock Plan in such quantity, at such price, on such terms and subject to such conditions as established by board up to an aggregate of 3,000,000 shares of Class A common stock and 3,000,000 shares of Class B common stock, including shares of common stock with respect to which options may be granted, subject to adjustment upon the occurrence of certain events to prevent any dilution or expansion of the rights of participants that might otherwise result from the occurrence of such events. As of March 31, 1999, an aggregate of 1,118,092 shares of Class B common stock, a portion of which is subject to repurchase, were outstanding, and options to purchase an aggregate of 1,354,831 shares of Class B common stock were outstanding, with exercise prices ranging from $4.00 to $15.89 per share, under the 1997 Stock Plan.

 1997 Employee Stock Purchase and Option Plan

   On October 31, 1997, the Board of Directors approved the 1997 Employee Stock Purchase and Option Plan, or the "1997 Employee Stock Plan," which authorizes the granting of stock options and the sale of Class A common stock or Class B common stock to current or future employees, directors, consultants or advisors of Therma-Wave or its subsidiaries. The 1997 Employee Stock Plan authorizes the granting of stock options up to an aggregate of 689,375 shares of Class A common stock and 689,375 shares of Class B common stock, subject to adjustment upon the occurrence of certain events to prevent any dilution or expansion of the rights of participants that might otherwise result from the occurrence of such events.

   Options to purchase an aggregate of 376,255 shares of Class B common stock were outstanding as of March 31, 1999 under the 1997 Employee Stock Plan. Such options will vest and become exercisable in four equal installments beginning on the first anniversary of the grant date and continuing thereafter on an annual basis. Unvested options will terminate in the event that the optionee ceases to be employed with Therma-Wave and vested but unexercised options will terminate immediately if the optionee is terminated for cause or after 30 days, or such other period as may be specified in any particular option agreement, if the optionee ceases to be employed by Therma-Wave for any other reason. As of the date of this prospectus, most of our option agreements provide that options will immediately terminate after 90 days if the optionee ceases to be employed by Therma-Wave for any reason other than cause. All of the options granted have an exercise price equal to the fair market value of the Class B common stock on the date of grant.

 1997 Special Employee Stock Purchase and Option Plan

   On October 31, 1997, our board of directors approved the 1997 Special Employee Stock Purchase and Option Plan, or the "1997 Special Employee Stock Plan," which authorizes the granting of stock options and the sale of Class A common stock or Class B common stock to current or future employees, directors, consultants or advisors of Therma-Wave or its subsidiaries. The 1997 Special Employee Stock Plan authorizes the granting of stock options up to an aggregate of 53,125 shares of Class A common stock and 53,125 shares of Class B common stock, subject to adjustment upon the occurrence of certain events to prevent any dilution or expansion of the rights of participants that might otherwise result from the occurrence of such events.

   Options to purchase an aggregate of 47,000 shares of Class B common stock were outstanding as of March 31, 1999 under the 1997 Special Employee Stock Plan. Such options will vest and become exercisable in four equal installments beginning on the first anniversary of the grant date and continuing thereafter on an annual basis. Unvested options will terminate in the event that the optionee ceases to be employed by Therma-Wave and vested but unexercised options will terminate immediately if the optionee is terminated for cause or after 30 days, or such other period as may be specified in any particular option agreement, if the optionee ceases to be employed by Therma-Wave for any other reason. As of the date of this prospectus, most of our option agreements provide that options will immediately terminate after 90 days if the optionee ceases to be employed by Therma-Wave for any reason other than cause. All of the options granted have an exercise price equal to the fair market value of the Class B common stock on the date of grant.

   The 1997 Special Employee Stock Plan and the 1997 Employee Stock Plan are referred to herein as the "1997 Plans."

 1999 Equity Incentive Plan

   The 1999 Equity Incentive Plan, or the "1999 Plan," is expected to be adopted by our board of directors and approved by our stockholders prior to the completion of this offering. As of the date of this prospectus, no awards have been made under the 1999 Plan. The 1997 Plans will be terminated and no future grants will be made thereunder upon the effectiveness of the 1999 Plan.

   The 1999 Plan provides for the grant of incentive stock options to our employees (including officers and employee directors) and for the grant of nonstatutory stock options and to our employees, directors and consultants. A
total of (1)     shares of common stock, (2) any shares returned to the 1997
Plans as a result of termination of options and (3) annual increases to be added on the date of each annual meeting of stockholders of Therma-Wave commencing in 2000 equal to % of the outstanding shares of common stock, or such lesser amount as may be determined by the board of directors, are currently reserved for issuance pursuant to the 1999 Plan.

   The administrator of the 1999 Plan has the power to determine the terms of the options granted, including the exercise price of the option, the number of shares subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, our board of directors has the authority to amend, suspend or terminate the 1999 Plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted under the 1999 Plan.

   Options granted under the 1999 Plan are generally not transferable by the optionee, and each option is exercisable during the lifetime of the optionee and only by such optionee. Options granted under the 1999 Plan must generally be exercised within 3 months after the end of an optionee's status as an employee, director or consultant of Therma-Wave, or within 18 months after such optionee's termination by death or disability, but in no event later than the expiration of the option term.

   The exercise price of all incentive stock options granted under the 1999 Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options granted under the 1999 Plan is determined by the administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the exercise price must be at least equal to the fair market value of the common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of the outstanding capital stock of Therma-Wave, the exercise price of any incentive stock option granted must be at least equal to 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1999 Plan may not exceed ten years.

   The 1999 Plan provides that in the event of a merger of Therma-Wave with or into another corporation, or a sale of substantially all of our assets, each option shall be assumed or an equivalent option substituted for by the successor corporation. If the outstanding options are not assumed or substituted for by the successor corporation, the administrator shall provide for the optionee to have the right to exercise the option as to all of the optioned stock, including shares as to which it would not otherwise be exercisable. If the administrator makes an option exercisable in full in the event of a merger or sale of assets, the administrator shall notify the optionee that the option shall be fully exercisable for a period of fifteen
(15) days from the date of such notice, and the option will terminate upon the expiration of such period.

Employee Stock Purchase Plan

   The 1999 Employee Stock Purchase Plan, or the "Stock Purchase Plan," will be adopted by our board of directors and our stockholders prior to the completion of this offering. The Stock Purchase Plan will be established to give employees desiring to do so a convenient means of purchasing shares of common stock through payroll deductions. The Stock Purchase Plan provides an incentive to participate by permitting purchases at a discounted price. We believe that ownership of stock by employees will foster greater employee interest in the success, growth and development of Therma-Wave.

   Subject to certain restrictions, each of our employees is eligible to participate in the Stock Purchase Plan if he or she has been employed by us for more than six months. Participation is discretionary with each eligible
employee. We have reserved     shares of common stock for issuance in
connection with the Stock Purchase Plan. Each eligible employee is entitled to
purchase a maximum of     shares per year. Elections to participate and
purchases of stock will be made on a quarterly basis. Each participating employee contributes to the Stock Purchase Plan by choosing a payroll deduction in any specified amount. A participating employee may increase or decrease the amount of such employee's payroll deduction, including a change to a zero deduction as of the beginning of any calendar quarter. Elected contributions will be credited to participants' accounts at the end of each calendar quarter. In addition, employees may make lump sum contributions at the end of the year to enable them to purchase the maximum number of shares available for purchase during the plan year.

   Set forth below is a summary of how the Stock Purchase Plan will operate:

  . Each participating employee's contributions will be used to purchase shares for the employee's share account within 15 days after the last day of each calendar quarter.

  . The cost per share is 85% of the lower of the closing price of our common stock on the Nasdaq National Market on the first or the last day of the calendar quarter.

  . The number of shares purchased on each employee's behalf and deposited in his/her share account is based on the amount accumulated in such participant's cash account and the purchase price for shares with respect to any calendar quarter.

  . Shares purchased under the Stock Purchase Plan carry full rights to receive dividends declared from time to time.

  . Any dividends attributable to shares in the employee's share account are automatically used to purchase additional shares for such employee's share account.

  . Share distributions and share splits will be credited to the participating employee's share account as of the record date and effective date, respectively.

  . A participating employee has full ownership of all shares in his/her share account and may withdraw them for sale or otherwise by written request to the committee following the close of each calendar quarter.

   Subject to applicable federal securities and tax laws, the board of directors has the right to amend or to terminate the Stock Purchase Plan. Amendments to the Stock Purchase Plan will not affect a participating employee's right to the benefit of the contributions made by such employee prior to the date of any such amendment. In the event the Stock Purchase Plan is terminated, the committee is required to distribute all shares held in each participating employee's share account plus an amount of cash equal to the balance in each participating employee's cash account.

                            PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information regarding our beneficial ownership as of March 31, 1999 by:

  . each person or entity known to us to own more than 5% of any class of outstanding voting securities; and

  . each of our directors, each named executive officer and all of our directors and executive officers as a group.

All of the outstanding shares of Class A common stock, Class B common stock and Class L common stock will be reclassified into a single class of common stock in the Reclassification. The actual number of shares of common stock to be issued to each holder of Class L common stock in the Reclassification is subject to change based upon changes in the initial public offering price and the completion date of this offering. See "The Reclassification." To our knowledge, each of such stockholders has sole voting and investment power as to the shares shown unless otherwise noted. Beneficial ownership of the securities listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Securities Exchange Act of 1934.

                                                Shares Beneficially Owned
                              --------------------------------------------------------------
                              Class A Common Stock Class B Common Stock Class L Common Stock
                              -------------------- -------------------- --------------------
                              Number of Percentage Number of Percentage Number of Percentage
Name and Address               Shares    of Class   Shares    of Class   Shares    of Class
----------------              --------- ---------- --------- ---------- --------- ----------
Principal Stockholders:
Bain Capital Funds (1)......  5,536,948    61.0%         --       --%    615,217     61.0%
 c/o Bain Capital, Inc.
 Two Copley Place
 Boston, Massachusetts 02116
Sutter Hill Ventures (2)....  1,642,382    18.1          --      --      182,487     18.1
 755 Page Mill Road
 Palo Alto, California 94304
Toray Industries, Inc. (3)..    980,818    10.8          --      --       44,630      4.4
 8-1, Mihama 1-chome
 Urayasu, Chiba 279, Japan
Shimadzu Corporation (4)....    287,207     3.2          --      --       13,069      1.3
 1, Nishinokyo-Kuwabaracho
 Nakagyo-ku, Kyoto 604,
 Japan

Directors and Executive
 Officers:
Allan Rosencwaig (5)........    993,279    10.9    1,343,750    75.1     110,364     10.9
Martin M. Schwartz (6)......        --      --           --      --          --       --
Jon L. Opsal (7)............     23,427       *      255,312    20.5       2,603        *
David Willenborg (8)........    128,299     1.4      201,562    16.5      14,255      1.4
David Mak (9)...............        --      --        77,298     6.7         --       --
G. Leonard Baker, Jr. (10)..  1,642,382    18.1          --      --      182,487     18.1
David Dominik (11)..........  1,629,806    18.0          --      --      181,090     18.0
Adam W. Kirsch (11).........  1,629,806    18.0          --      --      181,090     18.0
All directors and executive
 officers as a group
 (11 persons)...............  4,457,931    49.1    2,105,250    96.9     495,325     49.1

--------
 *  Less than one percent.
 (1) Includes: 1,084,115 shares of Class A common stock and 120,457 shares of Class L common stock held by Bain Capital Fund V, L.P. ("Fund V"); 2,823,028 shares of Class A common stock and 313,670 shares of Class L common stock held by Bain Capital Fund V-B, L.P. ("Fund V-B"); 648,340 shares of Class A common stock and 49,155 shares of Class L common stock held by BCIP Associates ("BCIP"); and 981,466 shares of Class A common stock and 131,935 shares of Class L common stock held by BCIP Trust Associates, L.P. ("BCIP Trust" and Fund V, Fund V-B and BCIP have been defined herein as the "Bain Capital Funds"). Does not include shares subject to the stockholders agreement or the voting agreement. See "Certain Relationships and Related Transactions--Stockholders Agreement" and "Certain Relationships and Related Transactions--Voting Agreement."
 (2) Also includes shares held by certain affiliates and related parties of Sutter Hill.
 (3) The 980,818 shares of Class A common stock included in the table represent: (i) 401,668 shares of Class A common stock; and
     (ii) 579,150 shares of preferred stock, which are immediately convertible into an equal number of shares of Class A common stock at the option of the holder thereof. A portion of each class of the listed shares are held by Toray Industries (America), Inc., a wholly owned subsidiary of Toray Industries, Inc.

 (4) The 287,207 shares of Class A common stock included in the table represent: (i) 117,618 shares of Class A common stock; and
     (ii) 169,589 shares of preferred stock, which are immediately convertible into an equal number of shares of Class A common stock at the option of the holder thereof.
 (5) The 1,343,750 shares of Class B common stock included in the table represent: (i) 671,875 shares of Class B common stock, which are subject to vesting; and (ii) 671,875 shares of Class B common stock that can be acquired upon the exercise of outstanding options. The address of Dr. Rosencwaig is c/o Therma-Wave, Inc., 1250 Reliance Way, Fremont, California 94539.
 (6) Mr. Schwartz joined Therma-Wave in August 1998.
 (7) The 255,312 shares of Class B common stock included in the table represent: (i) 127,656 shares of Class B common stock, which are subject to vesting; and (ii) 127,656 shares of Class B common stock that can be acquired upon the exercise of outstanding options.
 (8) The 201,562 shares of Class B common stock included in the table represent: (i) 100,781 shares of Class B common stock, which are subject to vesting; and (ii) 100,781 shares of Class B common stock that can be acquired upon the exercise of outstanding options.
 (9) The 77,298 shares of Class B common stock included in the table represent:
     (i) 38,649 shares of Class B common stock, which are subject to vesting; and (ii) 38,649 shares of Class B common stock that can be acquired upon the exercise of outstanding options.
(10) Mr. Baker is a Managing Director of the General Partner of Sutter Hill. As a result, the shares of Class A common stock and Class L common stock acquired by Sutter Hill may be deemed to be beneficially owned by Mr. Baker, who disclaims beneficial ownership of any such shares in which he will not have a pecuniary interest. The address of Mr. Baker is c/o Sutter Hill Ventures, 755 Page Mill Road, Palo Alto, California 94304.
(11) Messrs. Dominik and Kirsch are each general partners of BCIP and BCIP Trust and, accordingly, may be deemed to beneficially own shares owned by such funds. Each such person disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest. The address of such persons is c/o Bain Capital, Inc., Two Copley Place, Boston, Massachusetts 02116.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Recapitalization Agreement

   On December 18, 1996, the Bain Capital Funds and Toray Industries, Inc., Toray Industries (America), Inc. and Shimadzu Corporation and Therma-Wave entered into a recapitalization agreement. Toray Industries (America) and Shimadzu Corporation are collectively referred to herein as the "Existing Stockholders." The recapitalization was effected on May 16, 1997. Pursuant to the recapitalization agreement:

  . we redeemed from the Existing Stockholders approximately 86.6% of their existing shares of the common stock of Therma-Wave for approximately $96.9 million in cash;

  . the Bain Capital Funds and Sutter Hill purchased shares of our common stock for an aggregate purchase price of $16.8 million in cash;

  . the Existing Stockholders converted all of their shares of common stock not otherwise redeemed for newly authorized and issued shares of our preferred stock, Class L common stock and Class A common stock; and

  . the Bain Capital Funds and Sutter Hill converted all of their shares of common stock for newly authorized and issued shares of Class L common stock and Class A common stock.

   As part of the recapitalization, we also repaid substantially all of our outstanding borrowings under existing loan agreements and paid fees and expenses related to the financing of the recapitalization. We used approximately $150.0 million to complete the recapitalization, including the payment of related fees and expenses. In order to finance the recapitalization, we:

  . issued $115.0 million in aggregate principal amount of 10 5/8% senior notes due 2004;

  . received an equity contribution of $20.0 million in cash from the Bain Capital Funds, Sutter Hill and members of our senior management team, including Dr. Allan Rosencwaig, Anthony W. Lin, W. Lee Smith, David Willenborg and Jon L. Opsal; and

  . converted equity securities received from the Existing Stockholders having a value of $15.0 million for purposes of the recapitalization into shares of preferred stock and common stock.

   The Existing Stockholders have jointly agreed to indemnify Therma-Wave, the Bain Capital Funds and Sutter Hill for any and all losses with respect to taxes for all taxable periods prior to March 31, 1996 and any breach of the representation relating to taxes in the recapitalization agreement, subject to the limitations set forth in the recapitalization agreement. In addition, we agreed to indemnify the Existing Stockholders against any and all losses arising out of:

  .  any employee benefit plan of Therma-Wave;

  . the severance of any employee of Therma-Wave or its subsidiaries on or after the closing date; and

  .  subject to certain exceptions, violations of environmental laws.

   In addition, the Existing Stockholders have agreed for a period of three years after the closing date of the recapitalization not to compete with us in the business of manufacturing, marketing or selling:

  . measuring equipment used for material characterization, such as ion implantation monitoring or measurements in metal films;

  .  thin film measurement equipment; or

  .  equipment that utilizes our intellectual property.

   The Existing Stockholders have also agreed for a period of two years after the closing date not to solicit the employment of our employees without the prior written consent of the Bain Capital Funds.

Management Equity Purchases

   Bain Capital's investment strategy includes providing senior management with the opportunity to acquire a significant equity interest in its acquired businesses. Bain Capital believes that significant equity ownership increases management's commitment and better aligns the two parties' interests. Accordingly, at the time of the recapitalization, each of our executive officers was given the opportunity to participate in the recapitalization. To do so, each was required to enter into an executive stock agreement with us. In general, the terms of the stock agreements establish the relative rights and obligations between Therma-Wave, the management investors and Bain Capital and the other investors. Pursuant to these stock agreements, we:

  . sold shares of Class L common stock and Class A common stock to the executives at the same price per share as paid by the Bain Capital Funds, which are referred to herein as the "Rollover Stock";

  . sold shares of Class B common stock to the executives at the same price per share as paid by the Bain Capital Funds, which are subject to vesting over a five year period and are referred to herein as the "Time Vesting Stock"; and

  . granted options to the executives to acquire shares of Class B common stock, which were divided into five equal tranches with the exercise prices of $8.93, $10.68, $12.43, $14.18 and $15.89 per share, respectively.

   The following table summarizes the shares of capital stock purchased by, and the number of options granted to, our executive officers under the stock agreements:

                              No. of Shares Purchased
                              -----------------------
                              Class A Class B Class L                    No. of
                              Common  Common  Common  Aggregate Purchase Options
   Name                        Stock   Stock   Stock        Price        Granted
   ----                       ------- ------- ------- ------------------ -------
Allan Rosencwaig............. 993,279 671,875 110,364     $2,497,608     671,875
Anthony W. Lin (1)...........  40,588 127,656   4,510        125,611     127,656
Jon L. Opsal.................  23,427 127,656   2,603         85,183     127,656
W. Lee Smith.................  40,738 100,781   4,526        119,636     100,781
David Willenborg............. 128,299 100,781  14,255        325,890     100,781

--------

(1) Mr. Lin purchased 25,531 shares of vested Class B common stock upon his resignation from Therma-Wave. We repurchased the remainder of his unvested shares and cancelled all of his outstanding options. As of March 31, 1999, Mr. Lin also holds 40,588 and 4,510 shares of Class A common stock and Class L common stock, respectively.

   Substantially all of the purchase price for such shares was funded by cash payments received by each executive officer from Toray in satisfaction of Toray's obligations under a pre-existing equity incentive arrangement with such executive officer. See "Certain Relationships and Related Transactions-- Payments to Executive Officers."

   Set forth below is a summary of the material terms of the stock agreements:

   Exercisability and Vesting. The options granted under the stock agreements were immediately exercisable at the exercise prices listed above. The shares of Class B common stock issuable upon the exercise of such options will vest, regardless of whether the option has been exercised, on May 16, 2002 provided that the executive officer has been continuously employed by Therma-Wave during such period. The shares of Class B common stock that are issuable upon the exercise of the options are referred to herein as the "Option Shares." In addition, some or all of such shares of Class B common stock are subject to earlier vesting upon certain events, including all of such shares vesting immediately on a sale of Therma-Wave.

   Exercise Price and Form of Payment. The aggregate exercise price for all the options granted to these executives under the stock agreements is approximately $16.6 million. To date, none of the options granted under the stock agreements have been exercised. Under the stock agreements, each executive officer is entitled to pay the exercise price for his options through the issuance of a promissory note to us. Under the terms of their respective employment agreements, each of the executive officers is entitled to receive a deferred payment in an amount that is sufficient to repay the outstanding principal of such promissory note if our cumulative earnings before interest, taxes, depreciation and amortization from May 16, 1997 through May 16, 2002 is equal to or greater than $177 million. In the event an executive officer elects to pay the exercise price for his options with a promissory note, the promissory note will be full recourse and the executive's obligation will not be in any way altered if we do not achieve the operating results referred to in the preceding sentence. The promissory note will be repayable upon the earliest of:

  .  the consummation of a sale of Therma-Wave;

  . the later of (a) the fifth anniversary of its date and (b) the date which is two weeks after the effectiveness of a registration statement filed under the Securities Act as a result of the exercise of demand registration rights granted to such executive officers;

  .  the termination of the executive officer's employment with Therma-Wave;

  .  the tenth anniversary of its date; or

  . the date such executive officer violates the non-competition provision of his employment agreement.

The promissory note will bear interest at the lesser of:

  .  the applicable federal rate at such time or

  . the highest rate permitted by applicable law, and will be payable at such time as the principal under the note is due.

The executive officer will be required to immediately repay the promissory note to the extent of any net proceeds received from:

  .  any cash dividends on the Option Shares;

  .  any proceeds from the transfer of the Option Shares; and

  . any deferred payments under such executive officer's employment agreement.

   Repurchase Option. The stock agreements grant us the right to repurchase the shares of common stock held by the executive officer, including shares received upon the exercise of options, in the event that the executive officer ceases to be employed by us. The Bain Capital Funds are granted a similar right under the stock agreements in the event that we do not elect to exercise our option with respect to all of such executive's shares. Following this offering, this repurchase option will only be applicable to an executive's unvested Option Shares and unvested Time Vesting Stock at a repurchase price equal to the original cost of such shares. The repurchase option terminates upon the earlier of a sale of Therma-Wave or May 16, 2002. This repurchase option is designed to help us to retain our executive officers by conditioning their equity participation on their continued employment.

   Other Provisions. The stock agreements also:

  . restrict the transfer of the executive officers' securities, subject to limited exceptions;

  . grant each executive officer the right to participate on a pro rata basis in any sale or other transfer made by the Bain Capital Funds of their shares of common stock to an unaffiliated third party; and

  . require each executive officer to consent to a sale of Therma-Wave approved by holders representing a majority of the shares of common stock held by the Bain Capital Funds.

   The transfer restrictions referenced above terminate upon the earlier of a sale of Therma-Wave or May 16, 2002. The other provisions referenced above will terminate upon the completion of this offering.

Loans to Executive Officers

   In connection with the recapitalization, we made loans in an aggregate principal amount of $297,931.55 to certain of our executive officers in connection with their purchase of shares of capital stock under the stock agreements. These loans are secured by a pledge of the shares of common stock owned by such executive officers and bear interest at a rate equal to the applicable federal rate at the time of the recapitalization. The loans are payable upon a sale of Therma-Wave or earlier under other similar circumstances.

   In addition, we made loans in May 1997 to such executive officers to pay certain tax liabilities associated with the distribution they received from Toray. Such loans do not bear interest and mature upon the consummation of an "approved sale" of Therma-Wave, which is defined in the stock agreements to include a sale of all or substantially all of our assets determined on a consolidated basis or a sale of all of our capital stock to an independent third party or group of independent third parties, which has been approved by the holders of a majority of the shares of common stock held by the Bain Group, as defined in the stock agreements to include the Bain Capital Funds and Randolph Street Partners. Each loan must be prepaid in the event that such executive officer receives any cash dividends or distributions on the Rollover Stock or any proceeds from the transfer of the Rollover Stock. The loans are secured by a pledge of the Rollover Stock.

   The following table sets forth the amount of each of these loans to the following executive officers:

                                                               Amount of Loan
                                                             -------------------
   Name                                                      Stock Loan Tax Loan
   ----                                                      ---------- --------
   Allan Rosencwaig.........................................  $151,172  $874,000
   Anthony W. Lin...........................................  $ 28,723  $ 35,663
   Jon L. Opsal.............................................  $ 28,723  $ 20,583
   W. Lee Smith.............................................  $ 22,676  $ 35,790
   David Willenborg.........................................  $ 22,676  $112,723

   All of the foregoing loans were outstanding as of March 31, 1999, except the loans to Mr. Lin, which were repaid in August 1998 in connection with his resignation.

Advisory Agreement

   In connection with the recapitalization, we entered into an Advisory Agreement with Bain Capital, pursuant to which Bain Capital agreed to provide:

  .  general executive and management services;

  . identification, support, negotiation and analysis of acquisitions and dispositions;

  .  support, negotiation and analysis of financial alternatives;

  .  finance, marketing and human resource functions; and

  .  other services agreed upon by Therma-Wave and Bain Capital.

   In exchange for such services, Bain Capital receives:

  . an annual management fee of $1.0 million, plus reasonable out-of-pocket expenses (payable quarterly); and

  . a transaction fee in connection with the consummation of each additional acquisition by us of an additional business in an amount equal to 1% of the aggregate transaction value.

In connection with the recapitalization, Bain Capital received a transaction fee of $1.8 million. We paid fees to Bain Capital under the Advisory Agreement of $750,000 in fiscal 1998 and $1.0 million in fiscal 1999. The Advisory Agreement has an initial term of ten years, subject to automatic one-year extensions unless we or Bain Capital provides written notice of termination.

Stockholders Agreement

   In connection with the recapitalization, Therma-Wave, the Bain Capital Funds, Sutter Hill and the Existing Stockholders entered into a stockholders agreement. Bain Capital Funds and their designees that execute a counterpart to the stockholders agreement, including Randolph Street Partners, are referred to herein as the "Bain Group." The stockholders agreement:

  . requires that each of the parties thereto vote all of his voting securities and to take all other necessary or desirable actions to cause the size of the board of directors to be established at five members and to cause five designees of the Bain Capital Funds to be elected to the board of directors;

  . grants Therma-Wave and the Bain Group a right of first refusal on any proposed transfer of shares held by the Existing Stockholders;

  . grants the Existing Stockholders and Sutter Hill certain participation rights in connection with certain transfers made by the Bain Group; and

  . requires the Existing Stockholders and Sutter Hill to consent to a sale of Therma-Wave to an independent third party if such sale is approved by holders representing a majority of the shares held by the Bain Group.

   In addition, we agreed not to issue, sell or otherwise transfer for consideration to any member of the Bain Group or Sutter Hill or any affiliates thereof at any time prior to a registered initial public offering, any shares of common stock, or securities convertible into or otherwise exercisable or exchangeable for common stock or securities containing any profit participation features or options, unless each of the Existing Stockholders is given the opportunity to subscribe for and purchase their pro rata portion of such additional shares at the same price and on the same terms.

   All of the foregoing provisions of the Stockholders Agreement will terminate upon the consummation of an initial public offering registered under the Securities Act.

Interests of Certain Experts

   Randolph Street Partners purchased 84,906 shares of Class A common stock and 9,434 shares of Class L common stock in the recapitalization. In connection therewith, Randolph Street Partners entered into the stockholders agreement and is considered part of the Bain Group under the stock agreements and the registration agreement. Certain partners of Kirkland & Ellis are partners in Randolph Street Partners. Kirkland & Ellis has provided legal services to Therma-Wave and Bain Capital from time to time and expects to continue to do so in the foreseeable future.

Payments to Executive Officers

   In connection with the recapitalization, our executive officers received the following amounts of cash from Toray in satisfaction of Toray's obligations under a pre-existing equity incentive arrangement with such executive officers:

     Name                                                                Cash
     ----                                                             ----------
     Allan Rosencwaig................................................ $2,339,718
     Anthony W. Lin..................................................     95,612
     Jon L. Opsal....................................................     55,183
     W. Lee Smith....................................................     95,952
     David Willenborg................................................    302,207

Voting Agreement

   In connection with the recapitalization, Therma-Wave, the Bain Group, Sutter Hill and certain key employees of Therma-Wave, including our named executive officers, entered into a voting agreement pursuant to which each party thereto agreed to vote his or its voting securities and to take all necessary or desirable actions to cause the size of the board to be set at five directors and to cause three designees of the Bain Group and Dr. Rosencwaig, as long as he is employed by Therma-Wave, and another management employee of Therma-Wave designated by Dr. Rosencwaig to be elected to the board of directors. The voting agreement terminates by its terms upon the completion of an initial public offering and sale of common stock pursuant to an effective registration statement under the Securities Act.

Option Agreements Among Investors

   At the time of the recapitalization, the Bain Group, Sutter Hill, Antares International Partners, Inc. entered into an option agreement with each of our executive officers that participated in the recapitalization. Bain Group, Sutter Hill and Antares International Partners are referred to herein as the "Investors." Pursuant to these option agreements, the Investors granted these executive officers options to purchase an aggregate of 2,669,750 shares of the Investors' Class A common stock at an exercise price equal to $0.235 per share. Such options become exercisable upon:

  . any sale by the Investors of all or a portion of the shares of Class A common stock or Class L common stock issued to the Investors pursuant to the recapitalization, and

  .  the fifth anniversary of the date of the option agreement.

   The number of options exercisable upon an Investor sale described in the first bullet point or on the fifth anniversary of the option agreements is dependent upon the fair market value of the Investors' investment in shares of Class A common stock or Class L common stock issued pursuant to the recapitalization and the shares of common stock issued to such executive officers in the recapitalization. No options are exercisable until the fair market value of such shares is equal to or greater than $500 million.

Development License Agreement

   In 1992, we entered into a development license agreement with Toray and Shimadzu. The purpose of the development license agreement was to allow the parties to share patents and technology related to:

  .  the entire field of thermal wave technology;

  .  the field of laser technology related to thin film metrology;

  .  the field of optical processing; and

  . any other fields designated by a research and development committee to be formed by the parties, which are collectively referred to herein as the "Field of Research."

   Under the development license agreement:

  . we granted to each of Toray and Shimadzu a royalty-free, non-exclusive license to use our patents and technology related to the Field of Research for the purpose of conducting research and new product development activities in Japan; and

  . Toray and Shimadzu granted to Therma-Wave a royalty-free, non-exclusive license to use those of Toray's and Shimadzu's patents and technology determined to be useful in connection with certain development projects for the purpose of conducting research and new product development activities in the U.S. and Japan.

   The development license agreement requires the parties to take certain steps to coordinate their research and development activities. All enhancements, modifications and improvements to certain of our products existing at the time the agreement was entered into will be owned by us, regardless of which party creates such enhancements, modifications and improvements. However, to the extent any such enhancements, modifications and improvements are based upon patents and technology owned by Toray or Shimadzu, we will have to pay a development fee or royalty to those parties. New developments will be jointly owned by the party or parties who created the new development and the party or parties whose patents or technology were used in such new development. The commercialization, marketing and other use of each new development will be governed by the terms of a separate agreement to be entered into by the relevant parties on a case-by-case basis. To date, only one new development agreement has been entered into between the parties, which relates to certain film measurement equipment for a non-semiconductor application.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

Bank Credit Facility

   In connection with the recapitalization, we entered into our bank credit facility with Bankers Trust Company. We may borrow amounts under the bank credit facility to finance our working capital requirements and other general corporate purposes. All revolving loans incurred under the bank credit facility will mature on May 16, 2002. During the quarter ended June 30, 1998, we amended the bank credit facility to have our borrowing availability subject to a borrowing base formula, which provides a maximum revolving credit facility of $30.0 million, and to adjust the financial covenants requiring us to maintain minimum levels of EBITDA during each six-month period ending on the last day of each fiscal quarter and minimum levels of cumulative EBITDA from April 7, 1996 to the last day of each fiscal quarter. These amendments were effected in light of the impact of the downturn in the semiconductor industry on our operating results. Without these amendments to our bank credit facility, on June 30, 1998, we would have violated the financial test relating to the maintenance of minimum levels of EBITDA for the six-month period ending on such date. At March 31, 1999, there was $3.5 million of an outstanding letter of credit and $17.0 million of unused borrowing capacity under the amended bank credit facility.

   The bank credit facility provides that all of our indebtedness be secured by:

  . a first priority security interest in all of our receivables, contracts, contract rights, equipment, intellectual property, inventory and all other tangible and intangible assets and each of our domestic subsidiaries, subject to certain customary exceptions;

  . a pledge of all capital stock of any direct and indirect domestic subsidiaries; and

  . a pledge of 65% of the capital stock of each of our first-tier foreign subsidiaries.

   Our borrowings under the bank credit facility bear interest at a floating rate and may be maintained as base rate loans or, at our option, as eurodollar loans. Base rate loans bear interest at the base rate plus 1.75%. Eurodollar loans bear interest at the eurodollar rate applicable for one, two, three, six or twelve month periods, in each case plus 3.00%. Base rate loans, eurodollar loans and eurodollar rate are defined in the bank credit facility. The base rate equals the higher of:

  .  the applicable prime lending rate of Bankers Trust Company, and

  .  the Federal Reserve reported certificate of deposit rate plus 1%.

   Amounts borrowed under the bank credit facility may be repaid and reborrowed. We are required to pay to the lenders under the bank credit facility a commitment fee equal to .50% per annum, payable in arrears on a quarterly basis, on the average unused portion of the bank credit facility during such quarter; provided, however, that such commitment fee increases to
 .75% per annum if during any quarterly payment period the daily average outstanding borrowings were less than 1/2 of the total revolving loan commitment. We are also required to pay to the lenders a letter of credit fee with respect to each letter of credit outstanding equal to 3.00% per annum of the average daily stated amount of such letter of credit and an additional fronting fee of .25% on such average daily stated amount to the lender issuing such letter of credit, in each case payable in arrears on a quarterly basis. The agent and the lenders will receive and continue to receive such other fees as have been separately agreed upon with the agent.

   The bank credit facility requires us to meet financial tests, including, without limitation, minimum levels of EBITDA, minimum interest coverage, maximum leverage ratio and maximum amount of capital expenditures. The adjustments to the financial tests and covenants in the June 1998 amendment relate to periods prior to March 31, 2000. For periods after that time, the financial tests and covenants contained in the original agreement will apply. The bank credit facility contains covenants which limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness (including the senior notes), liens and encumbrances and other matters customarily restricted in such agreements.

   The bank credit facility contains customary events of default, including without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other indebtedness in excess of $1.5 million, certain events of bankruptcy and insolvency, judgment defaults in excess of $1.5 million that are otherwise not covered by insurance, failure of any guaranty or security document supporting the bank credit facility to be in full force and effect and change of control of Therma-Wave.

   The foregoing summary of the material provisions of the bank credit facility, as amended, is qualified in its entirety by reference to all of the provisions of the bank credit facility, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. See "Where You Can Find More Information."

Senior Notes

   The senior notes were issued pursuant to an indenture, dated as of May 15, 1997, by and between us and IBJ Schroder Bank & Trust Company, as trustee. The senior notes are limited in aggregate principal amount to $115,000,000 and will mature on May 15, 2004. Interest on the senior notes accrues at the rate of 10 5/8% per annum and is payable semiannually in cash on each May 15 and November 15, to the persons who are registered holders of the senior notes at the close of business on the May 1 and November 1, respectively, immediately preceding the applicable interest payment date. The senior notes are not entitled to the benefit of any mandatory sinking fund. The senior notes are senior unsecured obligations of Therma-Wave, ranking pari passu in right of payment with all other senior unsecured obligations of Therma-Wave.

   The senior notes are redeemable, at our option, in whole at any time or in part from time to time, on and after May 15, 2001, upon not less than 30 nor more than 60 days' notice, at the following redemption prices, expressed as percentages of the principal amount thereof, if redeemed during the twelve-month period commencing on May 15 of the year set forth below, plus, in each case, accrued interest to the date of redemption:

     Year                                                             Percentage
     ----                                                             ----------
     2001............................................................  105.313%
     2002............................................................  102.656
     2003............................................................  100.000

   At any time, or from time to time, on or prior to May 15, 2000, we may, at our option, use the net cash proceeds of one or more equity offerings to redeem up to 35% of the aggregate principal amount of senior notes originally issued at a redemption price equal to 110.625% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of such redemption; provided that at least $69.0 million aggregate principal amount of senior notes originally issued remains outstanding immediately after any such redemption.

   If we consummate an initial public offering prior to May 15, 2000 in which we receive net proceeds equal to or greater than $25.0 million, we are required to apply the net cash proceeds relating to such initial public offering to make an offer to purchase from all holders on a pro rata basis that amount of senior notes equal to the net cash proceeds from such initial public offering at a price equal to 110.625% of the aggregate principal amount of senior notes to be repurchased, plus accrued and unpaid interest thereon, if any, to the date of purchase. The aggregate amount of net cash proceeds required to be applied pursuant to this provision is reduced dollar-for-dollar:

  . to the extent such net cash proceeds are used to prepay indebtedness under our bank credit facility and effect a permanent reduction in the availability thereunder; and

  . by the aggregate amount of net cash proceeds of one or more equity offerings consummated prior to the consummation of the initial public offering to the extent used to redeem senior notes.

We are not required pursuant to this provision to redeem an aggregate principal amount of senior notes in excess of 35% of the aggregate principal amount of senior notes originally issued. We will be required to use the net proceeds of this offering to make the repurchase offer described above if we receive net proceeds in excess of $25.0 million. See "Use of Proceeds."

   The indenture provides that, upon the occurrence of a change of control, each holder will have the right to require that we purchase all or a portion of such senior notes, at a purchase price equal to 101% of the principal amount thereof plus accrued interest thereon to the date of purchase. The term "change of control" is defined under the indenture to include one or more of the following events:

  . any sale, lease, exchange or other transfer, in one transaction or a series of related transactions, of all or substantially all of our assets to any person or group of related persons, together with any affiliates thereof;

  . the approval by the holders of our capital stock of any plan or proposal for the liquidation or dissolution of Therma-Wave, whether or not otherwise in compliance with the provisions of the indenture;

  . any person or group of related person, other than the Bain Capital Funds, Sutter Hill or their respective related parties, shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by our issued and outstanding capital stock; or

  . the first day within any two-year period on which a majority of the members of the board of directors are not continuing directors.

   The following events are defined in the indenture as "events of default":

  . the failure to pay interest on any senior notes and such default continues for a period of 30 days;

  .  the failure to pay the principal on any senior notes;

  . a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days;

  . the failure to pay at final stated maturity the principal amount of any indebtedness of Therma-Wave or any restricted subsidiary of Therma-Wave and such failure continues for a period of 20 days or more, if the aggregate principal amount of such indebtedness, together with the principal amount of any other such indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $5.0 million or more at any time;

  . one or more judgments in an aggregate amount in excess of $5.0 million shall have been rendered against us or any of our significant subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable; and

  . events of bankruptcy affecting us or any of our significant subsidiaries.

   The indenture contains covenants for the benefit of the holders of the senior notes that, among other things, limit our ability and any of our restricted subsidiaries to:

  .  enter into transactions with affiliates;

  .  pay dividends or make certain other restricted payments;

  .  consummate asset sales;

  . incur indebtedness that is senior in right of payment to the senior notes;

  .  incur liens;

  . impose restrictions on the ability of a subsidiary to pay dividends or make payments to Therma-Wave and its subsidiaries;

  .  merge or consolidate with any other person; or

  . sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of Therma-Wave.

   The foregoing summary of the material provisions of the indenture is qualified in its entirety by reference to all of the provisions of the indenture, which has been filed as an exhibit to the registration statement, of which this prospectus forms a part. See "Where You Can Find More Information."

                          DESCRIPTION OF CAPITAL STOCK

General Matters

   Upon completion of this offering, the total amount of our authorized capital stock will consist of 35,000,000 shares of common stock, 1,000,000 shares of Series A convertible preferred stock and 5,000,000 shares of one or more additional series of preferred stock. As of March 31, 1999, we had outstanding 9,073,532 shares of Class A common stock, 1,118,092 shares of Class B common stock, 1,008,170 shares of Class L common stock and 748,739 shares of Series A convertible preferred stock. Prior to the completion of this offering, all of the outstanding shares of Class A common stock, Class B common stock and Class L common stock will be reclassified into a single class of common stock in the Reclassification. See "The Reclassification."

   After giving effect to this offering, we will have     shares of common
stock (     shares if the underwriters' over-allotment option is exercised in full), 748,739 shares of Series A convertible preferred stock and no other shares of any series of preferred stock outstanding. As of March 31, 1999, we had 37 stockholders of record with respect to our common stock and two stockholders of record with respect to our Series A convertible preferred stock. The following summary of certain provisions of our capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, our restated certificate of incorporation and our amended and restated by-laws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable law.

   The restated certificate and by-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of Therma-Wave unless such takeover or change in control is approved by our board of directors.

Common Stock

   The issued and outstanding shares of common stock are, and the shares of common stock to be issued by us in connection with the offering will be, validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any series of preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the board of directors may from time to time determine. See "Dividend Policy." The shares of common stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon liquidation, dissolution or winding up of Therma-Wave, the holders of common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any series of preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting. Except as otherwise required by law or the restated certificate, the holders of common stock and the holders of Series A convertible preferred stock vote together as a single class on all matters submitted to a vote of stockholders.

   The common stock has been approved for inclusion on the Nasdaq National Market under the symbol "TWAV," subject to official notice of issuance.

Series A Convertible Preferred Stock

   The Series A convertible preferred stock has a liquidation preference of $18.40 per share and is convertible into one share of common stock at the option of the holder thereof. Dividends on the Series A convertible preferred stock accrue at a rate of 6.0% per annum. The Series A convertible preferred stock has a scheduled redemption date of May 17, 2004 and is otherwise redeemable by us at any time in our sole discretion. The Series A convertible preferred stock entitles the holder thereof to one vote for each share of common stock issuable upon conversion of such Series A convertible preferred stock on all matters submitted to a vote of stockholders. All of the shares of Series A convertible preferred stock are held by Toray and Shimadzu. The terms of the Series A convertible preferred stock can not be amended, modified or waived without the prior written consent of the holders of a majority of the Preferred Stock outstanding at the time such action is taken.

   If any of the following occur:

  . any member of the Bain Group receives any proceeds in respect of common stock owned by such member in connection with any registered public offering of our shares of common stock ;

  . the Bain Group sells or transfers 25% of the common stock acquired by the Bain Group pursuant to the Recapitalization Agreement; or

  . Therma-Wave or any of its subsidiaries engages in any transaction or series of transactions which would result in the sale of all or substantially all of our assets on a consolidated basis,

then the holders of a majority of the Series A convertible preferred stock then outstanding may require us, upon written notice, to redeem all of the outstanding shares of Series A convertible preferred stock at a price of $18.40 per share (plus all accrued and unpaid dividends thereon). Any redemptions by us of the Series A convertible preferred stock for the reasons described in the bullets listed above does not extinguish our obligation to redeem shares of such stock pursuant to the preceding paragraph.

Other Preferred Stock

   Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in a series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Therma-Wave before any payment is made to the holders of shares of common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. Except for the Series A convertible preferred stock described above, there are no other shares of preferred stock outstanding, and we have no present intention to issue any additional shares of preferred stock.

Certain Provisions of the Restated Certificate of Incorporation and By-laws

   The restated certificate provides for the board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of the board will be elected each year. See "Management." Under the Delaware General Corporation Law, directors serving on a classified board can only be removed for cause. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of Therma-Wave and could increase the likelihood that incumbent directors will retain their positions.

   The restated certificate provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The restated certificate and the by-laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the board of directors or by our chief executive officer. Stockholders will not be permitted to call a special meeting or to require the board to call a special meeting.

   The by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of such stockholder's intention to bring that business before the meeting. Although the by-laws do not give the board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of Therma-Wave.

   The restated certificate and by-laws provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal certain of their provisions, unless such amendment or change has been approved by a majority of the directors not affiliated or associated with any person or entity holding 20% or more of the voting power of our outstanding capital stock, other than the Bain Capital Funds. This requirement of a super-majority vote to approve amendments to the restated certificate and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Certain Provisions of Delaware Law

   Following the consummation of this offering, we will be subject to the "Business Combination" provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless:

  . the transaction is approved by the board of directors prior to the date the "interested stockholder" obtained such status;

  . upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder," owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder."

   A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns 15% or more of a corporation's voting stock or within three years did own 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to Therma-Wave and, accordingly, may discourage attempts to acquire Therma-Wave.

Limitations on Liability and Indemnification of Officers and Directors

   The restated certificate limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, the restated certificate provides that we will indemnify our directors and officers to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of the offering and expect to enter into a similar agreement with any new directors or executive officers.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is BankBoston, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there was no market for our common stock. We can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices.

Sale of Restricted Shares

   Upon completion of this offering, we will have     shares of common stock
outstanding. In addition,     shares of common stock are issuable upon the
exercise of outstanding stock options. Of the shares outstanding after the
offering,     shares of common stock, or     shares if the underwriters' over-
allotment is exercised in full, are freely tradeable without restriction under the Securities Act, except for any such shares which may be held or acquired by an "affiliate" of Therma-Wave, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. An aggregate of shares of common stock held by our existing stockholders upon completion of the offering will be "restricted securities," as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including among others, the exemptions provided by Rule 144 under the Securities Act.

   In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, if a period of at least one year has elapsed since the later of the date the "restricted securities" were acquired from us or the date they were acquired from an affiliate, then the holder of such restricted securities, including an affiliate, is entitled to sell in the public market a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the common stock or the average weekly reported volume of trading of the common stock on the Nasdaq National Market during the four calendar weeks preceding such sale. The holder may only sell such shares through "brokers' transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144. Sales under Rule 144 are also subject to certain requirements regarding providing notice of such sales and the availability of current public information concerning us. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other requirements but without regard to the one-year holding period.

   Under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from us or the date they were acquired from an Affiliate, as applicable, a holder of such restricted securities who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares in the public market without regard to the volume limitations and other restrictions described above. Beginning 90 days after the date of this
prospectus, approximately     shares of common stock will be eligible for sale
in the public market pursuant to Rule 144(k).

   Securities issued in reliance on Rule 701, such as shares of common stock acquired upon exercise of certain options granted under Therma-Wave stock plans, are also restricted and, beginning 90 days after the effective date of this prospectus, may be sold by stockholders other than affiliates of Therma-Wave subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Options

   We intend to file registration statements on Form S-8 under the Securities
Act to register approximately     shares of common stock issuable under our
stock plans. These registration statements are expected to be filed within six months of the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to Affiliates and the lock-up agreements described below.

Lock-Up Agreements

   Notwithstanding the foregoing, Therma-Wave, our executive officers, directors and substantially all of our existing stockholders and certain of our optionholders have agreed not to offer, sell, contract to sell or otherwise dispose of any common stock for a period of 180 days after the date of this prospectus without the prior written consent of Banc of America Securities LLC, except, in the case of Therma-Wave, for the shares of common stock to be issued in connection with the offering or pursuant to employee benefit plans existing on the date of this prospectus or upon the conversion of the Preferred Stock, sales or dispositions to Therma-Wave, certain permitted transfers to related parties that agree to be bound by the foregoing restrictions and certain permitted sales of shares acquired in the open market following the completion of the offering.

Registration Agreement

   Pursuant to the recapitalization, Therma-Wave, the Bain Group, Sutter Hill, the Existing Stockholders and our executive officers that participated in the recapitalization entered into a registration agreement. Under the registration agreement, the holders of a majority of the registerable securities owned by the Bain Group have the right at any time, subject to certain conditions, to require us to register any or all of their shares of common stock under the Securities Act on Form S-1, a "Long-Form Registration," on three occasions at our expense or on Form S-2 or Form S-3, a "Short-Form Registration," on six occasions at our expense. In addition, at any time after a Public Offering, the holders of a majority of the registrable securities owned by the Existing Stockholders have the right, subject to certain conditions, to require either a Long-Form Registration or a Short-Form Registration on one occasion at our expense. Further, at any time after the later of the fifth anniversary of the closing of the recapitalization and 180 days after a public offering, the executive officers have the right, subject to certain conditions, to require either a Long-Form Registration or a Short-Form Registration, at our expense, with respect to a number of shares of common stock the proceeds of which, subject to certain limitations, would be sufficient to pay taxes incurred by them upon receipt of the deferred bonuses under their employment contracts. See "Management--Employment Agreements." We are not required, however, to effect any such Long-Form Registration or Short-Form Registration within six months after the effective date of a prior demand registration and may postpone the filing of such registration for up to six months if we believe that such a registration would reasonably be expected to have an adverse effect on any proposal or plan by us or any of our subsidiaries to engage in an acquisition, merger or similar transaction.

   In addition, all holders of registerable securities are entitled to request the inclusion of any shares of common stock subject to the registration agreement in any registration statement at our expense whenever we propose to register any of our securities under the Securities Act. Such right to request inclusion of shares is not permitted:

  . in connection with a public offering, unless any holders of registrable securities are permitted to participate in the public offering;

  .  pursuant to a demand registration; or

  .  pursuant to a registration on Form S-4 or S-8.

In connection with all such registrations, we have agreed to indemnify all holders of registerable securities against certain liabilities, including liabilities under the Securities Act. In addition, all the parties to the registration agreement have agreed not to make any public sales of their registerable securities for a period beginning seven days prior to the effective date of any registration statement and continuing for a period of
180 days thereafter, other than registerable securities included in such registration statement. Beginning 180 days after the completion of the
offering, the holders of an aggregate of     shares of common stock will have
certain rights to require us to register their shares of common stock under the Securities Act at our expense.

                                  UNDERWRITING

   Therma-Wave is offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC and Lehman Brothers Inc. are the representatives of the underwriters. Therma-Wave has entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, Therma-Wave has agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, the number of shares of common stock listed next to its name in the following table.

                                                                       Number of
     Underwriter                                                        Shares
     -----------                                                       ---------
     Banc of America Securities LLC...................................
     Lehman Brothers Inc. ............................................
                                                                          ---
       Total..........................................................
                                                                          ===

   Shares sold by the underwriters to the public will initially be offered on the terms set forth on the cover page of this prospectus. The underwriters may
allow to selected dealers a concession of not more than $    per share, and the
underwriters may also allow, and any other dealers may reallow, a concession of
not more than $    per share to certain other dealers. If all the shares are
not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The common stock is offered subject to receipt and acceptance by the underwriters and certain other conditions, including the right to reject orders in whole or in part.

   If the underwriters sell more shares than the total number set forth in the
table above, they have an option to buy up to a maximum of     additional
shares from Therma-Wave to cover such sales. The underwriters have 30 days to exercise this option. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. If purchased, the underwriters will
offer such additional shares on the same terms as those on which the     shares
are being offered. The following table sets forth the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                       No Exercise Full Exercise
                                                       ----------- -------------
     Per share........................................    $            $
                                                          ----         ----
     Total............................................    $            $
                                                          ====         ====

   Therma-Wave, our executive officers, directors and substantially all of our existing stockholders as well as certain holders of options to purchase common stock have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus without the prior written consent of Banc of America Securities LLC. At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or any portion of the securities from these lock-up agreements.

   The underwriting agreement provides that Therma-Wave will indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the underwriters may be required to make in respect thereof.

   At our request, the underwriters have reserved up to     shares of common
stock offered by this prospectus for sale at the initial public offering price to certain eligible employees and persons having business relationships with us. The number of shares of common stock available to the general public will be reduced to the extent that these persons purchase the reserved shares. Any reserved shares of common stock that are not so purchased by such employees at the closing of the initial public offering, will be offered by the underwriters to the general public on the same terms as the other shares in the initial public offering.

   In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include:

  .  short sales

  .  stabilizing transactions

  .  purchases to cover positions created by short sales

   Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

   The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

   The underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the common stock, including:

  .  over-allotment

  .  stabilization

  .  syndicate covering transactions

  .  imposition of penalty bids

   As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

   The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by this prospectus.

   Prior to this offering, there has been no public market for the common stock of Therma-Wave. The initial public offering price will be negotiated among Therma-Wave and the underwriters. Among the factors to be considered in such negotiations are:

  . the history of, and prospects for, Therma-Wave and the industry in which it competes

  .  the past and present financial performance of Therma-Wave

  .  an assessment of Therma-Wave's management

  .  the present state of Therma-Wave's development

  .  the prospects for Therma-Wave's future earnings

  . the prevailing market conditions of the applicable U.S. securities market at the time of this offering

  . market valuations of publicly traded companies that Therma-Wave and the representatives believe to be comparable to Therma-Wave

  .  other factors deemed relevant

   The total expenses related to this initial public offering of our common
stock are estimated to be $   .

                                    EXPERTS

   The consolidated financial statements as of March 31, 1999 and for the year ended March 31, 1999 appearing in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at March 31, 1998, and for each of the two fiscal years in the period ended March 31, 1998, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for Therma-Wave by Kirkland & Ellis (a partnership that includes professional corporations), Chicago, Illinois. Certain partners of Kirkland & Ellis are partners in Randolph Street Partners, which owns 84,906 shares of Class A common stock and 9,434 shares of Class L common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Ropes & Gray, Boston, Massachusetts. Kirkland & Ellis and Ropes & Gray have, from time to time, represented, and may continue to represent, certain of the underwriters in connection with various legal matters and the Bain Capital Funds and certain of their affiliates (including Therma-Wave) in connection with certain legal matters.

                       CHANGE IN INDEPENDENT ACCOUNTANTS

   Effective July 16, 1998, we dismissed Ernst & Young LLP as our independent accountants. Concurrent with such dismissal, we engaged PricewaterhouseCoopers LLP as our independent accountants. The decision to dismiss Ernst & Young LLP as our independent accountants was approved by Therma-Wave's board of directors.

   The reports of Ernst & Young LLP on our consolidated financial statements for each of the two fiscal years in the period ended March 31, 1998 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

   In connection with the audits of our consolidated financial statements for each of the two fiscal years in the period ended March 31, 1998, and through July 16, 1998, there were no disagreements between us and Ernst & Young LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Ernst & Young LLP, would have caused them to make reference to the matter in their reports.

                      WHERE YOU CAN FIND MORE INFORMATION

   We are currently subject to the informational requirements of the Exchange Act, and in accordance therewith we are required to file periodic reports and other information with the SEC. The reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC as described below.

   We have filed with the SEC a registration statement on Form S-1 (the "Registration Statement," which term shall encompass all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, with respect to the shares of common stock offered hereby. This prospectus, which constitutes part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

   The Registration Statement, including the exhibits thereto, can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 (telephone number: 1-800-SEC-0330), at the Regional Offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of such site is http://www.sec.gov.

   We intend to furnish our stockholders with annual reports containing financial statements audited by an independent accounting firm, and to make available quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

Therma-Wave, Inc. Audited Consolidated Financial Statements

  Report of Independent Accountants........................................ F-2

  Report of Ernst & Young, LLP, Independent Auditors....................... F-3

  Consolidated Balance Sheets as of March 31, 1998 and 1999................ F-4

  Consolidated Statements of Operations for the years ended March 31, 1997,
   1998 and 1999........................................................... F-5

  Consolidated Statements of Mandatorily Redeemable Convertible Preferred
   Stock and Stockholders' Equity (Net Capital Deficiency) for the years ended March 31, 1997, 1998 and 1999..................................... F-6

  Consolidated Statements of Cash Flows for the years ended March 31, 1997,
   1998 and 1999........................................................... F-7

  Notes to Consolidated Financial Statements............................... F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors and Stockholders of
Therma-Wave, Inc.

   In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of mandatorily redeemable convertible preferred stock and stockholders' equity (net capital deficiency) and of cash flows present fairly, in all material respects, the financial position of Therma-Wave, Inc. and its subsidiaries at March 31, 1999, and the results of their operations and their cash flows for the year then ended March 31, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
San Jose, California
April 27, 1999

               REPORT OF ERNST & YOUNG, LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Therma-Wave, Inc.

   We have audited the accompanying consolidated balance sheet of Therma-Wave, Inc. as of March 31, 1998, and the related consolidated statements of operations, mandatorily redeemable convertible preferred stock and stockholders' equity (net capital deficiency), and cash flows for each of the two years in the period ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Therma-Wave, Inc. at March 31, 1998 and the consolidated results of its operations and its cash flows for each of the two years in the period ended March 31, 1998, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

San Jose, California
May 1, 1998

                               THERMA-WAVE, INC.

                          CONSOLIDATED BALANCE SHEETS
               (in thousands, except share and per share amounts)

                                                                     Pro Forma
                                                                   Stockholders'
                                                                      Equity
                                                                   (Net Capital
                                                  March 31,         Deficiency)
                                              -------------------  at March 31,
                                                1998      1999         1999
                                              --------  ---------  -------------
                                                                    (Unaudited)
ASSETS
Current assets:
 Cash and cash equivalents..................  $ 20,422  $  20,245
 Accounts receivable, net of allowance for
  doubtful accounts of $3,016 and $1,911 at
  March 31, 1998 and 1999, respectively.....    22,098     12,180
 Inventory..................................    21,292     15,369
 Deferred income taxes......................     7,693      2,254
 Other current assets.......................       245      7,505
                                              --------  ---------
  Total current assets......................    71,750     57,553
 Property and equipment, net................     6,241      4,513
 Deferred financing costs, net..............     9,956      8,349
 Other assets...............................     1,815      1,937
                                              --------  ---------
  Total assets..............................  $ 89,762  $  72,352
                                              ========  =========
LIABILITIES, MANDATORILY REDEEMABLE
 CONVERTIBLE PREFERRED STOCK AND
 STOCKHOLDERS' EQUITY (NET CAPITAL
 DEFICIENCY)
Current liabilities:
 Accounts payable...........................  $  4,019  $   4,034
 Accrued liabilities........................    22,198     20,495
 Deferred revenue ..........................     2,111      1,556
 Capital lease obligations, current
  portion...................................        74         74
                                              --------  ---------
  Total current liabilities.................    28,402     26,159
Long term debt..............................   115,000    115,000
Capital lease obligations, long-term
 portion....................................       315        201
Deferred income taxes.......................     1,716      2,254
Deferred rent and other.....................       804        362

Commitments and contingencies (Note 7)

Mandatorily redeemable convertible preferred
 stock, $.01 par value; 1,000,000 shares
 authorized; 748,739 shares issued and
 outstanding at March 31, 1998 and 1999
 (aggregate liquidation preference of
 $15,347)...................................    14,515     15,347

Stockholders' equity (net capital
 deficiency)
 Common stock, no shares issued and
  outstanding at March 31, 1998 and 1999;
  $.01 par value, 35,000,000 shares
  authorized,     shares issued or
  outstanding at March 31, 1999 on a pro
  forma basis (unaudited)...................       --         --
 Class A common stock, $.01 par value;
  20,000,000 shares authorized;
  9,073,532 shares issued and outstanding at
  March 31, 1998 and 1999, and    shares
  issued and outstanding at March 31, 1999
  on a pro forma basis (unaudited)..........        91         91
 Class B common stock, $.01 par value;
  4,000,000 shares authorized; 1,289,785 and
  1,118,092 shares issued and outstanding at
  March 31, 1998 and 1999, respectively; no
  shares authorized, issued or outstanding
  at March 31, 1999 on a pro forma basis
  (unaudited)...............................        13         11
 Class L common stock, $.01 par value;
  2,000,000 shares authorized;
  1,008,170 shares issued and outstanding at
  March 31, 1998 and 1999; no shares
  authorized, issued or outstanding at March
  31, 1999 on a pro forma basis
  (unaudited)...............................        10         10
 Additional paid-in capital.................    20,625     19,754
 Accumulated deficit........................   (89,686)  (105,416)   $(105,416)
 Notes receivable from stockholders.........      (288)      (241)        (241)
 Accumulated other comprehensive loss.......    (1,755)    (1,180)      (1,180)
                                              --------  ---------    ---------
  Total stockholders' equity (net capital
  deficiency)...............................   (70,990)   (86,971)
                                              --------  ---------    =========
  Total liabilities and stockholders' equity
  (net capital deficiency)..................  $ 89,762  $  72,352
                                              ========  =========

          See accompanying notes to consolidated financial statements.

                               THERMA-WAVE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                   Fiscal Year Ended March
                                                             31,
                                                  ----------------------------
                                                    1997      1998      1999
                                                  --------  --------  --------
Net revenues....................................  $109,493  $115,459  $ 66,207
Cost of revenues................................    49,795    55,683    36,827
                                                  --------  --------  --------
Gross margin....................................    59,698    59,776    29,380
Operating expenses:
  Research and development......................    13,050    19,057    15,130
  Selling, general and administrative...........    22,004    24,589    17,870
  Amortization of goodwill and purchased
   intangibles..................................     1,275       --        --
  Recapitalization and other non-recurring
   expenses.....................................       --      4,188       --
  Expenses relating to operating cost
   improvements.................................       --        --      1,057
                                                  --------  --------  --------
Total operating expenses........................    36,329    47,834    34,057
                                                  --------  --------  --------
Operating income (loss).........................    23,369    11,942    (4,677)
Other (income) expense:
  Interest expense..............................     1,621    12,930    14,060
  Interest income...............................      (346)     (753)     (651)
  Other (income) expense........................       (14)      194        (6)
                                                  --------  --------  --------
                                                    (1,261)  (12,371)  (13,403)
                                                  --------  --------  --------
Income (loss) before provision for income
 taxes..........................................    22,108      (429)  (18,080)
Provision (benefit) for income taxes............     9,007       604    (2,350)
                                                  --------  --------  --------
Net income (loss)...............................  $ 13,101    (1,033)  (15,730)
                                                  ========
Preferred stock dividends.......................                 738       832
                                                            --------  --------
Net loss attributable to common stockholders....            $ (1,771) $(16,562)
                                                            ========  ========
Net income (loss) per share:
  Basic.........................................  $   0.29  $  (0.27) $  (1.86)
  Diluted.......................................  $   0.29  $  (0.27) $  (1.86)
Weighted average number of shares outstanding:
  Basic.........................................    45,515    13,540     9,397
  Diluted.......................................    45,515    13,540     9,397
Pro forma basic and diluted net loss per share
 (unaudited)....................................                      $
Weighted average number of shares outstanding in
 pro forma basic and diluted net loss per share
 calculation (unaudited)........................

          See accompanying notes to consolidated financial statements.

                               THERMA-WAVE, INC.

CONSOLIDATED STATEMENTS OF MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
                 STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                       (in thousands, except share data)

                                                              Class A          Class B            Class L
                   Preferred Stock      Common Stock        Common Stock     Common Stock       Common Stock   Additional
                   ----------------  -------------------  ---------------- -----------------  ----------------  Paid-In
                   Shares   Amount     Shares     Amount   Shares   Amount  Shares    Amount   Shares   Amount  Capital
                   -------  -------  -----------  ------  --------- ------ ---------  ------  --------- ------ ----------
Balance at March
31, 1996.........      --   $   --    45,515,339  $  45         --  $ --         --   $ --          --  $ --    $ 60,465
Net income.......      --       --           --     --          --    --         --     --          --    --         --
Currency
translation
adjustments......      --       --           --     --          --    --         --     --          --    --         --
 Comprehensive
 income..........
Repayment of
notes receivable
from
shareholders.....      --       --           --     --          --    --         --     --          --    --         --
                   -------  -------  -----------  -----   --------- -----  ---------  -----   --------- -----   --------
Balance at March
31, 1997.........      --       --    45,515,339     45         --    --         --     --          --    --      60,465
Net loss.........      --       --           --     --          --    --         --     --          --    --         --
Currency
translation
adjustments......      --       --           --     --          --    --         --     --          --    --         --
 Comprehensive
 loss............
Recapitalization
Transactions:....      --       --     8,614,997      9         --    --         --     --          --    --      17,102
Conversion of
outstanding
Common Stock into
shares of Class A
and Class L
Common Stock.....      --       --    (8,614,997)    (9)  7,264,236    73        --     --      807,138     8        (72)
Conversion of
outstanding
common stock into
shares of
Preferred Stock,
Class A and Class
L Common Stock...  750,000   13,800   (6,101,252)    (6)    509,433     5        --     --       56,604     1     (8,100)
Redemption of
Common Stock.....      --       --   (39,414,087)   (39)        --    --         --     --          --    --     (52,835)
Issuances of
Class A, B and L
Common Stock.....      --       --           --     --    1,290,010    13  1,334,875     13     143,333     1      3,328
Conversion of
Preferred Stock
into Class A
Common Stock.....   (1,261)     (23)         --     --        9,853   --         --     --        1,095   --          23
Recapitalization
related expenses
paid by Toray and
Shimadzu.........      --       --           --     --          --    --         --     --          --    --       2,888
Forgiveness of
receivable from
Toray and
Shimadzu.........      --       --           --     --          --    --         --     --          --    --      (1,425)
Preferred stock
dividends........      --       738          --     --          --    --         --     --          --    --        (738)
Repurchased
shares...........      --       --           --     --          --    --     (45,090)   --          --    --         (11)
                   -------  -------  -----------  -----   --------- -----  ---------  -----   --------- -----   --------
Balance at March
31, 1998.........  748,739   14,515          --     --    9,073,532    91  1,289,785     13   1,008,170    10     20,625
Net loss.........      --       --           --     --          --    --         --     --          --    --         --
Currency
translation
adjustments......      --       --           --     --          --    --         --     --          --    --         --
 Comprehensive
 loss............
Preferred stock
dividends........      --       832          --     --          --    --         --     --          --    --        (832)
Repurchased
shares...........      --       --           --     --          --    --    (171,693)    (2)        --    --         (39)
                   -------  -------  -----------  -----   --------- -----  ---------  -----   --------- -----   --------
Balance at March
31, 1999.........  748,739  $15,347          --   $ --    9,073,532 $  91  1,118,092  $  11   1,008,170 $  10   $ 19,754
                   =======  =======  ===========  =====   ========= =====  =========  =====   ========= =====   ========
                                            Accumu-
                                             lated
                                             Other
                                  Notes     Compre-            Compre-
                                Receivable  hensive            hensive
                   Accumulated     from     Income              Income
                     Deficit   Stockholders (Loss)    Total     (Loss)
                   ----------- ------------ -------- --------- ---------
Balance at March
31, 1996.........   $ (52,028)    $(524)    $(1,055) $  6,903
Net income.......      13,101       --          --     13,101  $ 13,101
Currency
translation
adjustments......         --        --         (383)     (383)     (383)
                                                               ---------
 Comprehensive
 income..........                                              $ 12,718
                                                               =========
Repayment of
notes receivable
from
shareholders.....         --        524         --        524
                   ----------- ------------ -------- ---------
Balance at March
31, 1997.........     (38,927)      --       (1,438)   20,145
Net loss.........      (1,033)      --          --     (1,033) $ (1,033)
Currency
translation
adjustments......         --        --         (317)     (317)     (317)
                                                               ---------
 Comprehensive
 loss............                                              $ (1,350)
                                                               =========
Recapitalization
Transactions:....         --        --          --     17,111
Conversion of
outstanding
Common Stock into
shares of Class A
and Class L
Common Stock.....         --        --          --        --
Conversion of
outstanding
common stock into
shares of
Preferred Stock,
Class A and Class
L Common Stock...      (5,700)      --          --    (13,800)
Redemption of
Common Stock.....     (44,026)      --          --    (96,900)
Issuances of
Class A, B and L
Common Stock.....         --       (299)        --      3,056
Conversion of
Preferred Stock
into Class A
Common Stock.....         --        --          --         23
Recapitalization
related expenses
paid by Toray and
Shimadzu.........         --        --          --      2,888
Forgiveness of
receivable from
Toray and
Shimadzu.........         --        --          --     (1,425)
Preferred stock
dividends........         --        --          --       (738)
Repurchased
shares...........         --         11         --        --
                   ----------- ------------ -------- ---------
Balance at March
31, 1998.........     (89,686)     (288)     (1,755)  (70,990)
Net loss.........     (15,730)      --          --    (15,730) $(15,730)
Currency
translation
adjustments......         --        --          575       575       575
                                                               ---------
 Comprehensive
 loss............                                              $(15,155)
                                                               =========
Preferred stock
dividends........         --        --          --       (832)
Repurchased
shares...........         --         47         --          6
                   ----------- ------------ -------- ---------
Balance at March
31, 1999.........   $(105,416)    $(241)    $(1,180) $(86,971)
                   =========== ============ ======== =========

         See accompanying notes to consolidated financial statements.

                               THERMA-WAVE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                     Year Ended March 31,
                                                   ---------------------------
                                                    1997      1998      1999
                                                   -------  --------  --------
Operating activities:
 Net income (loss)...............................  $13,101  $ (1,033) $(15,730)
Adjustments to reconcile net income (loss) to net
 cash provided by operating activities:
  Depreciation...................................    1,382     2,102     2,590
  Amortization...................................    2,362     1,493     2,004
  Amortization of deferred financing costs.......      --      1,385     1,607
  Deferred income taxes..........................   (2,214)   (2,106)    5,977
  Noncash recapitalization and related expenses..      --      3,888       --
  Loss on disposal of property, plant and
   equipment.....................................      --        400       --
  Changes in assets and liabilities:
   Accounts receivable...........................   (1,277)   (1,991)    9,918
   Inventories...................................   (5,006)   (4,956)    4,310
   Other assets..................................      (44)       78    (4,136)
   Accounts payable..............................      732       (57)       15
   Accrued and other liabilities.................    2,572     8,497    (5,368)
   Other long-term liabilities...................      252       413      (442)
                                                   -------  --------  --------
    Net cash provided by operating activities....   11,860     8,113       745
                                                   -------  --------  --------
Investing activities:
  Purchases of property and equipment............   (1,091)   (2,900)     (862)
  Other..........................................     (484)      --       (527)
                                                   -------  --------  --------
    Net cash used in investing activities........   (1,575)   (2,900)   (1,389)
                                                   -------  --------  --------
Financing activities:
  Issuance of Senior Notes.......................      --    115,000       --
  Proceeds from notes payable....................      250       --        --
  Repayment of notes payable.....................   (1,435)  (26,934)      --
  Principal payments under capital lease
   obligations...................................     (190)     (128)     (114)
  Redemption of common stock.....................      --    (96,900)      --
  Proceeds from issuance of common stock.........      --     20,169       --
  Deferred financing costs.......................      --    (11,341)      --
  Other..........................................      141    (1,398)      581
                                                   -------  --------  --------
    Net cash (used in) provided by financing
     activities..................................   (1,234)   (1,532)      467
                                                   -------  --------  --------
Net (decrease)/increase in cash and cash
 equivalents.....................................    9,051     3,681      (177)
Cash and cash equivalents at beginning of
 period..........................................    7,690    16,741    20,422
                                                   -------  --------  --------
Cash and cash equivalents at end of period.......  $16,741  $ 20,422  $ 20,245
                                                   =======  ========  ========
Supplementary disclosures:
  Cash paid for interest.........................  $ 2,059  $  6,323  $ 12,469
                                                   =======  ========  ========
  Cash paid for income taxes.....................  $10,661  $  2,764  $    293
                                                   =======  ========  ========

           See accompanying notes to consolidated financial statements.

                               THERMA-WAVE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Description of Business

   Therma-Wave, Inc. (the "Company") was incorporated in California on March 11, 1986 and reincorporated in Delaware on October 16, 1990 and subsequently amended its certificate of incorporation on May 16, 1997. The Company develops, manufactures, and markets process control metrology systems for use in the manufacture of semiconductors. These systems are based on the Company's proprietary thermal wave and optical technologies. The Company markets and sells its products worldwide to major semiconductor manufacturers.

 Basis of Presentation

   The Company's fiscal year is a 52 to 53-week year ending on the Sunday on or following March 31 of each year. Fiscal years 1997, 1998 and 1999 ended on April 6, 1997, April 5, 1998 and April 4, 1999, respectively. For convenience, the accompanying financial statements have been presented as ending on the last day of the nearest calendar month.

   Certain items previously reported in specific financial statement captions have been reclassified to conform with the March 31, 1999 presentation.

 Principles of Consolidation

   The accompanying consolidated financial statements include the accounts of Therma-Wave, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and balances are eliminated in consolidation.

 Recapitalization

   In December 1996, the Board of Directors approved the Recapitalization Agreement (the "Recapitalization Agreement"). Pursuant to the Recapitalization Agreement, which closed on May 16, 1997, the Company: (i) redeemed from Toray Industries, Inc., ("Toray") and Shimadzu Corporation ("Shimadzu") approximately 86.6% of its outstanding capital stock for $96.9 million; (ii) converted its remaining outstanding capital stock of 6.1 million shares to newly issued shares of preferred stock and common stock; (iii) repaid substantially all of its outstanding borrowings of approximately $26.9 million; (iv) canceled its receivable from Toray and Shimadzu of $1.4 million which was recorded as a reduction of additional paid-in capital; and (v) paid the estimated fees and expenses of approximately $11.3 million related to the Recapitalization. In order to finance the transactions effected by the Recapitalization Agreement, the Company: (i) issued $115.0 million in aggregate principal amount of senior notes in a private debt offering; (ii) received an equity contribution of approximately $20.0 million in cash from an investor group, including investment funds associated with Bain Capital, Inc. ("Bain"), and members of the Company's senior management team; and (iii) converted equity securities of Toray and Shimadzu having a value of $15.0 million into newly issued shares of preferred stock and common stock.

 Revenue Recognition

   Revenue from system sales and spare parts is generally recognized at the time of shipment. Revenue on service contracts is deferred and recognized on a straight-line basis over the period of the contract. Estimated contractual warranty obligations are recorded when related sales are recognized.

                               THERMA-WAVE, INC.

 Concentration of Credit Risk/Major Customers

   The Company sells its products to major semiconductor manufacturing companies throughout the world. The Company performs continuing credit evaluations of its customers and, generally, does not require collateral. Letters of credit may be required from its customers in certain circumstances.

   Sales to customers representing 10% or more of net revenues were as follows:

                                                                    Year Ended
                                                                    March 31,
                                                                  ----------------
   Customer                                                       1997  1998  1999
   --------                                                       ----  ----  ----
   A.............................................................  13%   23%   23%
   B.............................................................  10%   --    --
   C.............................................................  --    --    18%

   Certain of the components and subassemblies included in the Company's systems are obtained from a single source or a limited group of suppliers. Although the Company seeks to reduce dependence on those sole and limited source suppliers, the partial or complete loss of certain of these sources could have at least a temporary adverse effect on the Company's results of operations and damage customer relationships. Further, a significant increase in the price of one or more of these components could adversely affect the Company's results of operations.

   Accounts receivable from three customers accounted for approximately 31%, 10% and 9% of total accounts receivable at March 31, 1998. Accounts receivable from three customers accounted for approximately 26%, 12% and 11% of total accounts receivable at March 31, 1999.

 Risks and Uncertainties

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates, and such differences could affect the results of operations reported in future periods.

 Foreign Currency Translations and Transactions

   The Company has determined that the functional currency of its foreign operations is the local foreign currency. The accumulated effects of foreign translation rate changes related to net assets located outside the United States are included as a component of stockholders' equity (net capital deficiency). Foreign currency transaction gains (losses) are included in other income and expense in the accompanying consolidated statements of operations and amounted to $74,000, $(275,000) and $(23,000) for the years ended
March 31, 1997, 1998 and 1999.

 Cash and Cash Equivalents

   The Company maintains its cash and cash equivalents in depository accounts, money market accounts and certificates of deposit with several financial institutions. The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

 Inventories

   Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

                               THERMA-WAVE, INC.

 Property and Equipment

   Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided on the straight-line basis over the estimated useful lives of the respective assets, generally three to five years. Leasehold improvements and assets recorded under capital leases are amortized on the straight-line basis over the shorter of the assets' useful lives or lease terms. Depreciation and amortization expense for fiscal years 1997, 1998 and 1999 are $1,382,000, $2,102,000, and $2,590,000,
respectively.

 Long-lived Assets

   The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. No such impairment losses have been identified by the Company.

 Deferred Financing Costs

   Deferred financing costs represent the costs incurred in connection with the issuance of the Senior Notes. These amounts are stated net of accumulated amortization and amortized on the straight-line basis over the term of the related notes.

 Research and Development Expenses

   Expenditures for research and development are expensed as incurred.

 Stock-Based Compensation

   In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25 and has adopted the "disclosure only" alternative described in SFAS No. 123.

 Income Taxes

   The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

 Unaudited Pro Forma Stockholders' Equity (Net Capital Deficiency)

   Prior to the closing of the Company's initial public offering, each outstanding share of Class L common stock (the "Class L Stock") will be reclassified into one share of Class A common stock (the "Class A Stock") plus an additional number of shares of Class A Stock (determined by dividing the preference amount for such share by the assumed initial public offering price
of $    per share) and each share of Class B common stock (the "Class B Stock")
will be reclassified into one share of Class A Stock. In addition, the Company will file a Restated Certificate of Incorporation which will authorize 35,000,000 shares of Common Stock.

                               THERMA-WAVE, INC.

 Net Income (Loss) Per Share and Unaudited Pro Forma Net Loss Per Share

   The Company had adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS No. 128 requires the Company to report both basic net income (loss) per share, which is based on the weighted-average number of common shares outstanding excluding contingently issuable or returnable shares such as unvested Class B Stock or shares that contingently convert into Common Stock upon certain events, and diluted net income (loss) per share, which is based on the weighted average number of common shares outstanding and dilutive potential common shares outstanding. Class A Stock, Class B Stock and Class L Stock share ratably in the net income (loss) remaining after giving effect to the 12% yield on Class L Stock. Net loss for the years ended March 31, 1998 and 1999 used in the net loss per share calculation represents the loss attributable to the weighted average number of shares of Class A Stock, Class B Stock and Common Stock outstanding after giving effect to the 12% yield on Class L Stock. As a result of the losses incurred by the Company during fiscal years 1998 and 1999, all potential common shares were anti-dilutive and excluded from the diluted net income (loss) per share calculation.

   Unaudited pro forma basic and diluted net loss per share for the year ended March 31, 1999 have been calculated based on net loss applicable to all classes of Common Stock and assuming the reclassification of the Company's Class B and L Stock prior to the completion of this offering, as if such reclassification had occurred at the beginning of the period, or the issuance of the stock, if later. Each share of Class L Stock will be reclassified into one share of Class A Stock plus an additional number of shares of Class A Stock (determined by dividing the preference amount for such share by the
assumed initial public offering price of $    per share). Each share of Class
B Stock will then be reclassified into one share of Class A Stock.

 Advertising Costs

   The Company expenses advertising and promotional costs, which are not material, as they are incurred.

 Recently Issued Accounting Standards

   In June 1998, the FASB issued Statement on Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes a new model for accounting for derivatives and hedging activities and supercedes and amends a number of existing accounting standards. SFAS No. 133 requires that all derivatives be recognized in the balance sheet at their fair market value, and the corresponding derivative gains or losses be either reported in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect to such derivative. The Company currently does not hold any derivative instruments that will be affected by the adoption of SFAS No. 133.

                               THERMA-WAVE, INC.

2. BALANCE SHEET COMPONENTS

                                                             March 31,
                                                         ------------------
                                                           1998      1999
                                                         --------  --------
                                                            (in thousands)
Inventory:
 Purchased materials.................................... $  9,958  $  6,678
 Systems in process.....................................    7,146     5,302
 Finished systems.......................................    4,188     3,389
                                                         --------  --------
                                                         $ 21,292  $ 15,369
                                                         ========  ========
Property and equipment:
 Laboratory and test equipment.......................... $  3,786  $  4,096
 Office furniture and equipment.........................    5,423     5,766
 Machinery and equipment................................    1,766     1,816
 Leasehold improvements.................................    3,145     3,154
                                                         --------  --------
                                                           14,120    14,832
 Accumulated depreciation and amortization..............   (7,879)  (10,319)
                                                         --------  --------
                                                         $  6,241  $  4,513
                                                         ========  ========
Accrued liabilities:
 Interest payable....................................... $  5,074  $  4,932
 Accrued compensation and related expenses..............    4,051     2,313
 Accrued warranty costs.................................    6,671     4,733
 Commissions payable....................................    1,389     1,311
 Other accrued liabilities..............................    5,013     7,206
                                                         --------  --------
                                                         $ 22,198  $ 20,495
                                                         ========  ========

3. NET INCOME (LOSS) PER SHARE

   The following tables set forth the computation of net income (loss) per share of common stock:

                                                      Year Ended March 31,
                                                    -------------------------
                                                     1997    1998      1999
                                                    ------- -------  --------
Numerator (in thousands):
Net income (loss).................................. $13,101 $(1,033) $(15,730)
Less: Preferred stock dividend.....................     --     (738)     (832)
Less: Income attributable to Class L Stock.........     --   (1,947)     (944)
                                                    ------- -------  --------
                                                    $13,101 $(3,718) $(17,506)
                                                    ======= =======  ========
Denominator (in thousands):
Common Stock.......................................  45,515   5,563       --
Class A Stock......................................     --    7,939     9,074
Class B Stock (vested).............................     --       38       323
                                                    ------- -------  --------
Weighted average shares outstanding used for basic
 and diluted income (loss) per share...............  45,515  13,540     9,397
                                                    ======= =======  ========

                               THERMA-WAVE, INC.

   The following table summarizes securities outstanding as of each period end which were not included in the calculation of diluted net loss per share since their inclusion would be anti-dilutive.

                                                              March 31,
                                                       ------------------------
                                                       1997   1998      1999
                                                       ---- --------- ---------
Class B Stock Subject to Repurchase (unvested)........  --  1,189,004   767,084
Mandatorily Redeemable Convertible Preferred Stock....  --    748,739   748,739
Stock Options.........................................  --  1,765,458 1,778,086

   The stock options outstanding at March 31, 1998 and 1999, had a weighted average exercise price of $10.69, and $9.64, respectively. Upon the completion of an initial public offering, Class L Stock is convertible into one share of Class A Stock plus an additional number of shares of Class A Stock (determined by dividing the preference amount for such share by the assumed initial public offering price).

4. FINANCING ARRANGEMENTS

 Senior Notes

   The $115.0 million of senior notes ("Senior Notes") issued to finance the Recapitalization are senior unsecured obligations of the Company and will mature on May 15, 2004. Interest on the Senior Notes will accrue at the rate of 10 5/8% per annum and is payable semiannually in cash on each May 15 and November 15 to registered holders at the close of business on May 1 and November 1, respectively, immediately preceding the applicable interest payment date. The Senior Notes are not entitled to the benefit of any mandatory sinking fund and are redeemable at the Company's option in whole at any time or in part from time to time, on and after May 15, 2001, upon not less than 30 nor more than 60 days notice, at specified redemption prices. If the Company completes an initial public offering, with net proceeds equal to or in excess of $25.0 million, the Company is required to make an offer to redeem up to 35% of the aggregate principal amount of the Senior Notes outstanding at a price equal to 110.625% of the principal amount thereof plus accrued and unpaid interest thereon. At any time, or from time to time, if the Company completes one or more equity offerings (not considered an initial public offering) on or prior to May 15, 2000, the Company may, at its option, use the net cash proceeds to redeem up to 35% of the aggregate principal amount of Senior Notes originally issued at a redemption price equal to 110.625% of the principal amount thereof plus accrued and unpaid interest.

   Based upon the terms of the original notes, the Company issued new notes with substantially identical terms as the old notes except that the new notes are registered under the Securities Act and therefore do not bear legends restricting their transfer.

 Bank Credit Facility

   In conjunction with the Recapitalization, the Company entered into the Credit Agreement among Therma-Wave, Inc., various lending institutions, and Bankers Trust Company, as Agent (the "Bank Credit Facility"), which provided for a revolving credit facility of $30.0 million. During the quarter ended June 30, 1998, the Company entered into the First Amendment to the Credit Agreement among Therma-Wave, Inc., various lending institutions, and Bankers Trust Company, as Agent (the "Amended Bank Credit Facility"), to have its borrowing availability subject to a borrowing base formula, which provides a maximum revolving credit facility of $30.0 million, and to make certain necessary adjustments to the financial tests and covenants contained therein in light of current market conditions. The Company may borrow amounts under the Amended Bank Credit Facility to finance its working capital requirements and other general corporate purposes. The Amended Bank Credit Facility requires the Company to meet certain financial tests and contains covenants customary for this type of financing. At March 31, 1999, there was $3.5 million of an outstanding letter of credit and unused borrowing capacity under the Amended Bank Credit Facility of $17.0 million. The interest rate under the Amended Bank Credit Facility is at the lenders base rate plus 1.25% (9.5% at March 31, 1999).

                               THERMA-WAVE, INC.

   At March 31, 1997, the Company had a credit agreement with a Japanese bank for an unsecured, renewable note payable with an outstanding principal balance of $3.8 million and $23.1 million of unsecured long-term debt under four separate loan agreements with banks. These notes payable were repaid in conjunction with the Recapitalization Agreement.

   The fair value of the Company's long-term debt is based on quoted market prices. The estimated fair value of long-term debt is $69,162,000 at March 31, 1999.

5. INCOME TAXES

   The domestic and foreign components of income (loss) before provision (benefit) for income taxes are as follows (in thousands):

                                                     Fiscal Year Ended March
                                                               31,
                                                     --------------------------
                                                      1997     1998      1999
                                                     -------  -------  --------
   Domestic......................................... $19,419  $  (436) $(19,016)
   Foreign..........................................   2,689        7       936
                                                     -------  -------  --------
     Total.......................................... $22,108  $  (429) $(18,080)
                                                     =======  =======  ========

   The components of the provision (benefit) for income taxes are as follows
(in thousands):

                                                     Fiscal Year Ended March
                                                               31,
                                                     --------------------------
                                                      1997     1998      1999
                                                     -------  -------  --------
   Current:
    Federal......................................... $ 9,696  $ 2,314  $ (8,344)
    State...........................................   1,525      396         4
    Foreign.........................................     --       --         13
                                                     -------  -------  --------
                                                      11,221    2,710    (8,327)
   Deferred:
    Federal.........................................  (1,921)  (1,710)    5,807
    State...........................................    (293)    (396)      --
    Foreign.........................................     --       --        170
                                                     -------  -------  --------
                                                      (2,214)  (2,106)    5,977
                                                     -------  -------  --------
                                                     $ 9,007  $   604  $ (2,350)
                                                     =======  =======  ========

                               THERMA-WAVE, INC.

   A rate reconciliation between income tax provisions at the U.S. federal statutory rate and the effective rate reflected in the statements of operations is as follows:

                                                           Fiscal Year
                                                         Ended March 31,
                                                         -------------------
                                                         1997  1998    1999
                                                         ----  -----   -----
   Provision at statutory rate.......................... 35.0% (35.0)% (35.0)%
   State taxes, net of federal benefit..................  3.6    --      --
   Amortization of goodwill and purchased intangibles...  2.0    --      --
   Utilization of net operating loss and credit
    carryforwards....................................... (3.2)   --     (5.5)
   Foreign sales corporations........................... (0.9) (40.5)    --
   Other changes in valuation allowances................  --   195.4    26.1
   Other................................................  4.2   20.9     1.4
                                                         ----  -----   -----
                                                         40.7% 140.8%  (13.0)%
                                                         ====  =====   =====

   For the year ended March 31, 1999 the Company realized an income tax benefit from the carryback of its net operating loss to recover substantially all income taxes paid during the carryback period. At March 31, 1999, the Company recorded an income tax receivable of $7,351,000 which is included in other current assets.

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

                                                                  March 31,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
   Deferred tax assets:
    Accrued costs and expenses................................ $ 5,935  $ 3,241
    State taxes...............................................     117        1
    Other.....................................................   2,441    3,156
    Net operating loss and tax credits........................     491    1,866
                                                               -------  -------
    Total gross deferred tax assets...........................   8,984    8,264
   Less: valuation allowance..................................  (1,291)  (6,010)
                                                               -------  -------
    Total gross deferred tax assets...........................   7,693    2,254
                                                               -------  -------
   Deferred tax liabilities:
    Deferred revenue on foreign sales.........................  (1,281)  (1,139)
    Depreciation and amortization.............................     --      (834)
    Other.....................................................    (435)    (281)
                                                               -------  -------
    Net deferred tax liabilities..............................  (1,716)  (2,254)
                                                               -------  -------
    Total net deferred tax assets............................. $ 5,977  $   --
                                                               =======  =======

   The net changes in the total valuation allowance for the years ended March 31, 1998 and 1999 were $800,000 and $4,719,000, respectively. The change in valuation allowance for the year ended March 31, 1998 is primarily due to state income tax temporary differences and foreign net operating losses. At March 31, 1999, management believes it is more likely than not that the net deferred tax assets will not be fully realizable and has provided a full valuation against its net deferred tax assets.

   At March 31, 1999, the Company has net operating loss carryforwards for foreign income tax purposes of approximately $390,000, which expire in varying amounts through 2003.

                               THERMA-WAVE, INC.

6. EXPENSES RELATING TO OPERATING COST IMPROVEMENTS

   On June 22 and September 24, 1998, the Company announced and implemented an operating cost improvement program aimed at bringing operating expenses in line with the Company's current operating environment. All terminated employees were notified of their severance and related benefits at the time the program was announced. This program resulted in a reduction of approximately 100 employees primarily involved in customer service and manufacturing positions. Certain leased facilities and fixed assets were consolidated. Total cash outlays for fiscal 1999 were $832,000. Non-cash charges of $100,000 are primarily for asset write-offs. The balance of $125,000 at March 31, 1999 primarily represents cash payments and will be utilized in fiscal 2000. Expenses relating to operating cost improvements are summarized as follows:

                                            Provision
                                            Year Ended               Balance
                                          March 31, 1999 Utilized March 31, 1999
                                          -------------- -------- --------------
   Severance.............................     $  837       $762        $ 75
   Facilities............................        120         70          50
   Other.................................        100        100         --
                                              ------       ----        ----
                                              $1,057       $932        $125
                                              ======       ====        ====

7. COMMITMENTS AND CONTINGENCIES

   The Company leases its facilities under noncancellable operating leases which require the Company to pay maintenance and operating expenses, such as taxes, insurance and utilities. The Company is required pursuant to the terms of a facility lease to maintain a $3,500,000 standby letter of credit.

   Property and equipment includes equipment recorded under capital leases of approximately $895,000 and related accumulated amortization of $506,000 and $620,000 at March 31, 1998 and 1999 respectively.

   Rent expense was approximately $1,524,000, $1,629,000 and $1,661,000 for the fiscal years ended March 31, 1997, 1998 and 1999, respectively.

   At March 31, 1999, future minimum lease payments under capital and noncancellable operating leases are as follows (in thousands):

                                                               Capital Operating
                                                               Leases   Leases
                                                               ------- ---------
   Fiscal Year
   2000.......................................................  $  90   $1,378
   2001.......................................................     88    1,165
   2002.......................................................    212    1,180
   2003.......................................................    --     1,229
   2004.......................................................    --     1,191
   Thereafter.................................................    --     2,184
                                                                -----   ------
   Future Minimum Lease Payments..............................    390   $8,327
                                                                        ======
   Less: Amounts Representing Interest........................   (115)
                                                                -----
   Present Value of Minimum Lease Payments....................    275
   Less: Current Portion......................................    (74)
                                                                -----
                                                                $ 201
                                                                =====

                               THERMA-WAVE, INC.

 Deferred Bonus Arrangements

   Pursuant to the terms of certain management bonus arrangements, the Company may be obligated to pay up to an aggregate of $12.4 million after May 16, 2002 based upon achieving certain operating results and each employee's continued employment. The Company must achieve a minimum cumulative EBITDA (as defined in such bonus agreements) of $177.0 million for the five year period ended May 15, 2002 in order for the deferred bonus of $12.4 million to be payable. If the Company achieves cumulative EBITDA levels from $133.3 million to $177.0 million for the five year period ended May 15, 2002, a fraction of the deferred bonus is payable based on the amount EBITDA exceeds $133.3 million, up to the maximum deferred bonus amount of $12.4 million. No amounts have been accrued to date as the achievement of the required operating results is not considered probable as of March 31, 1999.

 Legal Proceedings

   On September 3, 1998, the Company was named in a patent infringement suit filed by KLA-Tencor Corporation ("KLA-Tencor"). KLA-Tencor alleged that it patented an aspect of the thin film thickness measuring technology that the Company uses in its Opti-Probe product family. KLA-Tencor is seeking damages and an injunction to stop the sale of the equipment they allege uses this aspect. The Company believes none of its products infringe any of the claims of KLA-Tencor's patent and that their infringement allegations are unfounded. The Company intends to vigorously defend its position and expects to prevail.

   On January 14, 1999, the Company commenced an action against KLA-Tencor for patent infringement with respect to one of the Company's fundamental thin film technology combination patents. The suit seeks damages for patent infringement and a permanent injunction against any future activities undertaken by KLA-Tencor or any third party working in conjunction with them, which infringes on the Company's patent. The suit was filed as a counterclaim in the infringement action initiated by KLA-Tencor and also seeks a declaratory judgment that KLA-Tencor's patent, which the Company was alleged of infringing, is invalid and not infringed by any of the Company's systems.

   There can be no assurances, however, that the Company will prevail in any patent litigation. The Company believes that the outcome of any resultant litigation will not have a material adverse effect on the Company's financial condition or results of operations.

   The Company is involved in various other legal proceedings from time to time arising in the ordinary course of business, none of which management expects to have a material adverse effect on the Company's results of operations or financial condition.

8. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)

 Mandatorily Redeemable Convertible Preferred Stock

   The Series A Mandatorily Redeemable Convertible Voting Preferred Stock ("Preferred Stock") has a liquidation preference of $18.40 and is convertible at any time into one share of Class A Common Stock at the option of the holder. Dividends on each share of the Preferred Stock shall be cumulative and accrue at the rate of 6% per annum. The Preferred Stock has a scheduled redemption on May 17, 2004, and is otherwise redeemable by the Company at any time from time after the earlier of (a) June 30, 1998 or (b) an initial public offering. Each share of Preferred Stock is convertible into one share of Class A Common Stock (as adjusted for stock splits, stock dividends, recapitalizations and similar transactions). The Preferred Stock entitles the holder to one vote for each share of Class A Common Stock issuable upon conversion of the Preferred Stock. Upon any liquidation, dissolution or winding up of the Company, each holder of the Preferred Stock shall be entitled to be paid before any distribution or payment is made upon any capital stock or other equity securities of the Company.

                               THERMA-WAVE, INC.

   We issued shares of Preferred Stock as part of the Recapitalization. The fair value of the Preferred Stock at March 31, 1999 of $15,347 represents the liquidation value plus accrued dividends.

 Common Stock

   Immediately after the Recapitalization, the outstanding equity securities of the Company consisted of 9,073,532 shares of Class A Common; 1,334,875 shares of Class B Common; 1,008,170 shares of Class L Common; and 748,739 shares of Preferred Stock. The shares of Class A Stock and Class L Stock each entitle the holder to one vote per share on all matters to be voted upon by the stockholders of the Company and are otherwise identical, except that the shares of Class L Stock are entitled to a preference over Class A Stock with respect to any distribution by the Company to holders of its capital stock equal to the original cost of such share ($19.085) plus an amount which accrues on a daily basis at a rate of 12% per annum, compounded annually. The Class B Stock is identical to the Class A Stock except that the Class B Stock is non-voting and is convertible into Class A Stock at any time following an initial public offering by the Company at the option of the holder.

   All unvested shares of Class B Stock are subject to repurchase by the Company if the holder is no longer employed by the Company. Such shares vest over five years from the date of issuance. During the fiscal year ended March 31, 1999, 171,693 shares of Class B Stock were repurchased by the Company. As of March 31, 1999, 351,008 shares of Class B Stock were vested and
767,084 shares of Class B Stock were subject to repurchase by the Company at the paid-in amount.

 Stock Based Compensation

   The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations in accounting for its employee stock awards because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") requires use of option valuation models for use in valuing employee stock options. Under APB No. 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

   During fiscal year 1998, the Company adopted several stock option plans (the "Plans") whereby the Board of Directors may grant incentive stock options and nonstatutory stock options to employees, directors or consultants. The Company has reserved 3,742,500 shares of Class A Stock and 3,742,500 shares of Class B Stock for issuance under the Plans. Unless terminated sooner, the Plans will terminate automatically in May 2007. Vesting provisions for stock options granted under the Plans are determined by the Board of Directors. Unless the Board of Directors specifically determines otherwise at the time of the grant, the option shall vest 25% on each of the first four anniversaries from the date of grant. Stock options expire no later than ten years from the date of grant. Common shares issued on exercise of options prior to vesting are subject to repurchase by the Company if the holder is no longer employed by the Company.

                               THERMA-WAVE, INC.

   A summary of the Company's stock option activity, and related information for the years ended March 31, 1998 and 1999 are as follows:

                                                        Options Outstanding
                                                     ---------------------------
                                                                Weighted Average
                                           Shares    Number of   Exercise Price
                                         Available    Shares       per Share
                                         ----------  ---------  ----------------
   Balance at March 31, 1997............        --         --        $  --
    Authorized..........................  7,485,000        --           --
    Granted............................. (1,836,384) 1,836,384        10.67
    Exercised...........................        --         --           --
    Canceled............................     70,926    (70,926)       10.08
                                         ----------  ---------
   Balance at March 31, 1998............  5,719,542  1,765,458        10.69
    Granted.............................   (320,100)   320,100         4.44
    Exercised...........................        --         --           --
    Canceled............................    307,472   (307,472)       10.28
                                         ----------  ---------
   Balance at March 31, 1999............  5,706,914  1,778,086       $ 9.64
                                         ==========  =========

   The following table summarizes information about stock options outstanding as of March 31, 1999:

                                                    Options Outstanding
                                              --------------------------------
                                                           Weighted
                                                            Average   Weighted
                                                           Remaining  Average
                                                Number    Contractual Exercise
                                              Outstanding    Life      Price
                                              ----------- ----------- --------
   Range of exercise prices:
    $4.00....................................    270,000     9.32      $ 4.00
    $6.00-$7.00..............................    423,255     8.75      $ 6.10
    $8.93-$15.89.............................  1,084,831     8.13      $12.42
                                               ---------
                                               1,778,086
                                               =========

   At March 31, 1999, there were 111,572 vested shares and 1,196,403 shares were exercisable.

   Pro forma information regarding net loss and net loss per share is required by FAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to March 31, 1996 under the fair value method. The fair value for these options was estimated using the Black-Scholes option pricing model.

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of options of publicly traded companies and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

   For the years ended March 31, 1998 and 1999, the fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model using a dividend yield of 0% for both periods and the following additional weighted-average assumptions: volatility of zero and expected life of an option of 5 years and a risk-free interest rate of 7.0% and 5.0%, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period.

                               THERMA-WAVE, INC.

   Had compensation costs been determined based upon the fair value at the grant date for awards under these plans, consistent with the methodology prescribed under SFAS No. 123, the Company's pro forma net loss attributable to common stockholders and pro forma basic and diluted net loss per share under SFAS No. 123 would have been $(1,856,000) and $(0.28) for the year ended March 31, 1998 and $(16,717,000) and $(1.88) for the year ended March 31, 1999, respectively.

   The weighted average fair value of options granted during the years ended March 31, 1998 and 1999 with exercise prices equal to the market price at the date of grant is $0.45 and $0.96 per share, respectively.

9. RELATED PARTY TRANSACTIONS

   Transactions with Toray & Shimadzu are as follows (in thousands):

                                                                  Fiscal Year
                                                                     Ended
                                                                   March 31,
                                                                 --------------
                                                                 1997 1998 1999
                                                                 ---- ---- ----
   Revenue...................................................... $590 $ 82 $ 31
   Purchases of inventories.....................................   94  --   --

   The Company incurred expenses of approximately $559,000, $75,000 and $118,000 for the fiscal years ended March 31, 1997, 1998 and 1999, respectively, for employees loaned to the Company by Toray and Shimadzu.

   On March 31, 1999, the Company had loans to management of $241,000 used to acquire the Company's capital stock (notes receivable from stockholders) and $1,043,000 used to pay certain tax liabilities incurred by certain executives in connection with the Recapitalization (the Tax Notes). The notes receivable from stockholders bear interest at the applicable federal rate in effect at the time of the Recapitalization. The Tax Notes do not bear interest. The executives have pledged their stock as security for the notes.

   In connection with the Recapitalization, the Company entered into an Advisory Agreement with Bain Capital, a majority stockholder, pursuant to which Bain Capital agreed to provide management services. The management fees incurred, excluding out-of pocket expenses, during the fiscal years ended March 31, 1998 and 1999 were $750,000 and $1,000,000, respectively.

10. RETIREMENT PLAN

   The Company has a retirement plan under Section 401(k) of the Internal Revenue Code covering substantially all employees. Discretionary company contributions, which are based on achieving certain operating profit goals, were $540,000, $566,000 and $0 in fiscal 1997, 1998 and 1999, respectively.

11. SEGMENT INFORMATION

   The Company operates in one segment as it manufactures, markets and services process control metrology systems within the semiconductor equipment market. All products and services are marketed within the geographic regions in which the Company operates. The Company's current product offerings qualify for aggregation under SFAS No. 131 as its products are manufactured and distributed in the same manner, have similar long-term gross margins and are sold to the same customer base.

                               THERMA-WAVE, INC.

   The following is a summary of operations in geographic areas (in thousands):

                                              Other
                             U.S.     Japan  Foreign Eliminations Consolidation
                           --------  ------- ------- ------------ -------------
Fiscal year ended March
 31, 1997
Sales to unaffiliated
 customers...............  $ 97,237  $ 9,730 $2,526    $   --       $109,493
Transfers between
 geographic locations....     3,859    1,261  2,028     (7,148)          --
                           --------  ------- ------    -------      --------
Total net sales..........  $101,096  $10,991 $4,554    $(7,148)     $109,493
Operating income (loss)..  $ 21,965  $ 1,633 $  136    $  (365)     $ 23,369
Long-lived assets........  $  5,732  $   739 $  510    $   --       $  6,981
All other identifiable
 assets..................    54,868    6,758  2,869     (2,856)       61,639
                           --------  ------- ------    -------      --------
Total assets.............  $ 60,600  $ 7,497 $3,379    $(2,856)     $ 68,620
                           ========  ======= ======    =======      ========

Fiscal year ended March
 31, 1998
Sales to unaffiliated
 customers...............  $110,098  $ 2,645 $2,716    $   --       $115,459
Transfers between
 geographic locations....    (1,929)   1,706  2,572     (2,349)          --
                           --------  ------- ------    -------      --------
Total net sales..........  $108,169  $ 4,351 $5,288    $(2,349)     $115,459
Operating income (loss)..  $ 11,661  $   103 $  458    $  (280)     $ 11,942
Long-lived assets........  $ 16,974  $   624 $  414    $   --       $ 18,012
All other identifiable
 assets..................    69,237    2,841  3,030     (3,358)       71,750
                           --------  ------- ------    -------      --------
Total assets.............  $ 86,211  $ 3,465 $3,444    $(3,358)     $ 89,762
                           ========  ======= ======    =======      ========
Fiscal year ended March
 31, 1999
Sales to unaffiliated
 customers...............  $ 60,355  $ 2,542 $3,310    $   --       $ 66,207
Transfers between
 geographic locations....    (2,811)   1,047  3,620     (1,856)          --
                           --------  ------- ------    -------      --------
Total net sales..........  $ 57,544  $ 3,589 $6,930    $(1,856)     $ 66,207
Operating income (loss)..  $ (5,652) $   338 $  634    $     3      $ (4,677)
Long-lived assets........  $ 13,893  $   555 $  351    $   --       $ 14,799
All other identifiable
 assets..................    53,645    2,482  3,775     (2,349)       57,553
                           --------  ------- ------    -------      --------
Total assets.............  $ 67,538  $ 3,037 $4,126    $(2,349)     $ 72,352
                           ========  ======= ======    =======      ========


   Other foreign areas include the United Kingdom, Taiwan and Korea, each of which are individually not material for separate disclosure.

   Revenue in each geographic area is recognized upon shipment from the locations within a designated geographic region. Transfers and commission arrangements between geographic areas are at prices sufficient to recover a reasonable profit. Export sales were $54,390,000, $56,006,000 and $39,892,000 of the net sales in fiscal 1997, 1998 and 1999, respectively.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                        Shares

                               [Therma-Wave Logo]

                               ----------------

                                   Prospectus

                                       , 1999

                               ----------------

                         Banc of America Securities LLC

                                Lehman Brothers


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   The following is a statement of estimated expenses, to be paid solely by Therma-Wave, of the issuance and distribution of the securities being registered hereby:

   Securities and Exchange Commission registration fee............... $  8,896
   NASD filing fee...................................................    3,700
   Nasdaq National Market listing fee................................    5,000
   Blue Sky fees and expenses (including attorneys' fees and
    expenses)........................................................   10,000
   Printing expenses.................................................    *
   Accounting fees and expenses......................................  375,000
   Transfer agent's fees and expenses................................    3,000
   Legal fees and expenses...........................................  350,000
   Miscellaneous expenses............................................    *
                                                                      --------
     Total........................................................... $   *
                                                                      ========

--------
*  To be provided by Amendment.

Item 14. Indemnification of Directors and Officers.

 General Corporation Law

   We are incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the "General Corporation Law"), inter alia, provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

   Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

 Certificate of Incorporation and By-Laws

   Our Certificate of Incorporation and By-laws provides for the indemnification of officers and directors to the fullest extent permitted by the General Corporation Law.

Item 15. Recent Sales of Unregistered Securities.

   During the last three years, Therma-Wave has issued the following securities without registration under the Securities Act of 1933 as amended (the "Securities Act"):

(1) Therma-Wave completed the recapitalization on May 16, 1997. In connection with the recapitalization, Therma-Wave issued:

  (a) an aggregate of 6,960,035 shares of Old Common Stock to the Bain Capital Funds and Sutter Hill (which were later converted into an aggregate of 7,264,236 shares of Class A Common and an aggregate of 807,138 shares of Class L Common) for an aggregate of $17.1 million;

  (b) an aggregate of (i) 1,226,331 shares of Class A Common; (ii) 136,258 shares of Class L Common; and (iii) 1,128,749 shares of Class B Common to the Management Investors for an aggregate of $2.9 million;

  (c) an aggregate of (i) 509,433 shares of Class A Common; (ii) 56,604 shares of Class L Common; and (iii) 750,000 shares of Preferred Stock to the Existing Stockholders in exchange for their 6,101,252 shares of Old Common Stock;

  (d) an aggregate of (i) 9,853 shares of Class A Common and (ii) 1,095 shares of Class L Common to the Existing Stockholders in exchange for an aggregate of 1,261 shares of Preferred Stock; and

  (e) 63,679 shares of Class A Common and 7,075 shares of Class L Common to Antares International Partners for an aggregate of $150,000.

(2) To finance a portion of the recapitalization, Therma-Wave sold an aggregate of $115.0 million aggregate principal amount of 10 5/8% Senior Notes due 2004 to BT Securities Corporation pursuant to a Purchase Agreement, dated May 16, 1997.

(3) On July 15, 1997, Therma-Wave sold an aggregate of 206,126 shares of Class B Common to certain employees of Therma-Wave for an aggregate of $48,440.

   The sales and issuances listed above in paragraphs (1)(a), (1)(b), (1)(e),
(2) and (3) were deemed exempt from registration under the Securities Act by virtue of Section 4(2) thereof, as transactions not involving a public offering. The issuance of securities listed in paragraphs (1)(c) and(1)(d) were deemed exempt from registration under the Securities Act by virtue of Section 3(a)(9). Certain defined terms used herein not otherwise defined have the meanings ascribed to them in the prospectus, which forms a part of this Registration Statement.

Item 16. Exhibits and Financial Statement Schedules.

   (a) Exhibits.

 Exhibit
   No.   Description
 ------- -----------
 **1.1   Form of Underwriting Agreement.

  *2.1 Recapitalization Agreement, dated as of December 18, 1996, by and among Bain Capital Fund V, L.P., Bain Capital Fund V-B, L.P., BCIP
         Associates, BCIP Trust Associates, L.P., Toray Industries, Inc., Toray
         Industries (America), Inc. and Shimadzu Corporation as amended by
         Amendment No. 1 and Supplement to Recapitalization Agreement, dated
         May 16, 1997, by and among Therma-Wave, Inc., Toray Industries, Inc.,
         Toray Industries (America), Inc., Shimadzu Corporation and Bain
         Capital Fund V, L.P., Bain Capital Fund V-B, L.P., BCIP Trust
         Associates and BCIP Trust Associates, L.P.

  *3.1   Restated Certificate of Incorporation of Therma-Wave.

  *3.2   Amended and Restated By-Laws of Therma-Wave.

 **3.3   Form of Restated Certificate of Incorporation of Therma-Wave.

 **3.4   Form of Amended and Restated By-Laws of Therma-Wave.

  *4.1 Purchase Agreement, dated as of May 16, 1997, by and among Therma-Wave and BT Securities Corporation.

  *4.2   Indenture, dated as of May 15, 1997, by and among Therma-Wave and IBJ
         Schroder Bank & Trust Company, as trustee.

  *4.3   Form of 10 5/8% Senior Notes.

  *4.4   Form of Series B 10 5/8% Senior Notes.

  *4.5   Registration Rights Agreement, dated as of May 15, 1997, by and among
         Therma-Wave and BT Securities Corporation, as Initial Purchaser.

 **4.6   Form of certificate representing shares of Common Stock.

   5.1   Opinion of Kirkland & Ellis.

 *10.1   Employment Agreement, dated as of May 16, 1997, by and between Therma-
         Wave and Dr. Allan Rosencwaig.

 *10.2   Employment Agreement, dated as of May 16, 1997, by and between Therma-
         Wave and David L. Willenborg.

 *10.3   Employment Agreement, dated as of May 16, 1997, by and between Therma-
         Wave and W. Lee Smith.

 *10.4   Employment Agreement, dated as of May 16, 1997, by and between Therma-
         Wave and Jon L. Opsal.

 *10.5   Employment Agreement, dated as of May 16, 1997, by and between Therma-
         Wave and Anthony W. Lin.

 *10.6   Executive Stock Agreement, dated as of May 16, 1997, by and between
         Therma-Wave and Dr. Allan Rosencwaig.

 *10.7   Executive Stock Agreement, dated as of May 16, 1997, by and between
         Therma-Wave and David L. Willenborg.

 *10.8   Executive Stock Agreement, dated as of May 16, 1997, by and between
         Therma-Wave and W. Lee Smith.

 *10.9   Executive Stock Agreement, dated as of May 16, 1997, by and between
         Therma-Wave and Jon L. Opsal.

 *10.10  Executive Stock Agreement, dated as of May 16, 1997, by and between
         Therma-Wave and Anthony W. Lin.

 *10.11  Stockholders Agreement, dated as of May 16, 1997, by and among Therma-
         Wave and certain stockholders named therein.


 Exhibit
   No.   Description
 ------- -----------
  *10.12 Development License Agreement, dated June 12, 1992, by and among
         Therma-Wave and Therma-Wave K.K., Toray Industries, Inc. and Shimadzu
         Corporation.

  *10.13 New Development Agreement, dated December 22, 1995, by and between
         Therma-Wave and Toray Industries, Inc.

  *10.14 Lease Agreement, dated as of May 26, 1995, by and between Therma-Wave and Sobrato Interests.

  *10.15 Advisory Agreement, dated as of May 16, 1996, between Therma-Wave and
         Bain Capital, Inc.

  *10.16 Voting Agreement, dated as of May 16, 1997, between Therma-Wave and certain stockholders named therein.

  *10.17 Credit Agreement, dated as of May 16, 1997, between Therma-Wave and
         Bankers Trust Company, as agent, and certain financial institutions named therein.

  *10.18 Pledge Agreement, dated as of May 16, 1997, between Therma-Wave and
         Bankers Trust Company, as agent.

  *10.19 Security Agreement, dated as of May 16, 1997, between Therma-Wave and
         Bankers Trust Company, as agent.

  *10.20 Therma-Wave, Inc. 1997 Stock Purchase and Option Plan.

  *10.21 Registration Agreement, dated as of May 16, 1997, between Therma-Wave and the stockholders named therein.

  *10.22 Stock Repurchase Agreement, dated as of January 26, 1996, between
         Toray Industries, Inc. and the key employees of Therma-Wave named therein.

  *10.23 Key Employee Stock Agreement, dated as of October 30, 1991 and amended as of December 16, 1994, by and among Toray Industries, Inc., TS
         Subsidiary Corp., Therma-Wave, Inc. and the key employees named therein.

 **10.24 Therma-Wave, Inc. 1999 Equity Incentive Plan.

 **10.25 First Amendment to Credit Agreement, dated as of June 30, 1998, between Therma-Wave and Bankers Trust Company, as agent, incorporated by reference to Exhibit 10.1 of Therma-Wave's Quarterly Report on Form
         10-Q for the quarter ended July 5, 1998.

 **10.26 Employment Agreement, dated as of August 3, 1998, by and between Therma-Wave and Martin M. Schwartz.

 **10.27 Employment Agreement, dated as of August 10, 1998, by and between Therma-Wave and L. Ray Christie.

 **10.28 1999 Employee Stock Purchase Plan.

  *21.1  Subsidiaries of Therma-Wave.

   23.1  Consent of Ernst & Young, LLP, Independent Auditors.

   23.2  Consent of Independent Accountants.

   23.3  Consent of Kirkland & Ellis (included in Exhibit 5.1).

   24.1 Powers of Attorney (included in Part II to the Registration Statement previously filed).

   27.1  Financial Data Schedule.

--------
 * Incorporated herein by reference to the same numbered exhibit to Therma-Wave's Registration Statement on Form S-4 (Registration No. 333-29871).
** To be filed by Amendment.
 + Therma-Wave agrees to furnish supplementally to the Commission a copy of any omitted schedule or exhibit to such agreement upon request by the Commission.

    (b) Financial Statement Schedule.

                                                                          Index
                                                                          -----
     Report of Independent Accountants on Financial Statement Schedule..   S-1
     Schedule II--Valuation and Qualifying Accounts.....................   S-2

   All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

Item 17. Undertakings.

   The undersigned registrant hereby undertakes to provide to the underwriters at closing specified in the underwriting agreement certificates in such denominations and registered in such manner as requested by the underwriters to permit prompt delivery to each purchaser.

   The undersigned registrants hereby undertake:

   (1) For purposes of determining any liability under the Securities Act of 1933 (the "Securities Act"), the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrants pursuant to the provisions described under Item 20 or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, Therma-Wave, Inc. has duly caused this Pre-Effective Amendment No. 2 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on June 14, 1999.

                                          Therma-Wave, Inc.

                                                    /s/ Allan Rosencwaig
                                          By: _________________________________
                                                      Allan Rosencwaig
                                                  Chief Executive Officer

                                    * * * *

   Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 2 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

              Signature                          Title                   Date
              ---------                          -----                   ----

      /s/ Allan Rosencwaig             Chairman of the Board and     June 14, 1999
______________________________________  Chief Executive Officer
           Allan Rosencwaig             (Principal Executive
                                        Officer)

                  *                    President, Chief Operating    June 14, 1999
______________________________________  Officer and Director
          Martin M. Schwartz

                  *                    Vice President and Chief      June 14, 1999
______________________________________  Financial Officer
           L. Ray Christie              (Principal Financial and
                                        Accounting Officer)

                  *                    Director                      June 14, 1999
______________________________________
        G. Leonard Baker, Jr.

                  *                    Director                      June 14, 1999
______________________________________
            David Dominik

                  *                    Director                      June 14, 1999
______________________________________
            Adam W. Kirsch

* The undersigned, by signing his name hereto, does hereby sign and execute this Pre-Effective Amendment No. 2 to Registration Statement on Form S-1 on behalf of the above named officers and directors of Therma-Wave pursuant to the Power of Attorney executed by such officer and/or director and previously filed with the SEC.

By    /s/ Allan Rosencwaig
-----------------------------------                               June 14,
       Allan Rosencwaig                                        1999
        Attorney-in-Fact

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE

To the Board of Directors
of Therma-Wave, Inc.

Our audit of the consolidated financial statements as of March 31, 1999 and for the year then ended referred to in our report dated April 27, 1999 appearing on page F-2 of the consolidated financial statements in this Registration Statement on Form S-1 also included an audit of the Financial Statement Schedule for the year ended March 31, 1999 listed in Item 16(b) in this Registration Statement on Form S-1. In our opinion, this Financial Statement Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP

San Jose, California
April 27, 1999

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                               THERMA-WAVE, INC.
                                 (in thousands)

                                          Additions
                                    ---------------------
                                               Charged to
                         Balance at Charged to   Other
                         Beginning  Costs and  Accounts-- Deductions--  Balance at
Description              of Period   Expenses   Describe    Describe   End of Period
-----------              ---------- ---------- ---------- ------------ -------------
Year ended March 31,
 1999:
 Reserves and allowances
  deducted from asset
  accounts; Allowance
  for Doubtful
  Accounts..............   $3,016     $ (631)    $ --        $ 474        $1,911

Year ended March 31,
 1998:
 Reserves and allowances
  deducted from asset
  accounts; Allowance
  for Doubtful
  Accounts..............   $1,622     $1,394     $ --        $ --         $3,016

Year ended March 31,
 1997:
 Reserves and allowances
  deducted from asset
  accounts; Allowance
  for Doubtful
  Accounts..............   $  284     $1,338     $ --        $ --         $1,622

                                      S-2